Exhibit 99.1

PROXY CIRCULAR

Annual Meeting – May 2, 2013

Invitation to Shareholders

Dear Shareholder:

On behalf of the Board of Directors, management and employees, we invite you to attend the Annual Meeting of shareholders of Manulife Financial Corporation on May 2, 2013 at 11:00 a.m. Eastern Time. This meeting will be combined with the Annual Meeting of policyholders and the shareholder of The Manufacturers Life Insurance Company.

This is your opportunity to vote on a number of important matters which are described in the Notice of Annual Meeting and the Proxy Circular. At the meeting, you will also have the opportunity to hear about the Company’s financial performance in 2012 and highlights of the Company’s results for the first quarter of 2013.

We hope you will be able to attend the meeting in person. It will be an opportunity for us to speak with you about your Company and for you to meet the Directors and executives. If you are unable to attend in person, we encourage you to vote by following the instructions on the proxy form or voting instruction form. A live webcast of the meeting will be available through our website at www.manulife.com starting at 11:00 a.m. Eastern Time.

We look forward to seeing you at the meeting.

Gail C.A. Cook-Bennett	Donald A. Guloien
Chair of the Board of Directors	President and Chief Executive Officer
March 12, 2013

IMPORTANT INFORMATION FOR SHAREHOLDERS. YOUR PARTICIPATION IS IMPORTANT. PLEASE TAKE A MOMENT TO VOTE.

MANULIFE FINANCIAL CORPORATION

This Document Contains:

•	Notice of Annual Meeting
•	Proxy Circular

Manulife Financial Corporation Proxy Circular

NOTE:    Information contained in, or otherwise accessible through, websites mentioned in the Notice of Annual Meeting and Proxy Circular does not form a part of this document.

Manulife Financial Corporation Proxy Circular	2

Notice of Annual Meeting of Common Shareholders of Manulife Financial Corporation (the “Company”)

Date: Time: Place:	Thursday, May 2, 2013 11:00 a.m. Eastern Time Manulife Financial Corporation Head Office 200 Bloor Street East International Room Toronto, ON Canada

Business of the Annual Meeting of Common Shareholders (the “Meeting”)

At the Meeting, Shareholders will be asked to:

1.     Receive the consolidated financial statements of the Company for the year ended December 31, 2012, together with reports of the auditor and the actuary on those statements;

2.     Elect Directors of the Company;

3.     Appoint auditors of the Company for 2013;

4.     Approve the advisory resolution to accept the Company’s approach to executive compensation disclosed in the Proxy Circular; and

5.     Consider such other business as may properly be brought before the Meeting or any continuation of the Meeting after an adjournment.

By order of the Board of Directors.

Angela K. Shaffer

Corporate Secretary

March 12, 2013

Important

On March 12, 2013, the record date for the Meeting, 1,827,725,539 common shares were outstanding and eligible to be voted at the Meeting.

Shareholders who cannot attend the Meeting in person may vote by proxy. Instructions on how to complete and return the proxy form or voting instruction form are provided with those forms and described in the Proxy Circular. To ensure your vote is counted, proxies must be received by either of the Company’s transfer agents, CIBC Mellon Trust Company or Computershare Shareowner Services LLC, no later than 5:00 p.m. Eastern Time on April 30, 2013, or if the Meeting is adjourned, no later than 5:00 p.m. Eastern Time on the second business day preceding the day to which the Meeting is adjourned.

Manulife Financial Corporation Proxy Circular	3

Management Proxy Circular

Voting Information

Who May Vote

You are entitled to vote at the Annual Meeting (the “Meeting”) if you were a holder of common shares (“Common Shares”) of Manulife Financial Corporation (the “Company” or “Manulife”) at the close of business on March 12, 2013. Each Common Share is entitled to one vote, subject to the Voting Restrictions noted below.

Voting Restrictions

Common Shares cannot be voted either in person or by proxy if they are beneficially owned by:

•	Any person who has acquired more than 10% of any class of shares of the Company without the approval of the Minister of Finance (Canada);
•	The Government of Canada or a provincial government or any of their agencies;
•	The government of a foreign country or any political subdivision or any of their agencies; however:
1.	shares held by an eligible agent with the approval of the Minister of Finance (Canada) can be voted; and
2.

shares beneficially owned by a foreign institution or by an entity controlled by the foreign institution that is controlled by the government of a foreign country or any political subdivision or any of their agencies can be voted.

In addition, no person and no entity controlled by any person may cast votes in respect of any Common Shares beneficially owned by the person or the entity that represent, in the aggregate, more than 20% of the eligible votes that may be cast.

About Voting

How you vote depends on whether you are a registered or non-registered shareholder. Please follow the instructions below based on whether you are a registered or non-registered shareholder.

Registered Shareholder - You are a registered shareholder if your Common Shares are registered in your name and:

1.	You have a share certificate; or

2.	You hold your Common Shares through direct registration in the United States.

Non-Registered Shareholder - You are a non-registered shareholder if:

1.

You received (and continue to hold) a Share Ownership Statement issued when The Manufacturers Life Insurance Company (“Manufacturers Life”) demutualized and you have not requested a share certificate; or

2.	Your Common Shares are registered in the name of an intermediary (for example, a bank, a trustee or a securities broker) or in the name of a depository of which the intermediary is a participant.

If you are a non-registered shareholder who has requested meeting materials, you will receive a package from the intermediary who holds your Common Shares that will contain either:

•

A proxy form for the number of Common Shares beneficially owned by you, but which is otherwise incomplete (the proxy form may be signed by the intermediary, but will be unsigned if you hold a Share Ownership Statement); or

•	A voting instruction form.

Carefully follow the instructions that accompany the proxy form or voting instruction form.

If you are a non-registered shareholder in Hong Kong or the Philippines and your Common Shares are held by a broker, you may not receive a proxy form or a voting instruction form. You should contact your broker if you wish to vote.

How to Vote - Registered Shareholders

As a registered shareholder, you may vote in person at the Meeting or by proxy.

1.

Attend the Meeting – You may attend the Meeting and vote in person. To vote Common Shares registered in the name of a corporation, the corporation must have submitted a properly executed proxy to our transfer agent, CIBC Mellon Trust Company (“CIBC Mellon”) or Computershare Shareowner Services LLC (“Computershare”), authorizing you to do so.

2.	By Proxy – If you do not plan to attend the Meeting in person, you may vote by proxy in one of two ways:

(a)	By authorizing the management representatives of the Company named in the proxy form to vote your Common Shares. You may convey your voting instructions by:

•	Internet – Go to the website indicated on the proxy form and follow the instructions;

•	Telephone (North America) – Call the toll free number indicated on the proxy form and follow the voice instructions; or

•	Mail – Complete the proxy form in full, sign and return it in the envelope provided.

Manulife Financial Corporation Proxy Circular	4

(b)	You have the right to appoint some other person or company to attend the Meeting and vote your Common Shares on your behalf. You may do this either by:

•	Internet – Go to the website indicated on the proxy form and follow the instructions; or

•

Mail – Print your appointee’s name in the blank space on the proxy form and indicate how you would like your Common Shares voted. Complete the proxy form in full, sign and return it in the envelope provided.

If you appoint someone other than the management representatives to vote your Common Shares, your votes can only be counted if your appointee attends the Meeting and votes on your behalf. If you choose this option, complete the proxy form in full, sign (if unsigned by the intermediary) and return it as instructed on the proxy form.

How to Vote - Non-Registered Shareholders

As a non-registered shareholder, you may vote in person at the Meeting or by proxy.

1.	Attend the Meeting
(a)	If you hold a Share Ownership Statement, simply attend the Meeting and vote;

(b)

If you received a proxy form from your intermediary, insert your name in the blank space provided on the form, sign the proxy form if it has not been signed by the intermediary and return the completed proxy form in the enclosed envelope. When you arrive at the Meeting, you should advise the staff that you are a proxy appointee; or

(c)	If you received a voting instruction form, follow the instructions on it.

2.	By Proxy
(a)

If you hold a Share Ownership Statement or if you received a proxy form from your intermediary and do not plan to attend the Meeting in person, you may vote by proxy. If you choose this option, refer to paragraph 2(a) or paragraph 2(b) under the heading “How to Vote - Registered Shareholders - By Proxy”; or

(b)	If you received a voting instruction form, follow the instructions on it.

To ensure that your vote is recorded, your proxy must be received by CIBC Mellon or Computershare, no later than 5:00 p.m. Eastern Time on Tuesday, April 30, 2013, or if the Meeting is adjourned, no later than 5:00 p.m. Eastern Time on the second business day before the day to which the Meeting is adjourned.

Appointing a Proxyholder

By properly completing and returning a proxy form or voting instruction form appointing a person as your proxy, you are authorizing the person named in the form to attend the Meeting and to vote your Common Shares.

In connection with any ballot that may be conducted, the Common Shares represented by your proxy form or voting instruction form will be voted or withheld from voting as you instruct in the form and, if you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. If you have not specified how to vote on a particular matter, if any amendments are proposed to any matter, or if other matters are properly brought before the Meeting, then your proxyholder can vote your Common Shares as your proxyholder sees fit on these matters.

If you properly complete and return your proxy form or voting instruction form appointing management as your proxy, but do not specify how you wish the votes cast, your Common Shares will be voted as follows:

•	FOR the election of the Director nominees set out in this Proxy Circular;
•	FOR the appointment of auditors;
•	FOR the advisory resolution accepting the Company’s approach to executive compensation disclosed in this Proxy Circular; and
•	FOR management’s proposals generally.

Revoking a Proxy

If you wish to revoke your vote on or before April 30, 2013, you may do so by re-voting. Thereafter, you may revoke your vote by delivering a written statement, signed by you or your authorized attorney to:

(a)

The Corporate Secretary of the Company at 200 Bloor Street East, North Tower 10, Toronto, ON, Canada, M4W 1E5 at any time up to and including May 1, 2013, or the business day preceding the day to which the Meeting is adjourned; or

(b)	The Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or the day to which the Meeting is adjourned.

Solicitation of Proxies

Your proxy is being solicited on behalf of the management of the Company. The solicitation will be primarily by mail, but may also be made by telephone and in writing. The Company may use the services of an outside proxy solicitation agency to solicit proxies. The cost of such services, estimated at $75,000, would be paid by the Company.

Confidentiality

Your vote is confidential. The Company’s transfer agents maintain the confidentiality of the votes and do not disclose individual shareholder votes or proxies to the Company unless a shareholder has made comments clearly intended

Manulife Financial Corporation Proxy Circular	5

for management or as may be required to comply with the law. The Company’s transfer agents provide the Company with a status report on the total number of proxies received and the votes cast in respect of each item of business to be considered at the Meeting.

Voting Results

Following the meeting, a report on the voting results will be available on the Company’s website at www.manulife.com/governance and will be filed with Canadian Securities Administrators at www.sedar.com.

Number of Common Shares Outstanding

As of the record date, March 12, 2013, there were 1,827,725,539 Common Shares outstanding.

Subject to the Voting Restrictions previously referred to, the number of Common Shares outstanding equals the number of eligible votes.

No person or company is known to beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than five per cent of the voting rights attached to any class of shares of the Company.

Procedure for Submitting a Shareholder Proposal for the Company’s Next Annual Meeting to be Held in 2014

The final date for submitting shareholder proposals to the Company is December 12, 2013.

The Company’s governing legislation, the Insurance Companies Act (Canada) (the “Act”), addresses the rights of shareholders to submit a proposal and the obligations of the Company in respect of proposals submitted.

The right of a shareholder to submit a proposal is subject to certain conditions set forth in the Act. The Company must attach any shareholder proposal complying with the requirements of the Act to the Notice of Meeting, together with a statement in support of the proposal from the shareholder, if requested. Under the Act, a shareholder proposal must be received at least 90 days before the anniversary date of the Notice of Meeting sent to shareholders in respect of the Company’s previous annual meeting.

Send all proposals in writing to:

Corporate Secretary

Manulife Financial Corporation

200 Bloor Street East, North Tower 10

Toronto, ON

M4W 1E5

Fax: 416-926-3041

Questions

If you have any questions regarding the Meeting, please contact CIBC Mellon, Computershare or the authorized agent nearest you:

Canada:	CIBC Mellon:
1-800-783-9495

United States:	Computershare:
1-800-249-7702

Hong Kong:	Registered Shareholders:
Computershare Hong Kong Investor
Services Limited:
852-2862-8555

Share Ownership Statement Holders:
The Hongkong and Shanghai Banking
Corporation:
852-2288-8355

Philippines:	The Hongkong and Shanghai Banking Corporation Limited:
	PLDT:	632-581-7595
	GLOBE:	632-976-7595

Manulife Financial Corporation Proxy Circular	6

Exhibit 99.2

Business of the Meeting

1.	Receipt of the Consolidated Financial Statements

To receive the consolidated financial statements of Manulife Financial Corporation (the “Company” or “Manulife”) for the year ended December 31, 2012, together with the reports of the auditor and the actuary on those statements.

2.	Election of Directors

The 16 nominees for election to the Company’s Board of Directors (the “Board”) and their biographies are listed in the section “Nominees for the Board of Directors”. All of the nominees are currently Directors of the Company.

Each successful nominee will be elected to the Board for a term of one year, which expires at the Company’s Annual Meeting in 2014.

Directors’ attendance at Board and committee meetings held in 2012 is shown in the chart for each Director nominee in the “Nominees for the Board of Directors” section.

3.	Appointment of Auditors

The Board proposes that the firm of Ernst & Young LLP (“Ernst & Young”) be appointed as auditor for the 2013 fiscal year. Ernst & Young has served as the Company’s auditor for more than five years. For 2012, fees charged by Ernst & Young to the Company and its subsidiaries were $29.8 million, compared with $28.8 million in 2011.

	Year ended December 31, 2012 ($ in millions)	Year ended December 31, 2011 ($ in millions)
Audit fees[1]	$25.9	$25.6
Audit-related fees[2]	1.9	2.3
Tax fees[3]	0.4	0.2
All other fees[4]	1.6	0.7
Total	$29.8	$28.8

[1]

Includes the audit of the financial statements of the Company, its subsidiaries, segregated and separate funds, audits of statutory filings, prospectus services, Sarbanes-Oxley Act of 2002 (“SOX”) attestations, reviews of quarterly reports and regulatory filings.

[2]

Includes reviews of product filing registration statements, consultation concerning financial accounting and reporting standards, and due diligence in connection with proposed or consummated transactions.

[3]	Includes tax compliance, tax planning and tax advice services.
[4]	Includes information security and other advisory services.

The Company has complied with applicable rules regulating the provision of non-audit services to the Company by its external auditor. All audit and non-audit services provided to the Company by Ernst & Young have been pre-approved by the Audit Committee. The Audit Committee has reviewed the magnitude and nature of these services to ensure that they are compatible with maintaining the independence of the external auditor.

4.	Shareholder Advisory Vote on the Approach to Executive Compensation

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used to make executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation. As a result, shareholders will have a non-binding, advisory vote on the Company’s executive compensation policy at the Annual Meeting in 2013, as it has done at each of the past three annual meetings.

To assist you in making your voting decision, we refer you to the Compensation Discussion and Analysis (“CD&A”) starting at page 31. The CD&A describes the Board’s approach to executive compensation, the details of the compensation program and the Board’s compensation decisions in 2012. This disclosure has been approved by the Board on the recommendation of the Management Resources and Compensation Committee. If there are specific concerns you wish to discuss, you may contact the Board by writing to the Chair of the Board in care of the Corporate Secretary of the Company at the address below or by email as indicated on our website at: corporate_governance@manulife.com:

Chair of the Board

c/o The Corporate Secretary

Manulife Financial Corporation

200 Bloor Street East

North Tower 10

Toronto, ON

M4W 1E5

The Board recommends that shareholders vote FOR the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Proxy Circular delivered in advance of the 2013 Annual Meeting of Common Shareholders.”

As this vote will be an advisory vote, the results will not be binding. However, the Board will take the results of the vote into account, as appropriate, together with feedback received from shareholders in its other engagement activities, when considering future compensation policies, procedures and decisions.

The results of the shareholder advisory vote will be disclosed as part of the report on vote results for the Meeting.

In the event that a significant number of shareholders oppose the resolution, the Board will communicate with certain of its shareholders (particularly those who are known to have voted against it) to understand their concerns and will review the Company’s approach to compensation in the context of those concerns. Shareholders who have voted against the resolution will be encouraged to contact the Board to discuss their specific concerns.

Note:

All figures reported in this Proxy Circular are in Canadian currency, unless otherwise indicated.

Manulife Financial Corporation Proxy Circular	7

Board Succession and Director Nominee Expertise

Board Succession Process

The Corporate Governance and Nominating Committee engages in the following process to identify the diversity of Director experience that, in the Board’s view, will assist the Company in meeting its global strategic objectives, and to select Director candidates with this expertise:

•

Recommends competencies and experience, taking into consideration the Company’s strategic focus and emerging issues and continuously reviews these requirements to meet the Company’s changing needs. Identifying the selection criteria and any identified gaps in advance allows the Board flexibility to move quickly when excellent qualified individuals become available, and to deliberately recruit against these specifications.

•	Maintains an evergreen list of potential candidates who meet the experience criteria.

(See “Statement of Corporate Governance Practices – Nomination of Directors” section on page 63 for a detailed description of the process.)

Board Renewal

The Board has been engaged in a Board renewal process under the leadership of the Chair of the Board and the Corporate Governance and Nominating Committee to replace several retiring Directors reaching the mandatory retirement age of 72. To ensure a smooth transition and maintain critical Director competencies, the Board size increased allowing for an overlap of new and retiring Directors.

Board Diversity

Diversity of Board members is the result of the extensive search for potential Directors whose backgrounds fit the Company’s strategic objectives and business challenges. The Corporate Governance and Nominating Committee considers gender, ethnic background, geographic representation and other personal characteristics that contribute to diversity amongst board members recognizing that it is the skills, experience and integrity that are most important in assessing candidates and their potential contributions.

The Corporate Governance and Nominating Committee, in actively managing the Board succession has retained an executive search firm to provide guidance and assistance in considering expanded sources for director talent. The committee analyzed the experience and competencies of the retiring Directors and the changing needs of the Company and recommended that in addition to having integrity, good judgment, financial knowledge and sufficient time available, candidates’ experience include the critical and diverse competencies referred to in the “New Directors’ Experience” chart below.

The result of this renewal process was the appointment of ten new Directors over the past five years (of which one is a resident of Singapore, five were women and nine remain on the Board) with the identified diversity of skills and expertise noted below.

New Directors’ Experience

Areas of Director Experience	Joseph Caron	Susan Dabarno	Sheila Fraser	Tsun-yan Hsieh	Donald Lindsay	John Palmer	James Prieur	Andrea Rosen	Lesley Webster
Senior Executive	✓	✓	✓	✓	✓	✓	✓	✓	✓
Human Resources	✓		✓	✓	✓	✓	✓	✓
Financial	✓	✓	✓	✓	✓	✓	✓	✓	✓
Global Financial, Investments		✓			✓		✓	✓	✓
Risk Management			✓		✓	✓	✓	✓	✓
Asia	✓			✓	✓	✓	✓
Public Sector	✓		✓			✓

Chair Succession

Gail Cook-Bennett, the current Chair of the Board, will not be seeking re-election to the Board, having reached the mandatory retirement age. Leading up to her retirement, the independent Directors engaged in an extensive Chair succession process coordinated by the Chairs of the Board and the Corporate Governance and Nominating Committee, which included a review of the Chair’s responsibilities, agreement on the desirable characteristics of the next Chair, an assessment of potential candidates, and unanimous agreement on the Chair elect. To assist in the Chair transition, Richard DeWolfe was appointed Vice-Chair of the Board effective December 1, 2012 and, subject to his successful election to the Board at the 2013 Annual Meeting, Richard DeWolfe will be appointed Chair of the Board.

Manulife Financial Corporation Proxy Circular	8

Experience Matrix for Director Nominees and the Board

The following table identifies the diverse experience of the Board and individual nominees in those areas identified by the Board as being important for the Company.

Areas of Director Experience Identified by the Board as Necessary For the Board of a Global Financial Services Company	Joseph Caron	John Cassaday	Susan Dabarno	Richard DeWolfe	Sheila Fraser	Donald Guloien	Scott Hand	Robert Harding	Luther Helms	Tsun-yan Hsieh	Donald Lindsay	Lorna Marsden	John Palmer	James Prieur	Andrea Rosen	Lesley Webster
Senior Executive (All) Broad business experience as a senior officer or chair of the board of a major organization (public, private, non-profit)	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Other Directorships (Majority) Director of a major organization		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Public Sector (Minimum 2) Including a Crown Corporation, educational institution, or any other non-commercial organization	✓			✓	✓	✓						✓	✓
Financial Experience (Majority) Based on the definitions of financial literacy or expert for members of the Audit Committee under securities laws	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Risk Management Experience (Minimum 4)

Experience in identifying principal risks of an organization and the oversight or management of risk management system - may have been gained as a CEO, risk management executive or member of a board risk committee of a public company

		✓		✓	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓

Global Financial Services Executive, Knowledge of Investment Management (Minimum 4)

Experience in the financial services industry or experience overseeing complex financial transactions and investment management

			✓			✓		✓	✓		✓			✓	✓	✓
Operations/Governance Experience gained through direct involvement with business or regulatory operations: • Asia (Minimum 3)	✓					✓	✓		✓	✓	✓		✓	✓
• Canada (Minimum 4)		✓	✓			✓	✓	✓		✓	✓	✓	✓	✓	✓
• U.S. (Minimum 4)		✓		✓		✓	✓	✓	✓		✓			✓		✓

Human Resources Management & Executive Compensation (Minimum 3)

Experience overseeing compensation design either as a CEO, CFO, senior human resources executive or consultant, or member of a board compensation committee of a public company

	✓	✓	✓	✓	✓	✓	✓			✓	✓	✓	✓	✓	✓

Manulife Financial Corporation Proxy Circular	9

Nominees for the Board of Directors

The following individuals are the nominees for election to the Board. Information regarding the nominees relating to their independence, age, municipality and country of residence, year first elected or appointed as a Director1, principal occupation, education, areas of expertise, committee memberships, meeting attendance, public board memberships and mandatory retirement date is provided in the biographical charts below. Also indicated for each nominee are the number of Company Common Shares (“Common Shares”)2 held by the nominee, the number of Deferred Share Units (“DSUs”)3 held by the nominee under the Stock Plan for Non-Employee Directors (see description of Stock Plan for Non-Employee Directors under Director Compensation on page 20), the total value of the nominees’ equity in the Company4 and whether the nominee meets the minimum ownership requirements5 (see Share Ownership Guidelines under Director Compensation on page 20). All successful nominees for the Board are elected for a term of one year, expiring at the next Annual Meeting.

Director Nominee Information

Richard B. DeWolfe – Independent Westwood, MA U.S.A./Director Since April 2004/Age 68/Mandatory Retirement 2016
Areas of Expertise: • Senior Executive • Financial • Risk Management • U.S. Operations/Governance

Effective December 1, 2012, Richard DeWolfe was appointed Vice Chair of the Board and, upon his successful election to the Board at the 2013 Annual Meeting, will be appointed Chair of the Board. Mr. DeWolfe is Managing Partner of DeWolfe & Company, LLC, a real estate management and investment consulting firm. Mr. DeWolfe holds a BAS, Marketing and Finance from Boston University. He is a Trustee of Boston University and an honorary director of The Boston Center for Community and Justice. He was formerly Chairman and CEO of The DeWolfe Companies, Inc., the largest homeownership organization in New England, which was previously listed on the American Stock Exchange and acquired by Cendant Corporation in 2002. Mr. DeWolfe was formerly Chairman and Founder of Reliance Relocations Services, Inc. and was formerly Chairman of the Board of Trustees, Boston University. Mr. DeWolfe is currently a member of the board of directors of Avantair, Inc. Mr. DeWolfe holds an Executive Masters Professional Director Certification from the American College of Corporate Directors, a public company director education and credentialing organization.

	Board/Committee Membership:[6]			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors (Vice Chair) Audit (Chair) Conduct Review & Ethics (Chair) Risk			10 of 10 5 of 5 2 of 2 7 of 7	100% 100% 100% 100%	Avantair, Inc.	2009 – Present
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2013	14,000	76,214	90,214		$1,398,317	$450,000
	2012	14,000	64,168	78,168		$988,825

[1]

“Director Since” refers to the year the Director was first elected to either the Board of the Company or Manufacturers Life. When Manufacturers Life demutualized in 1999, it became a wholly-owned subsidiary of the Company.

[2]	“Common Shares” refers to the number of Common Shares beneficially owned, or over which control or direction is exercised by the Director, as of March 12, 2013 and March 13, 2012, respectively.
[3]	“Deferred Share Units” (“DSUs”) refers to the number of DSUs held by the Director as of March 12, 2013 and March 13, 2012, as applicable.
[4]

“Total Value of Common Shares and DSUs” is determined by multiplying the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on each of March 12, 2013 ($15.50) and March 13, 2012 ($12.65), respectively, times the number of Common Shares and DSUs outstanding as of those dates.

[5]	Directors’ share ownership is valued at the greater of market value and the acquisition cost or grant value for the purposes of meeting the share ownership guidelines.
[6]

Effective December 1, 2012, Richard DeWolfe was appointed Vice-Chair of the Board. As Vice-Chair of the Board, he was invited to attend all other committee meetings at the invitation of the Chair of each Committee.

Manulife Financial Corporation Proxy Circular	10

Donald A. Guloien – Not Independent (Management) Toronto, ON Canada/Director Since May 2009/Age 55/Mandatory Retirement 2029
Areas of Expertise: • Senior Executive • Financial • Risk Management • Global Financial Services Executive/Knowledge of Investment Management • Asia, Canada and U.S. Operations/Governance

Donald Guloien is the President and Chief Executive Officer (“CEO”) of Manulife. Mr. Guloien started as a Senior Research Analyst, Corporate Planning and during his 31 year career at Manulife has held a variety of leadership roles in insurance and investments operations, global acquisitions and business development. Before assuming his current role, he was Senior Executive Vice President and Chief Investment Officer, where he was recognized as a leading global investment executive. In 2012, Mr. Guloien was named International Business Executive of the Year by the Canadian Chamber of Commerce and awarded The Queen Elizabeth II Diamond Jubilee medal. He is a member of the Mayor of Shanghai’s International Business Leaders’ Advisory Council, the Canadian Council of Chief Executives, and the Campaign Cabinet of the University of Toronto’s Rotman School of Management. He is a director of the Canadian Life and Health Insurance Association and The Geneva Association and a former director of LIMRA International. Mr. Guloien holds a B. Comm. from the University of Toronto.

	Board/Committee Membership:[7]			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors			9 of 9[7]	100%	None
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2013	123,720	187,138	310,858		$4,818,299	See Executive Share Ownership Guidelines (page 33)
	2012	123,720	179,582	303,302		$3,836,770

Joseph P. Caron – Independent West Vancouver, BC Canada/Director Since October 2010/Age 65/Mandatory Retirement 2020
Areas of Expertise: • Senior Executive • Public Sector • Financial • Asia Operations/Governance

Joseph Caron is Principal and Founder of Joseph Caron Incorporated, a consulting business (established in 2010) providing strategic counsel to Asian businesses seeking to grow in Canada and Canadian businesses and organizations focused on development in Asia. Mr. Caron’s experience includes almost four decades with the Government of Canada where he served in a number of key diplomatic posts including, Ambassador to the Peoples’ Republic of China (2001 to 2005), Ambassador to Japan (2005 to 2008) and High Commissioner to the Republic of India (2008 to 2010). In 2010, Mr. Caron joined HB Global Advisors Corporation, the international consulting firm within Heenan Blaikie. Mr. Caron is currently a member of the board of directors of the Vancouver International Airport. He has also been named a Distinguished Fellow of the Asia Pacific Foundation and an Honorary Research Associate of the University of British Columbia’s Institute of Asian Research. He holds a BA in Political Science from the University of Ottawa.

	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors Management Resources & Compensation			10 of 10 7 of 7	100% 100%	None
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Required[8]
	2013	0	14,534	14,534		$225,277	$450,000
	2012	0	8,564	8,564		$119,482

[7]	Donald Guloien is not a member of any Board committee. He attends committee meetings at the invitation of the Chair. One Board meeting in 2012 was for independent Directors only.
[8]	In accordance with the Share Ownership Guidelines (see page 20), Joseph Caron has elected to receive 50% of his Annual Board Retainer and fees in equity until the minimum threshold is met.

Manulife Financial Corporation Proxy Circular	11

John M. Cassaday – Independent Toronto, ON Canada/Director Since April 1993/Age 59/Mandatory Retirement 2025
Areas of Expertise: • Senior Executive • Financial • Risk Management • Canada and U.S. Operations/Governance

John Cassaday is President and Chief Executive Officer of Corus Entertainment Inc., a position he has held since its inception in 1999. Corus is a Canadian leader in pay and specialty television, Canadian radio and a global leader in children’s programming and licencing. Prior to Corus, Mr. Cassaday was Executive Vice President of Shaw Communications, President and Chief Executive Officer of CTV Television Network and President of Campbell Soup Company in Canada and the UK. Mr. Cassaday is currently a member of the board of directors of Corus Entertainment Inc. and Sysco Corporation. Mr. Cassaday has an MBA (Dean’s List) from the Rotman School of Management at the University of Toronto. Mr. Cassaday is also active in community affairs, principally with St. Michael’s Hospital.

	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors			10 of 10	100%	Corus Entertainment Inc.	1999 – Present
	Corporate Governance & Nominating			6 of 6	100%	Sysco Corporation	2004 – Present
	Management Resources & Compensation (Chair)			7 of 7	100%
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2013	20,000	92,622	112,622		$1,745,641	$450,000
	2012	20,000	73,410	93,410		$1,181,637

Susan F. Dabarno – Independent Bracebridge, ON Canada/Director Since March 2013/Age 60/Mandatory Retirement 2025
Areas of Expertise: • Senior Executive • Financial • Global Financial Services Executive/Knowledge of Investment Management • Canada Operations/Governance

Susan Dabarno has been a Corporate Director since 2011. Ms. Dabarno has extensive wealth management and distribution expertise. Ms. Dabarno served as Executive Chair of Richardson Partners Financial Limited/GMP from 2009 to 2010. Prior to that, she was President and Chief Executive Officer of Richardson Partners Financial Limited from 2003 to 2009. Richardson Partners Financial Limited/GMP is an independent wealth management services firm. Before joining Richardson Partners Financial Limited, Ms. Dabarno was President and Chief Operating Officer at Merrill Lynch Canada Inc. Ms. Dabarno is a Fellow of Certified General Accountant and obtained a Class II Diploma at McGill University. Ms. Dabarno is currently a member of the board of Bridgepoint Health Foundation and Toronto Waterfront Revitalization Corporation.

	Board/Committee Membership:			Overall Attendance: N/A		Public Board Membership During Last Five Years:
	Newly Elected to the Board of Directors and the Audit Committee on March 1, 2013.					People Corporation	2011 -March 1, 2013
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2013	30,000	0	30,000		$465,000	$450,000

Manulife Financial Corporation Proxy Circular	12

Sheila S. Fraser – Independent Ottawa, ON Canada/Director Since November 2011/Age 62/Mandatory Retirement 2023
Areas of Expertise: • Senior Executive • Public Sector • Financial • Risk Management

Sheila Fraser is currently a Corporate Director. Ms. Fraser served as Auditor General of Canada from 2001 to 2011. Prior to joining the Office of the Auditor General as Deputy Auditor General in 1999, she was a partner at Ernst and Young for 18 years. Her contributions to the accounting and auditing profession include her current role as member of the International Federation of Accountants-International Public Sector Accounting Standards Board (IFAC-IPSASB), and a Trustee of the International Financial Reporting Standards Foundation. She has also chaired two committees of the International Organization of Supreme Audit Institutions (INTOSAI) as well as the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants. Ms. Fraser earned a Bachelor of Commerce from McGill University, is a Chartered Accountant and among her many honours has received the designation “Fellow” from the Institute of Chartered Accountants of Ontario and the Ordre des comptables agréés du Québec.

	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors Audit Conduct Review & Ethics			10 of 10 5 of 5 2 of 2	100% 100% 100%	Bombardier Inc.	2012 - Present
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Required[9]
	2013	580	8,303	8,883		$137,687	$450,000
	2012	580	1,544	2,124		$26,869

Scott M. Hand – Independent Toronto, ON Canada/Director Since May 2007/Age 70/Mandatory Retirement 2015
Areas of Expertise: • Senior Executive • Financial • Risk Management • Asia, Canada and U.S. Operations/Governance

Scott Hand is Executive Chairman of the Board of Royal Nickel Corporation. Previously, Mr. Hand was the Chairman and Chief Executive Officer of Inco Limited (“Inco”) from April 2002 until he retired in January 2007. Prior to that, Mr. Hand was the President of Inco and held positions in Strategic Planning, Business Development and Law. Inco has been a major global Canadian-based resources enterprise and a leading producer and marketer of nickel and other metals. Mr. Hand is currently a member of the board of directors of Legend Gold Corp., Chinalco Mining Corporation International and Royal Nickel Corporation. Mr. Hand also serves on the boards of Boyd Technologies LLC (non-woven materials), the World Wildlife Fund Canada, the Massachusetts Museum of Contemporary Art and a number of private companies in the mineral resource sector. Mr. Hand received a BA from Hamilton College and a JD from Cornell University.

	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors Management Resources & Compensation Risk			10 of 10 7 of 7 7 of 7	100% 100% 100%	Chinalco Mining Corporation International Legend Gold Corp. Royal Nickel Corporation Fronteer Gold Inc. Inco Limited Royal Coal Corp.	April 2012 - Present 2011 - Present 2008 – Present 2007 - 2011 1991 - 2007 2010 - May 2012[10]
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2013	30,000	28,677	58,677		$909,494	$450,000
	2012	30,000	20,767	50,767		$642,203

[9]	In accordance with the Share Ownership Guidelines (see page 20), Sheila Fraser has elected to receive 100% of her Annual Board Retainer and fees in equity until the minimum threshold is met.
[10]

Scott Hand was a director of Royal Coal Corp. during the period from August 2010 until May 2012. On May 3, 2012, a Cease Trade Order was issued on Royal Coal Corp. by the Ontario Securities Commission for failure to file financial statements. On May 17, 2012, Royal Coal Corp. announced that it received notice from the TSX Venture Exchange that the TSX Venture Exchange had suspended trading in Royal Coal Corp.’s securities as a result of the Cease Trade Order.

Manulife Financial Corporation Proxy Circular	13

Robert J. Harding, FCA – Independent Toronto, ON Canada/Director Since October 2008/Age 55/Mandatory Retirement 2030
Areas of Expertise: • Senior Executive • Financial • Risk Management • Global Financial Services Executive/Knowledge of Investment Management • Canada and U.S. Operations/Governance

Robert Harding is currently a Corporate Director. Mr. Harding served as Chairman of Brookfield Infrastructure Global Advisory Board, an advisory Board to the Brookfield Group of Companies from August 2010 until July 2012. Prior to that, Mr. Harding was Chairman of Brookfield Asset Management Inc. (“Brookfield”), a position he held since 1997. Brookfield is a global asset management company focused on property, power generation and other infrastructure assets. At Brookfield (and its predecessor companies), he held various executive positions, including Chief Financial Officer and President & Chief Executive Officer. Mr. Harding is currently a member of the board of directors of Brookfield and also represents Brookfield’s interests as a director and Chairman of Norbord Inc., an affiliate of Brookfield. Mr. Harding is also a director and Chairman of NexJ Systems Inc. Mr. Harding holds a BA Mathematics and a Doctor of Laws honorary degree from the University of Waterloo and is a Fellow of the Institute of Chartered Accountants. He is Chair of the Board for the Hospital for Sick Children and a member of the Board of Trustees for the Art Gallery of Ontario.

	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors			10 of 10	100%	Brookfield Asset Management Inc.	1992 - Present
	Audit			5 of 5	100%	Norbord Inc.	1998 - Present
	Conduct Review & Ethics			2 of 2	100%	NexJ Systems Inc.	2011 - Present
	Risk			7 of 7	100%	Fraser Papers Inc.	2004 - 2009[11]
						Western Forest Products Inc.	2006 - 2009
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2013	16,000	51,647	67,647		$1,048,529	$450,000
	2012	16,000	35,885	51,885		$656,345

Luther S. Helms – Independent Scottsdale, AZ U.S.A./Director Since May 2007/Age 69/Mandatory Retirement 2016
Areas of Expertise: • Senior Executive • Financial • Risk Management • Global Financial Services Executive/Knowledge of Investment Management • Asia, U.S. Operations/Governance

Luther Helms has been the Managing Director of Sonata Capital Group (“Sonata”) since 2000. Sonata is a privately-owned registered investment advisory firm. Mr. Helms has extensive banking and financial services experience, holding various positions at Bank of America Corporation, including Vice Chairman from 1993-1998 and was the Vice Chairman of KeyBank from 1998-2000. Mr. Helms is currently a member of the board of directors of ABM Industries Incorporated. Mr. Helms has an MBA from the University of Santa Clara and a BA, History and Economics from the University of Arizona.

	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors			10 of 10	100%	ABM Industries Incorporated	1995 - Present
	Audit			5 of 5	100%
	Conduct Review & Ethics			2 of 2	100%
	Corporate Governance & Nominating			6 of 6	100%
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2013	2,100	49,342	51,442		$797,351	$450,000
	2012	2,100	40,112	42,212		$533,982

[11]

Robert Harding was a director of Fraser Papers Inc. during the period from April 2004 until May 2009. On June 18, 2009, Fraser Papers Inc. and its subsidiaries announced that it initiated a court-supervised restructuring under the Companies Creditors Arrangements Act (Canada) and that it had initiated ancillary filings in the United States. On February 15, 2011, Fraser Papers Inc. and its subsidiaries implemented a consolidated plan of arrangement and compromise in their cross-border proceedings.

Manulife Financial Corporation Proxy Circular	14

Tsun-yan Hsieh - Independent Singapore, Singapore/Director Since October 2011/Age 60/Mandatory Retirement 2025
Areas of Expertise: • Senior Executive • Financial • Asia, Canada and U.S. Operations/Governance • Human Resources Management

Tsun-yan Hsieh is Chairman of LinHart Group Pte Ltd., a firm he founded in 2010 to provide leadership counseling. Mr. Hsieh, a resident of Singapore, has extensive experience in international business, leadership development and corporate transformation. Mr. Hsieh joined McKinsey & Company in 1980 and was elected as a Director from 1990 to 2008. Retired in 2008 and until 2010, Mr. Hsieh was retained by McKinsey as a Special Advisor to clients. During his 30-year career with McKinsey & Company, he founded the McKinsey Center for Asian Leadership and worked with clients in more than 30 countries and industries. Mr. Hsieh is currently a member of the board of directors of Sony Corporation, Singapore Airlines and Bharti Airtel Limited. He is a member of the Management Advisory Board at the School of Business and an adjunct professor of leadership at the Lee Kuan Yew School of Public Policy, both at the National University in Singapore. He has a BSc in Mechanical Engineering from the University of Alberta and an MBA from Harvard.

	Board/Committee Membership:			Overall Attendance: 94%		Public Board Membership During Last Five Years:
	Board of Directors			10 of 10	100%	Bharti Airtel Limited	2010 - Present
	Management Resources & Compensation			6 of 7	86%	Singapore Airlines	2012 - Present
						Sony Corporation	2008 - Present
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Required[12]
	2013	0	11,638	11,638		$180,389	$450,000
	2012	0	2,434	2,434		$30,790

Donald R. Lindsay - Independent Vancouver, BC Canada/Director Since August 2010/Age 54/Mandatory Retirement 2031
Areas of Expertise: • Senior Executive • Financial • Risk Management • Global Financial Services Executive/Knowledge of Investment Management • Asia, Canada and U.S. Operations/Governance

Donald Lindsay is President and CEO of Teck Resources Limited, Canada’s largest diversified mining, mineral processing and metallurgical company, a position he has held since 2005. Mr. Lindsay’s experience includes almost two decades with CIBC World Markets Inc., where he ultimately served as President after periods as Head of Investment and Corporate Banking and Head of the Asia Pacific Region. Mr. Lindsay is currently a member of the board of directors of Teck Resources Limited. He earned a BSc in Mining Engineering from Queen’s University and holds an MBA from Harvard Business School.

	Board/Committee Membership:			Overall Attendance: 94%		Public Board Membership During Last Five Years:
	Board of Directors Risk			9 of 10 7 of 7	90% 100%	Teck Resources Limited Fording Canadian Coal Trust	2005 - Present 2005 - 2008
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2013	20,000	15,861	35,861		$555,846	$450,000
	2012	20,000	8,766	28,766		$363,890

[12]	In accordance with the Share Ownership Guidelines (see page 20), Tsun-yan Hsieh has elected to receive 100% of his Annual Board Retainer and fees in equity until the minimum threshold is met.

Manulife Financial Corporation Proxy Circular	15

Lorna R. Marsden – Independent Toronto, ON Canada/Director Since March 1995/Age 71/Mandatory Retirement 2014
Areas of Expertise: • Senior Executive • Public Sector • Financial • Canada Operations/Governance

Lorna Marsden is President Emerita and Professor of York University. Prior to her retirement in May 2007, she was President and Vice-Chancellor and a member of the Board of Governors of York University. Dr. Marsden was President and Vice-Chancellor of Wilfrid Laurier University and served as a member of the Senate of Canada. Dr. Marsden holds a BA from the University of Toronto and a PhD from Princeton University and a number of honorary Doctor of Laws degrees. Dr. Marsden is currently a member of the board of directors of SNC-Lavalin Group Inc. and of several private and non-profit organizations. Dr. Marsden was appointed to the Order of Canada in 2006 and the Order of Ontario in 2009.

	Board/Committee Membership:			Overall Attendance: 94%		Public Board Membership During Last Five Years:
	Board of Directors Management Resources & Compensation			9 of 10 7 of 7	90% 100%	SNC-Lavalin Group Inc.	2006 – Present
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2013	38,664	25,190	63,854		$989,737	$450,000
	2012	38,664	24,173	62,837		$794,888

John R.V. Palmer – Independent Toronto, ON Canada/Director Since November 2009/Age 69/Mandatory Retirement 2016
Areas of Expertise: • Senior Executive • Public Sector • Financial • Risk Management • Asia and Canada Operations/Governance

John Palmer is Chairman and a founding director of the Toronto Leadership Centre, an organization focused on leadership in financial supervision. Mr. Palmer was the Superintendent of Financial Institutions, Canada from 1994 - 2001 following his career at KPMG LLP (Canada) where he held senior positions, including Managing Partner and Deputy Chairman. He was also the Deputy Managing Director of the Monetary Authority of Singapore and has advised other regulators including the Australian Prudential Regulation Authority. He is a Fellow of the Institutes of Chartered Accountants of Ontario and British Columbia and holds a BA from the University of British Columbia. Mr. Palmer is currently a member of the board of directors of Fairfax Financial Holdings Limited and of several non-public organizations.

	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors Audit Conduct Review & Ethics Risk (Chair)			10 of 10 5 of 5 2 of 2 7 of 7	100% 100% 100% 100%	Fairfax Financial Holdings Limited	2012 - Present
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2013	0	40,119	40,119		$621,845	$450,000
	2012	0	30,470	30,470		$452,257

Manulife Financial Corporation Proxy Circular	16

C. James Prieur – Independent Chicago, IL U.S.A./Director Since January 2013/Age 61/Mandatory Retirement 2023
Areas of Expertise: • Senior Executive • Financial • Risk Management • Global Financial Services Executive/Knowledge of Investment Management • Asia, Canada and U.S. Operations/Governance

Jim Prieur has been a Corporate Director since 2011. Mr. Prieur served as Chief Executive Officer and a director of CNO Financial Group, Inc. from 2006 until his retirement in 2011. CNO Financial Group is a life insurance holding company focused on the senior middle income market in the U.S. Prior to joining CNO Financial Group, Mr. Prieur was President and Chief Operating Officer of Sun Life Financial, Inc. from 1999 to 2006 where he had previously led operations in Asia, Canada, United States, and the United Kingdom. Mr. Prieur is a Chartered Financial Analyst, holds an MBA from the Richard Ivey School at Western University and a BA from the Royal Military College. He is a member of the President’s Circle of the Chicago Council on Global Affairs, and a member of The Pacific Council on International Policy and its China Committee.

	Board/Committee Membership:			Overall Attendance: N/A		Public Board Membership During Last Five Years:
	Newly Elected to the Board of Directors and the Risk Committee on January 1, 2013.					CNO Financial Group, Inc.	2006 – 2011
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Required[13]
	2013	20,000	0	20,000		$310,000	$450,000

Andrea S. Rosen – Independent Toronto, ON Canada/Director Since August 2011/Age 58/Mandatory Retirement 2027
Areas of Expertise: • Senior Executive • Financial • Risk Management • Global Financial Services Executive/Knowledge of Investment Management • Canada Operations/Governance

Andrea Rosen has been a Corporate Director since 2006. Ms. Rosen’s extensive knowledge of the financial services industry includes investment banking and wholesale and retail banking. Prior to January 2005, her experience includes more than a decade with the TD Bank Financial Group, where she ultimately served as Vice Chair, TD Bank Financial Group and President of TD Canada Trust. Earlier in her career, she held progressively senior positions at Wood Gundy Inc. and was Vice President at Varity Corporation. Ms. Rosen is currently a member of the board of directors of the Alberta Investment Management Corporation, Emera Inc. and Hiscox Limited. She has an LLB from Osgoode Hall Law School, an MBA from the Schulich School of Business at York University and a BA from Yale University.

	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors Audit Conduct Review & Ethics			10 of 10 5 of 5 2 of 2	100% 100% 100%	Emera Inc. Hiscox Limited	2007 – Present 2006 – Present
	Public Board Interlocks:
	None
	Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Requirement Met
	2013	11,500	18,812	30,312		$469,836	$450,000
	2012	11,500	5,686	17,186		$217,403

[13]	In accordance with the Share Ownership Guidelines (see page 20), James Prieur has elected to receive 100% of his Annual Board Retainer and fees in equity until the minimum threshold is met.

Manulife Financial Corporation Proxy Circular	17

Lesley D. Webster – Independent Naples, FL U.S.A./Director Since October 2012/Age 60/Mandatory Retirement 2024
Areas of Expertise: • Senior Executive • Financial • Risk Management • U.S. Operations/Governance • Global Financial Services Executive/Knowledge of Investment Management

Lesley Webster is President and founder of Daniels Webster Capital Advisors, an enterprise risk management consulting firm established in 2006. Ms. Webster has extensive financial industry experience. She was Executive Vice President of JP Morgan Chase’s firm-wide Market and Fiduciary Risk Management from 1994 until 2005. Prior to that, she was global head of US Dollar Fixed Income Derivatives at UBS Securities, Inc. and head of Fixed Income Arbitrage trading at Chase Manhattan Bank. Ms. Webster earned a PhD in Economics from Stanford University and a BA in Economics from the University of Illinois at Urbana.

	Board/Committee Membership:			Overall Attendance: 100%		Public Board Membership During Last Five Years:
	Board of Directors Risk Committee			3 of 3[14] 2 of 2[14]	100% 100%	None
Public Board Interlocks:
None
Securities Held:
	Year	Common Shares	DSUs	Total Common Shares and DSUs		Total Value of Common Shares and DSUs	Minimum Ownership Required[15]
	2013	0	2,053	2,053		$31,822	$450,000

[14]	Lesley Webster was appointed to the Board on October 1, 2012.
[15]	In accordance with the Share Ownership Guidelines (see page 20), Lesley Webster has elected to receive 100% of her Annual Board Retainer in equity until the minimum threshold is met.

Director Attendance

Directors are expected to attend the Annual Meeting, the Board meetings and the meetings of committees on which they serve, unless circumstances make it impossible to do so. The attendance of Directors nominated for re-election is set out above in the biographical charts. For the year ended December 31, 2012, average attendance of all Director Nominees at Board and committee meetings was 99 per cent and 99 per cent, respectively.

Summary of Board and Committee Meetings Held in 2012

Board/Committee	Regular Meetings
• Board of Directors	10 (1 independent)
• Audit Committee	5
• Conduct Review & Ethics Committee	2
• Corporate Governance & Nominating Committee	6
• Management Resources & Compensation Committee	7
• Risk Committee	7

Manulife Financial Corporation Proxy Circular	18

Director Attendance – Not Standing for Re-Election

Gail Cook-Bennett, Thomas d’Aquino, Robert Dineen and Hugh Sloan will not stand for re-election as they have reached the mandatory age of retirement.

Director	Board/Committee Membership	Attendance
Gail C.A. Cook-Bennett (Retiring May 2, 2013)	Board Corporate Governance & Nominating	10 of 10 6 of 6	100 100	% %

Director	Board/Committee Membership	Attendance
Thomas P. d’Aquino (Retiring May 2, 2013)	Board Corporate Governance & Nominating Management Resources & Compensation	10 of 10 6 of 6 6 of 7	100 100 86	% % %

Director	Board/Committee Membership	Attendance
Robert E. Dineen, Jr. (Retiring May 2, 2013)	Board Audit Conduct Review & Ethics	10 of 10 5 of 5 2 of 2	100 100 100	% % %

Director	Board/Committee Membership	Attendance
Hugh W. Sloan, Jr. (Retiring May 2, 2013)	Board Corporate Governance & Nominating Management Resources & Compensation	10 of 10 6 of 6 7 of 7	100 100 100	% % %

Manulife Financial Corporation Proxy Circular	19

Director Compensation

Compensation Determination

Compensation is paid to all non-employee Directors. Director compensation is designed to:

•	Promote alignment with shareholder interests by requiring Directors to meet the Share Ownership Guidelines (described below);
•	Be competitive with Canadian financial institutions and other large Canadian-based global companies with comparable scope and complexity; and
•	Reflect the Directors’ expertise and expected contribution.

The Board reviews Director compensation every two years with the assistance of the Corporate Governance and Nominating Committee and the advice of its independent consultant, Hugessen Consulting Inc. (“Hugessen Consulting”) with the objective of paying Directors appropriately for their oversight role. In reviewing Director compensation, the committee considers the time commitment and the responsibilities of Directors. The committee recommends changes to the amount or structure of Director compensation to the Board for approval.

In 2012, the independent Directors received compensation in accordance with the following Board approved fee schedule.

Annual Retainers and Meeting Fees	Amount[4]
Annual Retainer for Chair of the Board[1]	$350,000
Annual Retainer for Vice Chair of the Board[2]	$50,000
Annual Board Retainer[3]	$110,000
Additional Annual Retainers:
• Chair of Audit Committee	$30,000
• Chair of Conduct Review & Ethics Committee	$5,000
• Chair of Corporate Governance & Nominating Committee	$20,000
• Chair of Management Resources & Compensation Committee	$30,000
• Chair of Risk Committee	$30,000
• Member of Audit Committee	$8,000
• Member of Conduct Review & Ethics Committee	$5,000
• Member of Corporate Governance & Nominating Committee	$5,000
• Member of Management Resources & Compensation Committee	$8,000
• Member of Risk Committee	$8,000
Meeting Fees:
• Each Board Meeting Attended	$2,000
• Each Committee Meeting Attended	$1,500
• Each Committee Seminar (not held during the regularly scheduled Board and Committee meeting times)	$1,500
Travel Fees (per 8 hour day of travel to and from the Board meetings)[5]	$1,000

[1]	The Chair receives this Annual Retainer and no other fees for Board or committee meetings or for acting as Chair of any committee.
[2]

This Annual Retainer became effective December 1, 2012 with the appointment of the Vice Chair of the Board. The Vice Chair received this Annual Retainer in addition to all other retainers and meeting fees payable as a member of the Board of Directors and Committees.

[3]

The Annual Board Retainer includes compensation for time spent at orientation and education programs that assist Directors to better understand the Company, as well as their duties and responsibilities on the Board.

[4]

Amounts paid are for services to both the Company and Manufacturers Life. All meetings of the Boards of Directors and the committees of the Company and Manufacturers Life are held concurrently. The payment of the fees is shared equally between the two companies.

[5]	Directors are also reimbursed for travel and other expenses incurred for attendance at Board and committee meetings.

Share Ownership Guidelines

To align Director’s compensation with the long-term interests of the Company, each Director, including the Chair, is required to hold equity in the Company having a minimum value of $450,000. Common Shares, preferred shares of the Company and DSUs are considered equity for this purpose, while stock options are not. The Board instituted a new policy starting in 2012 that new Directors must take 100 per cent of the Annual Board Retainer in equity (DSUs or Common Shares) until the Director holds equity equal to three times the Annual Board Retainer ($330,000) following which the Director must take 50 per cent of the Annual Board Retainer and fees in equity until the minimum threshold of $450,000 is met. All other Directors must take 50 per cent of the Annual Board Retainer and fees in equity until the minimum threshold of $450,000 is met. Directors’ share ownership is valued at the greater of market value and the acquisition cost or grant value for the purposes of meeting the share ownership guidelines. See the Director biographical charts starting on page 10 for the amount of equity held by each Director nominee.

Directors May Elect to Receive Compensation in Equity

Non-employee Directors may elect to receive a percentage of their compensation in Common Shares or DSUs instead of cash under the Stock Plan for Non-Employee Directors (the

“Stock Plan”). DSUs granted to Directors are fully vested on the date of grant but are not payable until the Director is no longer a member of the Board. The number of DSUs granted is determined by dividing the dollar value to be received by the closing price of the Common Shares on the TSX on the last trading day prior to the date of grant. DSUs are credited with additional units when dividends are paid on Common Shares. Upon termination of Board service, the DSUs are paid in cash or Common Shares, at the Director’s election, within one year. DSUs are only transferable upon death.

The maximum number of Common Shares and DSUs that may be issued under the Stock Plan is 1,000,000 or less than 0.1% of the outstanding Common Shares as of March 12, 2013. As of March 12, 2013, 618,336 DSUs were outstanding and 242,517 Common Shares had been issued under the Stock Plan, each representing less than 0.1% of the outstanding Common Shares as of that date. The maximum number of Common Shares that may be issued in one year or issuable at any time under the Stock Plan together with all other share-based compensation arrangements to any one participant or to insiders in the aggregate cannot exceed 5% and 10%, respectively, of all of the outstanding Common Shares. The Stock Plan may be amended provided prior regulatory and shareholder approval are received.

Manulife Financial Corporation Proxy Circular	20

2012 Directors’ Compensation

The following table shows the compensation paid to independent Directors:

Director	Annual Fee Breakdown						Allocation of Annual Fees		All Other Compensation ($)[2,3]		Total Compensation ($)
	Annual Retainer ($)	Committee Chair Retainer ($)	Committee Membership Retainer ($)	Board Meeting Fees ($)	Committee Meeting Fees ($)	Travel Fees ($)	Fees Earned ($)[1]	Share- Based Awards ($)[1]
Linda B. Bammann[3]	37,584	0	5,468	10,000	9,000	6,000	34,026	34,026	3,000		71,052
Joseph P. Caron	110,000	0	8,000	22,000	10,500	14,000	82,250	82,250	1,000		165,500
John M. Cassaday	110,000	30,000	13,000	22,000	19,500	1,000	0	195,500	1,000		196,500
Gail C.A. Cook-Bennett	350,000	0	0	0	0	0	175,000	175,000	1,000		351,000
Thomas P. d’Aquino	110,000	0	13,000	20,000	18,000	6,000	167,000	0	1,000		168,000
Richard B. DeWolfe[4]	114,167	34,583	20,583	22,000	21,000	14,000	113,167	113,167	1,000		227,333
Robert E. Dineen, Jr.	110,000	0	12,583	22,000	10,500	12,000	167,083	0	1,000		168,083
Sheila S. Fraser	110,000	0	12,583	22,000	10,500	7,000	81,042	81,042	1,000		163,083
Scott M. Hand	110,000	0	16,000	22,000	21,000	1,000	85,000	85,000	1,000		171,000
Robert J. Harding	110,000	0	20,583	20,000	21,000	1,000	0	172,583	1,000		173,583
Luther S. Helms	110,000	0	17,583	22,000	19,500	14,000	91,542	91,542	1,000		184,083
Tsun-Yan Hsieh	110,000	0	8,000	20,000	9,000	42,000	79,000	110,000	1,000		190,000
Donald R. Lindsay	110,000	0	8,000	20,000	10,500	14,000	81,250	81,250	1,000		163,500
Lorna R. Marsden	110,000	0	8,000	20,000	10,500	1,000	149,500	0	1,000		150,500
John R.V. Palmer	110,000	30,000	20,583	20,000	21,000	1,000	101,292	101,292	1,000		203,583
Andrea S. Rosen	110,000	0	12,583	22,000	10,500	1,000	0	156,083	1,000		157,083
Hugh W. Sloan, Jr.	110,000	20,000	13,000	22,000	19,500	14,000	99,250	99,250	1,000		199,500
Lesley D. Webster	27,500	0	2,000	6,000	3,000	4,000	15,000	27,500	1,000		43,500
									TOTAL:	[5]	$3,146,883

[1]

Directors may elect to receive a percentage of their compensation in Common Shares or DSUs instead of cash under the Stock Plan. The amounts referenced in the “Fees Earned” column are the fees the Directors elected to receive in cash. The amounts referenced in the “Share-Based Awards” column are the fees the Directors elected to receive in DSUs instead of cash.

[2]	In 2012, the Company made a $1,000 donation in the name of each Director to a charity chosen by that Director.
[3]	Linda Bammann retired from the Board of Directors on May 3, 2012. On her retirement, the Company made a $3,000 donation in her name to the charity of her choice.
[4]	Richard DeWolfe’s Annual Retainer included a prorated Annual Retainer for Vice Chair of the Board from December 1 to December 31, 2012.
[5]	The maximum aggregate annual remuneration payable to Directors for each of the Company and Manufacturers Life is $4,000,000 ($2,000,000 per company).

Outstanding Share-Based Awards

The following table shows the market value of share-based awards that have vested but not been paid out, which are comprised of the DSUs that some Directors have elected to receive as a portion of their fees.

Independent Directors	Share-Based Awards
Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)[1]
Linda B. Bammann[2]	242,315
Joseph P. Caron	196,354
John M. Cassaday	1,251,323
Gail C.A. Cook-Bennett	518,230
Thomas P. d’Aquino	411,393
Richard B. DeWolfe	1,029,651
Robert E. Dineen, Jr.	527,282
Sheila S. Fraser	112,174
Scott M. Hand	387,426
Robert J. Harding	697,751
Luther S. Helms	666,610
Tsun-yan Hsieh	157,229
Donald R. Lindsay	214,282
Lorna R. Marsden	340,317
John R.V. Palmer	542,008
Andrea S. Rosen	254,150
Hugh W. Sloan, Jr.	777,365
Lesley D. Webster	27,736

[1]	Value of vested DSUs is calculated based on the closing price of the Common Shares on the TSX on December 31, 2012 ($13.51).
[2]	Linda Bammann retired from the Board of Directors on May 3, 2012.

Under our legacy Director Equity Incentive Plan, there are no option-based awards outstanding as of December 31, 2012 to non-employee Directors. No options have been granted to non-employee Directors under the Director Equity Incentive Plan other than the stock options granted in 2002. In 2004, the Board permanently discontinued further stock option grants to Directors. The stock options granted in 2002 expired without value on July 2, 2012. The maximum number of Common Shares that may be issued under the Director Equity Incentive Plan is 500,000 or less than 0.1% of the outstanding Common Shares as of March 12, 2013 with 6,000 Common Shares having been issued as of that date. The maximum number of Common Shares that may be issued in one year or issuable at any time under the Director Equity Incentive Plan to any one participant or to insiders in the aggregate cannot exceed 5% and 10%, respectively, of all of the outstanding Common Shares. The Director Equity Incentive Plan may be amended provided prior regulatory and shareholder approval are received.

Manulife Financial Corporation Proxy Circular	21

Committee Reports

Report of the Corporate Governance and Nominating Committee

Hugh W. Sloan, Jr. (Chair)	John M. Cassaday	Gail C.A. Cook-Bennett	Thomas P. d’Aquino	Luther S. Helms

RESPONSIBILITIES

The mandate of the Corporate Governance and Nominating Committee requires it to do the following:

•	Review the structure, mandate and composition of the Board and its committees.
•	Recommend areas of expertise for selection of new Director nominees and identify qualified director nominees for Board approval.
•	Assess the effectiveness of the Board, its committees, the Chairs of those committees and the contributions of individual directors.
•	Make Board Chair succession recommendations.
•	Oversee and recommend the adoption of best practices in corporate governance.
•	Oversee Director orientation and education.
•	Review and recommend Director compensation.

INDEPENDENCE

All committee members are independent. See “Independence of the Board” on page 62 for details on determining Director independence.

2012 HIGHLIGHTS

The committee, at its six meetings in 2012, reviewed, analyzed, discussed, made recommendations and approved a variety of matters, which include the following highlights, all in accordance with its charter:

Meetings

•	The CEO attended the meetings at the invitation of the Chair of the committee.
•	Met in camera without management at the end of each meeting, with the exception of three meetings when the committee agreed it was not required.

Board Evaluations and 2013 Objectives

•	Reviewed and assessed the Board’s performance against its mandate and its 2012 annual objectives.
•

Carried out the annual evaluation of the Board, the committees, the Board and committee Chairs and the contributions of individual Directors (The evaluation process is described in the Statement of Corporate Governance Practices on page 64). The evaluation focuses on areas for improvement and focus in the coming year.

•	Developed 2013 Board objectives from the results of the evaluations which include:

1.	Continue the Board renewal to identify additional candidates with the expertise identified by the committee and in alignment with the Company’s strategic direction.

2.

Present management’s detailed proposal for transforming the Board information packages, a proposal designed to address the objective of presenting high level information on the business in a consistent, efficient format.

3.

Ensure that the Board agendas for 2013 respond to specific Board requests for more in depth focus on the Company’s significant products, from their design through to the claims process; interim progress reports on the efficiency and effectiveness initiative and the integration of the strategic, capital and acquisition activities which will underpin the planning for the 2013 strategic planning efforts; and opportunity for in-depth discussion of leadership development and succession planning.

4.

Develop an enhanced new director orientation program which will include topics Directors should be knowledgeable about regarding the Company’s business and regulatory environment. The approach will be designed to provide flexibility to Directors to access information at convenient times, to use executive time effectively, and recognize the varying experience of Directors and that not all Directors are required to have the same level of insight into all topics.

5.	Effective transition to incoming Chair.

Chair Succession

The committee Chair, in conjunction with the Chair of the Board, coordinated the extensive Chair succession process carried out by the independent Directors.

Manulife Financial Corporation Proxy Circular	22

Board and Committee Composition and Succession

•

Continued the Board renewal process to actively manage the Director retirements, including recommending type of expertise required and identifying Director candidates. The committee recommended the appointments of Susan Dabarno, James Prieur and Lesley Webster as Directors. Collectively, these Directors fulfilled the identified Director competencies of global financial, investment, risk management, and Asia experience.

•	Recommended changes to committee memberships following the appointment of the three new Directors.
•	Recommended establishing the Vice Chair role to assist in the Chair transition.
•	Recommended the merger of the Audit Committee and the Conduct Review and Ethics Committee.
•	Recommended the adoption of a five-year term limit for the Chair of the Board.

Director Independence

•

Reviewed the independence qualifications of each Director in accordance with the requirements for independence to which the Company is subject (see “Independence of the Board” on page 62 for details on determining Director independence). This annual review considered the employment status of the Director (and his or her spouse and children, if applicable), other board memberships, Company shareholdings and business relationships.

•

The committee confirmed that only one of the Directors has a direct or indirect material relationship with the Company which could, in the view of the Board, be reasonably expected to interfere with the exercise of his independent judgment. As an executive officer of the Company, Mr. Guloien is considered to have a material relationship with the Company and does not meet the independence standards.

Corporate Governance

•	The committee continually reviews and benchmarks the Company’s governance practices against domestic and international standards.
•	Corporate governance developments were monitored, existing practices were reviewed and recommendations were made to the Board to enhance the Company’s corporate governance program.
•	Provide input to OSFI on the revised draft Corporate Governance Guidelines.
•

The committee recommended enhancements to the Board Diversity Policy and recommended a guideline that sets the objective of at least 33% of Directors be women. Currently, 5 of the 16 Nominees for the Board of Directors are women (31%).

Charter Review and Compliance

•	The committee carried out all of the responsibilities required by its charter.
•	The committee reviewed its charter, made recommendations for its amendment to the Board and assessed its performance against its charter.
•	The charter and a scorecard of the committee’s compliance with its charter can be found at www.manulife.com.

This report has been approved by the members of the Corporate Governance and Nominating Committee.

Hugh W. Sloan, Jr. (Chair)

John M. Cassaday

Gail C.A. Cook-Bennett

Thomas P. d’Aquino

Luther S. Helms

Manulife Financial Corporation Proxy Circular	23

Report of the Audit Committee

Richard B. DeWolfe (Chair)	Robert E. Dineen, Jr.	Sheila S. Fraser	Robert J. Harding	Luther S. Helms	John R.V. Palmer	Andrea S. Rosen

RESPONSIBILITIES

The Audit Committee assists the Board in its oversight role respecting:

•	The quality and integrity of financial information.
•	The effectiveness of the Company’s internal control over financial reporting.
•	The effectiveness of the Company’s risk management and compliance practices.
•	The performance, qualifications and independence of the independent auditor.
•	Compliance with legal and regulatory requirements.
•	The review of policies governing the process by which risk assessment and management is undertaken.
•	The performance of the Company’s Finance, Actuarial, Internal Audit and Global Compliance functions.
•	The Company’s ethical standards.
•	Conflicts of interest, protection of confidential information and customer complaints.
•	Arrangements with individuals or entities related to the Company, and transactions that could have a material impact on the stability or solvency of the Company.

INDEPENDENCE

All committee members are independent. See “Independence of the Board” on page 62 for details on determining Director independence.

FINANCIAL LITERACY AND AUDIT COMMITTEE FINANCIAL EXPERTS

The committee and the Board have reviewed the committee membership and determined that, all members are financially literate as required by the New York Stock Exchange Listed Company Manual and the applicable instruments of the Canadian Securities Administrators. The Board has also determined that all current members have the necessary qualifications to be designated as audit committee financial experts under the Sarbanes-Oxley Act of 2002 (“SOX”).

2012 HIGHLIGHTS

The committee, at its five meetings in 2012 reviewed, analyzed, discussed, made recommendations and approved a variety of matters, which include the following highlights, all in accordance with its charter:

Meetings

•	The Board Chair and the CEO attended the meetings at the invitation of the committee Chair, where committee meeting scheduling permitted.
•	Met in camera without management at the end of each meeting.
•

The committee had direct communication and in camera meetings with each of the Chief Auditor; the independent auditor; the Appointed Actuary; the General Counsel to review the management of legal and compliance risks; and the Chief Financial Officer to review management’s financial stewardship and risk management.

Annual Statement

•

Reviewed and discussed with management and the external auditor, Ernst & Young, and recommended for approval by the Board the 2011 annual audited financial statements and 2012 quarterly unaudited financial reports of the Company.

•	Discussed with Ernst & Young all matters required to be discussed by professional auditing guidelines and standards in Canada and the United States.
•

Received the written disclosures from Ernst & Young in accordance with the standards of the Canadian Institute of Chartered Accountants and the Public Company Accounting Oversight Board in the United States.

Independent Auditor

•	Reviewed the independence and qualifications of Ernst & Young, based on its disclosure of its relationship with the Company.
•	Recommended the reappointment of Ernst & Young as the Company’s external auditor for approval by the shareholders.
•

In accordance with the Protocol for Approval of Audit and Permitted Non-Audit Services established by the committee, pre-approved recurring audit and non-audit services that were identifiable for the coming year including terms and fees and approved audit and non-audit services proposed during the year.

•	Reviewed the scope and plan of the annual audit with Ernst & Young and management and recommended Ernst & Young’s 2012 compensation to the Board for approval.
•

Reviewed management’s report on its assessment of internal controls over financial reporting and the independent auditor’s attestation on management’s assessment and discussed with management and the independent auditor.

•	Met regularly in camera with Ernst & Young.

Manulife Financial Corporation Proxy Circular	24

Internal Audit

•	Reviewed and approved internal audit’s mandate.
•	Reviewed the independence, qualifications, staffing, budget and annual work plan for internal audit.
•	Reviewed internal audit’s periodic reports on its activities and the results of the audits.
•	Met regularly in camera with the Chief Auditor.

Appointed Actuary

•	Reviewed reports, opinions and recommendations prepared by the Appointed Actuary of the Company.
•	Reviewed the mandate, resources, budget and annual objectives for the Appointed Actuary.
•	Met in camera with the Appointed Actuary.

Financial Reporting

•	Received updates from management on significant future changes to the accounting principles and practices.
•	Reviewed significant financial reporting issues and judgments made in connection with the preparation of financial statements.
•	Reviewed the certification process for annual and interim filings with applicable securities regulatory authorities with the CEO and the CFO.
•	Monitored the Company’s SOX certification requirements and SOX compliance.
•

Financial statements and Management’s Discussion and Analysis were presented for review by the Audit Committee at meetings scheduled prior to Board meetings. The Audit Committee provided a report and recommendation to the Board with respect to financial disclosure of the Company.

•

Received reports from the Chair of the Disclosure Committee, as appropriate and approved the Company’s earnings press releases, quarterly and annual financial statements and quarterly and annual Management’s Discussion and Analysis.

Risk Management

•	Reviewed and discussed guidelines and policies governing the process by which risk assessment and management is undertaken.
•

Received a report from the Chief Risk Officer setting out an overview of the Risk Committee’s and management’s process for risk assessment and management, including the Company’s Enterprise Risk Management framework, risk philosophy and appetite, Company and business unit risk targets; risk considerations embedded in business management and incentive compensation plans; the Company’s risk oversight structure; and the Operational Risk Management framework and program.

•	Reviewed the General Counsel’s report on legal matters that may have a material impact on the Company.
•	Reviewed the Global Chief Compliance Officer’s report on the Company’s compliance with applicable laws and regulations.
•	Reviewed and discussed the Chief Anti-Money Laundering Officer’s report on the Company’s Anti-Money Laundering/Anti-Terrorist Financing program (the “AML/ATF Program”).
•	Received the Chief Auditor’s report on the testing of the effectiveness of the AML/ATF Program.
•	Received the Chief Information Risk Officer’s Report on the Company’s Information Risk Management Program.

Highlights of the Conduct Review and Ethics Responsibilities in 2012

In November 2012, the Board approved the merger of the Audit Committee and the Conduct Review and Ethics Committee.

In 2012, the Conduct Review and Ethics Committee and the merged Audit Committee, accomplished the following in accordance with the committees’ charters:

Ethical Standards

•

Carried out its annual review of the Code of Business Conduct and Ethics (“Code”), received management’s report on the Ethics Hotline (the third party reporting system that permits employees to submit their ethics concerns anonymously), the Code training and certification process and the conflict of interest disclosure statements.

•	Confirmed that no executives or Directors requested a waiver of the Code and that no waivers were granted.
•	Reviewed and assessed the procedures relating to conflicts of interest and the procedures to restrict the use of confidential information.

Self-Dealing and Disclosure Requirements

•	Reviewed the effectiveness of the related party transaction procedures and practices to ensure the identification of any material related party transactions.
•	Received a report from management that there were no material related party transactions.
•	Reviewed procedures for dealing with complaints made by customers having requested or received products or services in Canada from the Company.

Charter Review and Compliance

•	The committee carried out all of the responsibilities required by its charter.
•	The committee reviewed its charter, made recommendations for its amendment to the Board and assessed its performance against its charter.
•	The charter and a scorecard of the committee’s compliance with its charter can be found at www.manulife.com.

This report has been approved by the members of the Audit Committee.

Richard B. DeWolfe (Chair)

Robert E. Dineen, Jr.

Sheila S. Fraser

Robert J. Harding

Luther S. Helms

John R.V. Palmer

Andrea S. Rosen

Manulife Financial Corporation Proxy Circular	25

Report of the Risk Committee

John R.V. Palmer (Chair)	Richard B. DeWolfe	Scott M. Hand	Robert J. Harding	Donald R. Lindsay	Lesley D. Webster

RESPONSIBILITIES

The Risk Committee assists the Board in its oversight of the Company’s management of its principal risks including:

•

Reviewing the principal risks of the Company identified by management and assessing whether the key risks of the Company have been identified. The principal risks include market, credit, insurance and operational risks.

•	Reviewing and approving management’s recommended policies, procedures and controls used to identify, assess and manage the Company’s principal risks.
•	Assessing the Company’s programs, procedures and controls in place to manage its principal risks.
•	Reviewing the Company’s compliance with its risk management policies.

INDEPENDENCE

All committee members are independent. See “Independence of the Board” on page 62 for details on determining Director independence.

2012 HIGHLIGHTS

The committee, at its seven meetings in 2012 reviewed, analyzed, discussed, made recommendations and approved a variety of matters, which include the following highlights, all in accordance with its charter:

Meetings

•	Held one educational seminar on interest rate risk.
•	The Board Chair and the CEO attended the meetings at the invitation of the committee Chair.
•	Met in camera without management at the end of each meeting.

Oversight of Risk Management

•	Reviewed management’s recommendations for the Company’s risk appetite and Enterprise Risk Policy and recommended them to the Board for approval.
•

Reviewed (a) risk management policies, to seek to ensure they remain appropriate to effectively identify, assess and manage the Company’s principal risks; and (b) the risk targets for principal risks and any exposures exceeding those designated targets.

•

Reviewed reports, presentations and other information presented by the Chief Risk Officer, the Risk Disclosure Committee and the Disclosure Committee, as appropriate and members of management, related to the Company’s programs, procedures and controls in place to manage its principal risks for each Business Division and for the Company as a whole.

•	Reviewed reports from the Internal Auditor, relating to the adequacy and effectiveness of the Company’s procedures and controls to manage its principal risks.
•	Reviewed the Company’s 2013 Capital Plan.
•	Reviewed the Dynamic Capital Adequacy Testing report and the Guideline A4 Capital Model Review prepared by the Chief Actuary.
•	Reviewed information related to the Company’s principal risk exposures and trends.
•	Reviewed the alignment of the incentive compensation programs and risk management objectives.
•	Reviewed the risk impact of the business plan and new business initiatives, including consistency with the approved risk appetite and related risk management and controls.
•	Received reports on the hedging program.
•	Received updates on significant regulatory issues.
•	Received the Audit Services Report, the semi-annual Regulatory Compliance Report and the Litigation Report, all of which were presented to the Audit Committee.
•	Met in camera with the Chief Risk Officer.

Oversight of Corporate Risk Management Department Mandate

•

Provided oversight of the Corporate Risk Management department, including reviewing and approving the Chief Risk Officer mandate and assessing the effectiveness of the Corporate Risk Management department and the Chief Risk Officer. The committee satisfied itself that the Corporate Risk Management department had adequate resources and independence to perform its responsibilities.

Charter Review

•	The committee carried out all of the responsibilities required by its charter.
•	The committee reviewed its charter, made recommendations for its amendment to the Board and assessed its performance against its charter.
•	The charter and a scorecard of the committee’s compliance with its charter can be found at www.manulife.com.

This report has been approved by the members of the Risk Committee.

John R.V. Palmer (Chair)

Richard B. DeWolfe

Scott M. Hand

Robert J. Harding

Donald R. Lindsay

Lesley D. Webster (Effective October 1, 2012)

Manulife Financial Corporation Proxy Circular	26

Report of the Management Resources and Compensation Committee

John M. Cassaday (Chair)	Joseph P. Caron	Thomas P. d’Aquino	Scott M. Hand	Tsun-yan Hsieh	Lorna R. Marsden	Hugh W. Sloan, Jr.

RESPONSIBILITIES

The Management Resources and Compensation Committee assists the Board in its oversight role respecting:

•	The Company’s global human resources strategy, policies and programs.
•

Matters relating to the appropriate utilization of human resources within the Company with special focus on management succession, development, compensation and the evaluation of performance and recommendations for compensation for the CEO and all members of the Executive Committee.

•	Disclosure of relevant information on executive compensation to the Company’s shareholders.

INDEPENDENCE

•	All committee members are independent. See “Independence of the Board” on page 62 for details on determining Director independence.
•

In accordance with the Board Policies, no more than one third of the committee’s members are currently a CEO of another public company and at least one committee member is experienced in executive compensation.

2012 HIGHLIGHTS

The committee, at its seven meetings in 2012 reviewed, analyzed, discussed, made recommendations and approved a variety of matters, which include the following highlights, all in accordance with its charter:

Meetings

•	The Board Chair, the CEO, other members of management and the Board’s independent advisor Hugessen Consulting attended meetings at the invitation of the committee Chair.
•	Met in camera without management at the end of each meeting except one where the committee agreed it was not required.

Compensation Program

•	Completed the annual review of the Company’s compensation programs, including base pay, incentives, pension and benefit plans and made recommendations to the Board.
•	Reviewed and approved the peer groups used for assessing compensation for the CEO and the Senior Executive Vice Presidents (collectively, the “Senior Executives”).
•	Reviewed management’s report on Sales and Investment Incentive Compensation Plan Governance.
•	Reviewed Internal Audit’s report on the compensation programs against the Financial Stability Board’s Principles for Sound Compensation Practices.

Executive Performance Assessment and Compensation

•	Reviewed and approved the CEO’s annual objectives. Assessed the CEO’s performance against these objectives and recommended compensation awards for the CEO for approval by the Board.
•	Reviewed and approved an amendment to the CEO’s Pension.
•

Approved the annual objectives and performance assessments of the members of the Executive Committee following a review with the CEO. This included a review of the executives’ contribution to a culture of integrity and their management of risk.

•	Reviewed and approved the 2012 executive compensation for members of the Executive Committee.
•

Reviewed and recommended to the Board for approval, the Company’s 2012 compensation policies, programs and payouts. This included the metrics for the balanced scorecard for the Annual Incentive Plan, the design of the annual and medium-term incentive plans, and the equity mix for Executive Committee members.

•	Confirmed the alignment of the compensation program and payouts with the Company’s risk management objectives.

Senior Executive and CEO Succession

•	Reviewed the succession plan status for all executive and senior management positions, including the CEO.
•

Assessed the readiness to fill potential vacancies and gaps in the readiness. The results of the succession planning exercise were reported to the Board. (See “Talent and Succession Planning” and the “Statement of Corporate Governance Practices” on pages 52 and 62 for a description of Manulife’s succession planning process and philosophy.)

•

Met in camera with the CEO to review the CEO’s direct reports and the potential successors with a focus on qualifications required for the position, the competencies and development considerations for each potential successor candidate, and the performance of individual executives in their current roles.

•	Considered the performance of the CEO and recommended his re-appointment as CEO upon his successful election to the Board at the Annual Meeting.

Manulife Financial Corporation Proxy Circular	27

•

Reviewed and recommended to the Board for approval the appointment of the following executives: SEVP and Chief Financial Officer; SEVP and General Manager, U.S. Division; SEVP and Chief Operating Officer; and SEVP and General Manager, Canadian Division. Also reviewed and recommended to the Board for approval several executive appointments arising from the organizational re-design process.

External Consultant

The committee has retained Hugessen Consulting to act as its independent advisor and to provide it with advice and guidance on compensation issues since 2006. All work undertaken by Hugessen Consulting was pre-approved by the committee Chair.

Hugessen Consulting’s fees for executive compensation consulting services provided to the Management Resources and Compensation Committee in 2012 were $258,905, compared with $341,199 in 2011. Services included participation at committee meetings, reviewing and providing advice on compensation related decisions and reporting on compensation trends. Hugessen Consulting does not provide any other services to the Company.

Charter Review and Compliance

•	The committee carried out all of the responsibilities required by its charter.
•	The committee reviewed its charter and made recommendations for its amendment to the Board and assessed its performance against its charter.
•	The charter and a scorecard of the committee’s compliance with its charter can be found at www.manulife.com.

The members of the Management Resources and Compensation Committee approved this report and reviewed and recommended to the Board for approval, the “Compensation Discussion and Analysis” section of this Proxy Circular.

John M. Cassaday (Chair)

Joseph P. Caron

Thomas P. d’Aquino

Scott M. Hand

Tsun-yan Hsieh

Lorna R. Marsden

Hugh W. Sloan, Jr.

Manulife Financial Corporation Proxy Circular	28

To Our Shareholders

Our Approach to Executive Compensation

Manulife’s executive compensation program is based on a philosophy of pay for performance and is in keeping with shareholder interests. Our program is firmly aligned with Manulife’s business strategy, builds long-term shareholder value and is consistent with good governance principles and practices. An independent review of our compensation program conducted in 2012 also confirmed Manulife’s continued alignment with the compensation and risk management principles set out by the Financial Stability Board, the international body that was established to improve the stability of the global financial system.

Manulife’s Board of Directors makes executive compensation decisions after consideration of the Management Resources and Compensation Committee’s recommendations, supported by advice from the Board’s independent advisor. The Board stays informed of current views on compensation and our approach to executive compensation, by engaging in discussions with our shareholders and shareholder advocacy groups. The Board also seeks out our stakeholders’ views regarding Manulife’s strategy and governance practices.

2012 Performance

Manulife made significant progress towards its strategic priorities in 2012 and ended the year with record annual sales in both insurance and wealth businesses. Manulife Asset Management added significant new institutional mandates, and the Company’s Asian franchise delivered strong growth by expanding its distribution networks, including adding bancassurance partnerships. The Company also generated another all-time record level of funds under management. Although the 2012 net income did not meet plan, the Company has enjoyed a positive progression in earnings since 2010, improving annual net income in 2012 by $1.6 billion over 2011. These results have largely been due to accomplishing the strategic objectives that were set in 2009.

Annual Incentive Program

The Board uses quantitative and qualitative measures to calculate the annual incentive payouts for executives. The annual incentive payouts take into consideration the Company’s performance under the following balanced and equally weighted factors:

•

Financial goals based on the Company’s net income excluding the direct impact of equity markets and interest rates. If net income attributed to shareholders is below target, the Company Performance Score for the CEO and Senior Executive Vice Presidents (“SEVPs”) is capped, regardless of the outcome of the operating targets and strategic initiatives. This aligns compensation with shareholder interests.

•

Operating targets based on new business measures, such as sales, new business embedded value and risk. It also includes customer retention, expense management and investment performance targets, which are set annually for each business unit or division.

•	Strategic initiatives set annually at the division or business unit level to align with the Company’s strategic objectives.

In order for the executive compensation program to be effective, executives must perceive that the goals are achievable and within their control. They must also believe they will be rewarded if they do the right things to achieve short and long-term business goals. Lastly, they must understand they will not be penalized for decisions that have a short-term negative impact but effectively reposition the Company, in the long-term interest of the Company and its shareholders. Therefore, at the discretion of the Board, the factors used to determine the Company Performance Score may be adjusted should there be items impacting performance that are clearly outside of management’s control or are in the long-term interests of shareholders.

2012 Incentive Payouts

The annual incentive payouts for the CEO and SEVPs reflected Manulife’s performance in 2012. The score applicable to the CEO’s and SEVPs’ 2012 annual incentive was capped at 91% (below target) based on the net income attributed to shareholders of $1.736 billion in 2012, which was below plan, while the operating targets and strategic initiatives were above plan. The Board did not apply discretion in the determination of their annual incentive.

For executives below the SEVP level, the Board considered the Company’s performance under the financial goals, operating targets and strategic initiatives, described above. The Board exercised discretion and adjusted the 2012 financial component for items which were clearly in the long-term interests of shareholders or outside the control of this group of employees. The two most significant items where discretion was applied related to the impact on earnings as a result of updates to actuarial standards of practice and the goodwill impairment charge driven by the low interest rate environment. When combined with the operating targets and strategic initiatives components, which were above plan, the scores applicable to most employees below the SEVP level were above target.

For all executives, Performance Share Units (“PSUs”) vesting in 2012 were based on both 2011 and 2012 results and paid out at 49% of the award’s value at time of grant. Restricted Share Units vesting in 2012 were time-vested and paid out at 74% of the award’s value at time of grant. Stock options granted in 2002 expired in February 2012 with zero value.

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2013 Changes to Compensation

The Board continues to monitor the Company’s compensation program to ensure it remains competitive and is aligned with the long-term interests of the Company and its shareholders. For 2013, our program has remained largely unchanged, with the following exceptions:

•

The proportion of stock options in our most senior executives’ equity awards has been reduced, consistent with our peer companies’ practices. For the CEO and SEVPs, a 10% reduction in the weighting of stock options was offset by an equivalent increase in the weighting of PSUs.

•	Minor adjustments were made to the weighting of the performance conditions of our PSU awards by increasing the weighting of both the net income and ROE objectives.

A Consultative Process

The Board regularly reviews the design of the Company’s compensation program to ensure alignment with shareholder interests and good governance principles and practices. We benchmark our compensation program against our peers, receive advice from our independent advisor, and exercise discretion where we consider it appropriate, taking all factors into consideration.

At the 2013 Annual Meeting, we will once again hold a non-binding shareholder advisory vote on our approach to executive compensation, and we look forward to your feedback. The Board will continue to monitor Manulife’s executive compensation program to ensure it remains aligned with the interests of shareholders while allowing the Company to attract, motivate and retain talented leaders.

John Cassaday	Gail Cook-Bennett
Chair of the Management Resources	Chair of the Board
and Compensation Committee

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Executive Compensation

Table of Contents:

• Compensation Discussion and Analysis	Page 31
➢ Compensation Program Objectives, Philosophy and Principles	Page 31
➢ Executive Compensation Program	Page 35
➢ Compensation Governance	Page 36
➢ Compensation Decision Process	Page 37
➢ Managing Risk Associated with Compensation	Page 38
➢ 2012 Performance and Incentive Plan Results	Page 39
➢ Named Executive Officers’ Compensation	Page 41
• Summary Compensation Table	Page 45
• Outstanding Share-Based Awards and Option-Based Awards	Page 46
• Incentive Plan Awards – Value Vested or Earned During the Year	Page 47
• Performance Graph	Page 47
• Additional Disclosure	Page 48
• Pension Plans	Page 53
• Termination and Change In Control Benefits	Page 57
• Securities Authorized for Issuance Under Equity Compensation Plans	Page 59
• Directors’ and Executive Officers’ Indebtedness	Page 60

Compensation Discussion and Analysis

The Compensation Discussion and Analysis describes Manulife’s executive compensation objectives, philosophy and principles. It also describes the 2012 compensation program and discusses the outcomes it produced with supporting details, including highlights of the Company’s performance in 2012. The Total Compensation paid to the Named Executive Officers (“NEOs”) (Messrs. Guloien, Roder, Thomson, Bisnaire, Rooney and Bell) for 2012 is set out in the Summary Compensation Table on page 45.

Compensation Program Objectives, Philosophy and Principles

Compensation Program Objectives

Manulife’s vision is to be the most professional financial services organization in the world, providing strong, reliable, trustworthy and forward-thinking solutions for our clients’ most significant financial decisions. As a result of the global economic challenges of the past four years, regulatory and other changes, substantial repositioning of the Company has been required. The objective of Manulife’s compensation program is to contribute to the Company’s long-term sustainable growth by retaining talented executives and staff, and rewarding superior performance in executing the business strategy for the long-term benefit of shareholders.

Compensation Philosophy – Pay for Performance

Manulife’s compensation philosophy is “pay for performance”. Compensation is tied to the achievement of the Company’s short-term, medium-term and long-term strategic goals. In practice, this has meant that in years with strong Company performance, incentive compensation has paid out above target and in years where Company performance has not been strong, incentives have either not paid out or were significantly reduced. Over the past three years, financial performance was below target, but is improving and compensation for the Senior Executives is aligned with this performance as follows:

Year	Senior Executives Incentive Compensation Received In Year
2010

•  Annual incentive based on a Company Performance Score of 50% of target.

•  Zero payout from 2008 Restricted Share Units (“RSUs”) award.

•  The first portion of the RSUs granted in 2009 was time-vested and paid out at an average of 109% of the original grant value.

•  Special RSUs granted in 2009 were time-vested and paid out at 113% of the original grant value.

•  The first portion of the Performance Share Units (“PSUs”) granted in 2009 paid out at 102% of the original grant value based on a performance factor of 94%.

•  Stock options granted in 2000 expired in October 2010 with no value.

•  9 of past 10 stock option grants were underwater as of December 31, 2010.

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Year	Senior Executives Incentive Compensation Received In Year
2011

• Annual incentive based on a Company Performance Score of 53% of target.

• The second and third portions of the PSUs granted in 2009 paid out at an average of 60% of the original grant value based on performance factors of 71% and 75% respectively.

• The first portion of the RSUs granted in 2010 was time-vested and paid out at 97% of the original grant value.

• The first portion of the PSUs granted in 2010 paid out at 69% of the original grant value based on a performance factor of 71%.

• Stock options granted in 2001 expired in February 2011 with no value.

• All outstanding stock option grants were underwater as of December 31, 2011.

2012

• Annual incentive based on a Company Performance Score of 91% of target.

• The final portion of the RSUs granted in 2010 was time-vested and paid out at 74% of the original grant value.

• The final portion of the PSUs granted in 2010 paid out at 49% of the original grant value based on a performance factor of 66%.

• Stock options granted in 2002 expired in February 2012 with no value.

• 9 of past 10 stock option grants were underwater as of December 31, 2012.

Compensation Principles

Compensation decisions at Manulife are guided by five core principles:

1. Compensation	is aligned with business strategy.
2.	Compensation is aligned with risk management objectives.
3.	Compensation is aligned with long-term shareholder value.
4.	Compensation and performance are benchmarked against peer companies.
5.	Compensation is aligned with good governance practices.

1.	Compensation Is Aligned with Business Strategy

The Company’s executive compensation program includes a number of features designed to tie executive compensation to the achievement of key metrics and objectives, including the following:

•	The AIP requires a combination of Company, division and/or business unit and individual performance objectives to be met for any incentives to be awarded.
•

The higher up the organization, the greater the emphasis on total collective company results; the further down the organization, the greater the emphasis on divisional, business unit or functional goals while maintaining some emphasis on global results to foster collaboration and business owner mentality.

•	Higher level positions should have more variability in compensation than lower level positions.
•	The balanced scorecard of the AIP places equal emphasis on financial goals, operating targets and successful execution of strategic initiatives including the achievement of risk management objectives.
•	The Company Performance Score for Senior Executives is capped if the net income attributed to shareholders is below the target, resulting in a reduced score.
•

The proportion of variable compensation that is short-term, medium-term and long-term varies by level so that the amount of pay at risk and deferred compensation increases by level, reflecting the greater ability of Senior Executives to affect the Company’s results.

•	The vesting schedule of medium-term and long-term incentives align executive compensation with the longer-term interests of the Company and its shareholders.
•	Share price has a direct impact on the compensation earned by executives.

The compensation mix offered to executives varies by level. The proportion of executives’ total target compensation in 2012 that was at risk and/or tied to the Common Share price in 2012 is illustrated below.

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2.	Compensation Is Aligned with Risk Management Objectives

Manulife’s executive compensation program is aligned with the Company’s risk management objectives and encourages appropriate risk taking, evidenced by the following practices:

•

Employees’ performance is assessed to ensure they are mindful of risks inherent in their jobs and are working within the boundaries of the Company’s policies and standards of practice. Employees’ performance assessments are expected to reflect how the employee improved the Company’s risk profile and also take into account any signals from Internal Audit, Compliance or Risk Management highlighting potential inappropriate actions.

•

A Compensation Risk Framework has been established to provide a structure for the review of risk associated with the compensation program and the design features that mitigate the risk. Within the framework, risk is identified under Business Risk, Talent Risk, Performance Risk and Compliance & Ethical Risk against which the compensation program is assessed annually. This Compensation Risk Framework is further described under Managing Risk Associated with Compensation on page 38.

•

The Management Resources and Compensation Committee reviews the material Sales and Investments Incentive Plan designs, payout distribution, control and monitoring processes and the potential impact they may have on business risk. Division heads are responsible for monitoring material sales and investment compensation plans within their division and must approve any significant changes to these plans. Division heads must annually attest that these plans do not generate inappropriate levels of business risk to the division and to Manulife as a whole.

•

Risk reduction targets and other risk management objectives are explicitly factored into the operating targets and strategic initiatives components of the balanced scorecard and are considered in the payouts for PSUs to provide an appropriate balance between risk and reward.

•	The vesting schedule of medium-term and long-term incentives discourages inappropriate risk taking.
•	Incentive compensation for the Chief Risk Officer and the Chief Actuary is entirely related to their individual performance and the performance of their team and not Company financial results.
•

Executives responsible for divisional control functions are jointly assessed on their annual performance by their division head and the relevant corporate control function head. The corporate control function head has final say over goal setting, performance and compensation for the divisional control function executives. Starting in 2013, incentive compensation for divisional control function executives providing oversight is independent of the business that they supervise.

3.	Compensation Is Aligned with Long-Term Shareholder Value

Manulife’s compensation program is designed to incent executives to take a long-term view to increasing shareholder value through the following:

•

The Company requires its executives to own shares to align executive compensation with the interests of shareholders. Executives have five years from their appointment or promotion date to meet the requirement. Deferred Share Units (“DSUs”), RSUs, PSUs, personally held Common Shares and Manulife preferred shares count towards share ownership, but stock options do not. RSUs, PSUs and DSUs are valued at the higher of the grant price or the current market price for the purposes of meeting the share ownership guidelines. For NEO holdings relative to these requirements, see page 44.

Executive Level	Share Ownership Requirement as a Multiple of Base Salary
CEO	7.0
Senior Executive Vice President	4.0
Executive Vice President	2.5
Senior Vice President	2.0
Vice President	1.0

•

Manulife’s executives (Vice Presidents and above) are subject to a clawback policy, effective January 1, 2012, which gives the Board discretion to cancel an executive’s unvested incentive awards and/or clawback the executive’s vested and/or paid incentive awards in the event of the executive’s fraud, theft, embezzlement or serious misconduct, regardless of whether there was a financial restatement.

•	The Company imposes additional conditions for the CEO, Chief Financial Officer (“CFO”) and Chief Operating Officer (“COO”) as follows:
–	Any material restatement of the Company’s financial statements related to CEO misconduct will trigger compensation clawbacks of his compensation.
–	Company policy requires the CEO, CFO and COO to maintain their share ownership requirement for one year after leaving the Company.
–

The CEO is required to hold at least 50% of the realized gains from the exercise of stock options in Common Shares during his employment and for one year post employment. The CFO and COO are also required to hold at least 50% of the realized gains from the exercise of stock options in Common Shares during their employment and for one year post employment unless the executive meets his share ownership requirement.

•

The Company has a policy which prohibits short selling or buying or selling a call or put option in respect of Manulife securities designed to hedge or offset a change in price and the monetization of unvested equity awards by executives and Directors. This policy is incorporated into our Code of Business Conduct and Ethics. All employees and Directors must certify compliance with the Code annually.

•	Amongst the NEOs, only Messrs. Guloien and Bisnaire have change in control agreements.
•	Executive pensions are predominantly defined contribution plans and the Company has capped the benefits for the few remaining executives in defined benefit plans.

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4.	Compensation and Performance Are Benchmarked Against Peer Companies
•	The Management Resources and Compensation Committee annually reviews and approves the group of peer companies to be used as a comparator for the Senior Executives’ compensation.
•

For 2012, the Management Resources and Compensation Committee reviewed the peer group and concluded that no changes were required as the current group appropriately represented the organizations with whom Manulife competes.

•

The group includes eight North American life insurers and five Canadian banks. The criteria used in selecting peer companies included market capitalization and assets, competitor for talent, similar lines of business and international footprint.

•	The Committee also considers pay information published in the Diversified Insurance Survey – a widely referenced survey of pay levels among major insurance companies in the United States.
•

For the role of Senior Executive Vice President and Chief Investment Officer, Manulife also considers the pay practices of asset management advisory firms similar in size to Manulife Asset Management, the Company’s global asset management arm.

•

Target compensation for executives below the Senior Executive Vice President level is benchmarked against regional comparators, reflecting each executive’s level, role and location. Each element of compensation, as well as total target compensation, is benchmarked to ensure appropriate competitiveness against peers.

•

Total target compensation for executives is targeted at the median of the peer group. Compensation for high performing executives is intended to be comparable to high performing executives at peer companies.

Peer Group	2012 Revenue (US$B)	2012 Total Assets (US$B)	Market Capitalization as at Dec. 31, 2012 (US$B)
North American Life Insurers
AFLAC Inc.	21.5 (Median)	221.8 (Median)	14.4 (Median)
Ameriprise Financial Inc.
Hartford Financial Services Group Inc.
Lincoln National Corp.
MetLife, Inc.
Principal Financial Group Inc.
Prudential Financial, Inc.
Sun Life Financial Inc.
Canadian Banks
Bank of Montreal	19.7 (Median)	671.4 (Median)	68.5 (Median)
Bank of Nova Scotia
Canadian Imperial Bank of Commerce
Royal Bank of Canada
Toronto-Dominion Bank

Manulife Financial	29.9	488.5	24.8

Source: Company Reports, Thomson Reuters.

5.	Compensation Is Aligned with Good Governance Practices
•

Manulife’s compensation governance structure consists of the Board, Board committees, the executive compensation committee, the Chief Risk Officer and the Board’s independent advisor as described in the Compensation Governance section on page 36.

•

The Company’s executive compensation program is aligned with the Financial Stability Board (“FSB”) Principles and is generally consistent with the Canadian Coalition for Good Governance’s Executive Compensation Principles and Proxy Circular Disclosure Best Practices. The Company’s Internal Audit department conducts an annual independent review which, in 2012, confirmed the Company’s alignment of the executive compensation program with the FSB Principles. For additional details on the Company’s alignment with the FSB Principles, see page 51.

•

Manulife continually monitors the business environment to stay at the forefront of good governance practices relevant to the Company. For a description of Manulife’s Compensation Governance, see page 36.

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Executive Compensation Program

Manulife’s executive compensation program includes base salary, short-term, medium-term and long-term performance-based incentive awards, pension and benefits, and other perquisites. The program governs compensation for all executives globally, including the CEO and the other NEOs.

The table below itemizes each component of Manulife’s executive compensation program and describes its intended purpose.

Element	Purpose
Base Salary

Base salary compensates executives for competency and proficiency in performing job responsibilities. It recognizes promotions and career progression and provides a stable compensation base year over year. Base salaries and salary ranges are benchmarked externally against comparable roles in peer companies and internally against the performance, qualifications and experience of other executives. Salaries are reviewed at least annually.

Short-Term Incentive (“Annual Incentive Plan” or “AIP”)

The short-term incentive is intended to reward the Company’s achievement of business results against pre-established financial, operating and strategic objectives as well as individual performance over a calendar year. The short-term incentive encourages senior staff to optimize overall division and Company performance while creating a focus for near-term organizational priorities that will result in sustainable performance over time. Under the AIP, awards are paid in cash in February following the performance year and calculated based on the formula set out below.

	Base Salary	X	AIP Target (Percentage of Base Salary)	X	Company Performance Score (Balanced Scorecard)	X	Individual Performance Multiplier	=	Annual Incentive
	Varies by individual qualifications, experience and performance		Varies by level		•34% Financial Goals •33% Operating Targets •33% Strategic Initiatives Range = 0 – 200%		Varies by individual and is based on personal objectives set for the year taking into consideration business results and how they were achieved Range = 0 – 200%		Payout ranges from zero to maximum which varies by level

For the Individual Performance Multiplier, performance is based on measurable results against goals focused on major categories for the year and an individual’s contribution to the company. Performance results can be overridden for compliance, breach of authority levels, ethics and gross negligence and can be adjusted for doing the right thing in the interests of the Company and our shareholders.

For the Company Performance Score, the Company’s performance is measured against a balanced scorecard comprised of equally weighted financial goals, operating targets and strategic initiatives as follows:

•  Financial Goals: Based on Company net income excluding the direct impact of equity markets and interest rates in 2012, adjusted for items clearly outside of management’s control and actions taken with negative impact on earnings but in the long-term interest of shareholders (34% of the score).

•  Operating Targets: Based on new business measures (such as sales, new business embedded value and risk), customer retention, expense management and investment performance targets (33% of the score), set annually for each business unit or division. For NEOs, the score for this component is based on the weighted average scores for each division.

•  Strategic Initiatives: Set annually at Company, division or business unit level to align with the Company’s strategic objectives (33% of the score).

The Company Performance Score for Senior Executives is capped if the net income attributed to shareholders is below the target, resulting in a reduced score. In addition, the Board has the discretion to adjust the Company Performance Score up or down for extraordinary events which would otherwise produce compensation results that are unreasonable, unrepresentative or otherwise inappropriate.

Annual Incentive for the Chief Risk Officer and the Chief Actuary is calculated as per the formula above, but excluding the Company Performance Score. For divisional control function heads providing oversight, the Company Performance Score is not based on businesses they oversee.

The minimum annual incentive is zero. The maximum annual incentive is 350% of salary for the CEO and up to 2.5 times target for SEVPs and other Senior Executives, and is only awarded if business and individual performance is superior. Company performance metrics have been stress-tested to ensure potential payouts continue to be aligned with business performance.

Medium-Term (RSUs and PSUs) and Long-Term Incentives (stock options)

Medium-term and long-term incentives together are intended to create consistent incentive for achieving long-term Company success. They foster identification with the Company overall, allowing for multi-year ties to Company performance. Medium-term and long term incentives also strengthen retention and reinforce alignment with shareholder value, especially for Senior Executives. RSUs, PSUs and stock options are granted annually to executives based on level, individual performance, potential and market competitiveness. No consideration is given to the outstanding value of an individual’s RSUs, PSUs or stock options in determining the number to be granted in any given year.

Medium-Term Incentive

•  RSUs granted in 2012 vest within 3 years and are paid at the end of the award term based on the Common Share price. RSUs are time-vested and serve as an incentive and retention tool.

•  PSUs granted in 2012 vest within 3 years and are paid at the end of the award term based on the Common Share price, and are subject to performance conditions which are approved by the Board of Directors. The minimum payout is zero and the maximum payout is 150% of the number of units at the time of vesting. The Board has the discretion to adjust PSU payouts up or down depending on the Company’s progress towards achieving its risk reduction targets. (See “Additional Disclosure” on page 48 for details of applicable performance vesting conditions.) PSUs are not awarded to the Chief Risk Officer and the Chief Actuary.

Long-Term Incentive

Stock options vest 25% per year over 4 years. Value on exercise is based on the difference between the exercise price at time of grant and the Common Share price at time of exercise.

2012 Medium-Term and Long-Term Incentive Pay Mix

Executive Level	RSUs	PSUs	Stock Options
Chief Executive Officer, Senior Executive Vice President, Executive Vice President	25%	25%	50%
Chief Risk Officer Chief Actuary	50%	0%	50%
Senior Vice President	52.5%	17.5%	30%
Vice President	100%	0%	0%

Pension & Benefits

The Company sponsored pension plans assist employees in providing for their retirement. Plans vary by domicile and are administered in a manner consistent with the Company’s overall compensation philosophy.

Benefit plans reflect local market practice and include group life, disability, health and dental insurance programs. Plans vary by domicile based on cost and competitive benchmarking.

Perquisites	Perquisites vary by domicile and are intended to reflect local market practice. The Company does not provide tax gross-ups related to perquisites.

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Compensation Governance

Manulife’s compensation governance structure consists of the Board, Board committees, the Executive Compensation Committee, the Chief Risk Officer and the Board’s independent advisor. The compensation governance structure is reviewed regularly against best practices and regulatory guidance.

Board of Directors

The Board is responsible for the oversight of the Company’s compensation principles, practices and programs, including the management of compensation risk. The Board approves major compensation programs and payouts, including the compensation for the CEO and all Executive Committee members based on recommendations by the Management Resources and Compensation Committee, as applicable. The Board also approves the Director compensation program on the recommendation of the Corporate Governance and Nominating Committee.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee assists the Board in carrying out its responsibilities with respect to Director compensation. A description of the committee’s responsibilities is set out in the Report of the Corporate Governance and Nominating Committee on page 22. Please see “Director Compensation – Compensation Determination” on page 20 for more detail about the policies and practices adopted by the committee to determine the compensation for the Company’s Directors.

Management Resources and Compensation Committee

The Management Resources and Compensation Committee assists the Board in carrying out its responsibilities with respect to executive compensation and talent planning matters. A description of the committee’s responsibilities is set out in the Report of the Management Resources and Compensation Committee on page 27. Please see “Compensation Decision Process” below for more detail about the policies and practices adopted by the committee to determine the compensation for the Company’s executive officers.

Risk Committee

The Risk Committee assists the Board in its oversight role of compensation principles, practices and programs. A description of the committee’s responsibilities is set out in the Report of the Risk Committee on page 26. The Risk Committee’s responsibilities relating to compensation governance include the review of the alignment of the Company’s incentive compensation programs and risk management objectives.

Experience of the Committee Members

All of the members of the Corporate Governance and Nominating Committee, the Management Resources and Compensation Committee and the Risk Committee meet the independence requirements set out in the Board Policies. See “Independence of the Board” on page 62 for details on determining Director independence. The Board has appointed committee members who are knowledgeable, senior business leaders and most have significant experience as senior leaders of complex organizations. Most Management Resources and Compensation Committee members have experience in human resources management and executive compensation, either as senior business leaders or as members of the compensation committees of other boards of organizations and at least one member has experience in risk oversight. Most Risk Committee members have experience as senior business leaders or participation on other risk committees. Two members of the Management Resources and Compensation Committee serve on the Corporate Governance and Nominating Committee of the Board. In addition, at least one member of the Management Resources and Compensation Committee sits on the Risk Committee of the Board. This cross membership between committees supports the effective oversight of compensation and its alignment with sound risk management principles and practices.

Executive Compensation Committee

The Executive Compensation Committee supports the Management Resources and Compensation Committee in its oversight of compensation risk management. The Executive Compensation Committee meets several times per year and includes the Chief Risk Officer, the CFO and the Chief Human Resources Officer. The Executive Compensation Committee’s responsibilities include:

•	the review of incentive plan business performance measures, targets, weightings and results to ensure alignment with the Company’s business strategy and risk management objectives;
•	the review of compensation program changes to ensure alignment with the Company’s risk management objectives; and
•	the recommendation to the CEO of compensation program changes prior to review and approval by the Management Resources and Compensation Committee.

Role of the Chief Risk Officer in Compensation

The Chief Risk Officer attends the Management Resources and Compensation Committee meetings at which compensation design recommendations are reviewed and approved, which facilitates effective oversight of the compensation program recommendations through informed discussion of the relevant risks. The Chief Risk Officer is a member of the Executive Compensation Committee, whose responsibilities are outlined above.

Independent Advisor

The Corporate Governance and Nominating Committee and Management Resources and Compensation Committee have retained Hugessen Consulting as their external independent compensation advisor since 2006. Hugessen Consulting is an independent resource for advice and counsel, and its role includes:

•	attending committee meetings;
•	providing advice on compensation related decisions; and
•	reporting on compensation trends.

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The table below shows the fees paid to Hugessen Consulting over the last two years for advice respecting executive and Director compensation.

Services Performed	Fees paid in 2012	Fees paid in 2011
Executive Compensation related fees	$258,905	$341,199
Director Compensation related fees	$0	$21,925
All other fees	$0	$0

The Management Resources and Compensation Committee Chair must approve other services the independent compensation advisor provides to the Company at the request of management.

Compensation Decision Process

The following summarizes the process used by the Management Resources and Compensation Committee for making compensation recommendations for the CEO and all Executive Committee members:

•

At the start of the year, the Board approves the CEO’s individual performance goals and the committee reviews the individual performance goals of other Executive Committee members. The committee also reviews and approves the business performance metrics and financial targets for incentive plan purposes. Targets are achievable yet provide a performance “stretch”.

•	During the year, the committee reviews the continuing relevance of the compensation peer group and the competitive positioning of target compensation against desired market positioning and trends.
•

Business performance results for any performance period that has ended are presented by the CFO to, and discussed by, the Management Resources and Compensation Committee, which, in turn, approves the performance factors to be applied to the various incentive programs for that performance period.

•

The Board has the discretion to adjust AIP results for extraordinary events which would otherwise produce compensation results that are unreasonable, unrepresentative or otherwise inappropriate in terms of rewarding executives and employees for actions taken and results produced during the period in question.

•	The Board also has the discretion to adjust the PSU payouts up or down depending on the Company’s progress towards achieving its risk reduction targets.
•	The CEO discusses the individual performance and compensation recommendations for all Executive Committee members with the committee.
•	During in camera sessions, the committee and the Board review the CEO’s and all Executive Committee members’ performance. The committee recommends compensation awards for approval by the Board.
•

At the end of the year, management presents its preliminary compensation structure recommendations, including compensation components, compensation mix and performance metrics for the upcoming year and supporting rationale. The committee discusses the recommendations and provides feedback to management. Adjustments are made as requested by the committee.

•

The Risk Committee reviews the risk management aspects of the executive compensation program and satisfies itself that the compensation program is aligned with the Company’s risk management objectives.

•	Following the Risk Committee review, the Management Resources and Compensation Committee recommends for Board approval the compensation program and structure for the coming year.
•	The committee seeks advice and guidance on compensation issues from the committee’s independent compensation advisor.

The process followed by the Corporate Governance and Nominating Committee and the Board to determine Director compensation is described in the “Director Compensation – Compensation Determination” section on page 20.

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Managing Risk Associated with Compensation

In all compensation decisions, the Management Resources and Compensation Committee contemplates the potential impact that the compensation program may have on risk and ensures that the compensation program contributes to meeting Manulife’s risk management objectives. Manulife has developed a Compensation Risk Framework that provides a structure for the review of risk associated with the compensation program and the design features that mitigate the risk. Within the framework, risk is identified under the following four risk categories that are closely aligned with our compensation program objectives.

Business Risk

The risk that Manulife’s compensation program may
encourage behaviours that are not aligned with business
strategy, the Company’s Risk Appetite[1] and long-term
shareholder value. The business risk can be mitigated by
the design of incentive programs that combine multiple
performance metrics that are aligned with our business
strategy and reflect the impact that employees have on
the performance.

Talent Risk

The risk that Manulife’s compensation program may not
permit the Company to attract and retain talented
executives and staff. The talent risk can be mitigated by
having compensation practices that are externally
competitive in terms of both target and total
opportunity and that the Company provides
opportunities that are appealing to the talent it wants
to attract.

Performance Risk

The risk that Manulife’s compensation program does not
provide motivation for employees to maintain high
performance standards. The performance risk can be
mitigated by providing appropriate levels of linkage
between pay and performance over the short and longer
term, as well as providing compensation opportunities
that will optimize business results.

Compliance & Ethical Risk

The risk that Manulife’s compensation program will
generate an incentive to engage in questionable,
unethical or illegal behaviours. The compliance &
ethical risk can be mitigated by strong oversight and
control mechanisms and compensation program designs
that are structured in a way to minimize the potential
incentive to participate in compliance and ethical
breaches.

[1]

The Company’s Risk Appetite is an expression of the types of risk Manulife will take, the amount of each risk the Company is willing to take and the principles applied before taking risk. Both business strategy and Risk Appetite are equally critical to meeting our objectives and creating long-term shareholder value.

While risk forms an inherent part of Manulife’s business, Manulife’s executive compensation program contains a number of features and practices that are generally considered to decrease the risk associated with compensation, including:

•	A compensation horizon that is appropriately balanced between short-term, medium-term and long-term;
•	The use of multiple performance metrics in incentive plan design;
•	Capping the Company Performance Score for Senior Executives if the net income attributed to shareholders is below target;
•

Specific risk control and capital adequacy measures embedded into various compensation components, including risk management targets for the AIP and Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio targets for PSUs;

•

The Board has discretion to adjust the performance factor for PSUs based on the Company’s progress towards achieving risk reduction targets and to adjust the Company Performance Scores under the AIP for extraordinary events that result in compensation results that are unreasonable, unrepresentative or otherwise inappropriate;

•	Limiting stock options to less than one-third of total target compensation for Senior Executives;
•	Compulsory share ownership requirements;
•	Share retention requirements for the CEO, CFO and COO for one year post-employment;
•

A clawback policy approved by the Board effective January 1, 2012 for Vice-Presidents and above, under which the Board has the discretion to cancel an executive’s unvested incentive awards and/or clawback the executive’s vested and/or paid incentive awards, as applicable, in the event of the executive’s fraud, theft, embezzlement or serious misconduct irrespective of whether there was a financial restatement;

•	Stress testing of the current compensation designs to ensure potential payouts continue to be aligned with business performance;
•

The Chief Risk Officer and Chief Actuary have Annual Incentive Plan and medium-term incentive awards that are delinked from the business performance of the Company to remove any potential or perceived conflicts of interest in providing unbiased oversight and advice to senior management and the Board;

•

Effective January 1, 2013, divisional control function heads providing oversight will be compensated under the Corporate Annual Incentive Plan, under which the incentive payout is independent of the businesses they oversee; and

•	Target and actual pay in the external market is regularly reviewed to ensure competiveness and allow Manulife to attract and retain talented executives and staff.

The Board is satisfied that good risk governance and sound risk reduction mechanisms as described above are effective in controlling the risk associated with compensation.

Manulife Financial Corporation Proxy Circular	38

2012 Performance and Incentive Plan Results

Incentive Plan Results

The following section describes the Company performance results for the short-term, medium-term and long-term performance-based incentive plan results for 2012.

2012 Annual Incentive Plan Results

The Company performance results are measured based on a balanced scorecard consisting of the financial goals, operating targets and strategic initiatives. These objectives were developed at the beginning of 2012 by the CEO and Executive Committee and approved by the Management Resources and Compensation Committee and the Board. The Board has applied discretion to the calculation of the Company Performance Score in 2012. This application of discretion is in accordance with the plan design and ensures that the outcome of the incentive plan is in line with the Company’s compensation philosophy that incentive plans are intended to motivate and reward employees to make decisions and deliver results that are in the best interests of our shareholders. Discretion was applied for items that are clearly outside of management’s control and items that reflect decisions made in the long-term best interest of the Company and its shareholders that have a short-term negative impact on earnings. For 2012, the two most significant items where discretion was applied related to the impact to earnings as a result of updates to actuarial standards of practice and the goodwill impairment charge driven by the low interest rate environment.

Performance in 2012 was strong and resulted in a Company Performance Score of 125%, which applied to all Corporate division officers, other than the Senior Executives. For the Senior Executives, if 2012 net income attributed to shareholders was between $0 and the target of $2.110 billion, the Company Performance Score would be capped between 50% and 100%. In accordance with the AIP formula and the 2012 net income attributed to shareholders of $1.736 billion, the Company Performance Score was reduced from 125% to 91% for the Senior Executives. This reflects our belief that the Senior Executives have a greater ability to impact net income than other AIP participants.

2012 Annual Incentive Plan Results
Performance Objective	Weighting	2012 Achievements
Financial Goals • The financial goal is based on net income excluding the impact of equity markets and interest rates. The target was set equal to the annual business plan of $2.660 billion.	34%

Overall performance against objectives: Above target after the application of discretion

•     Net income excluding the direct impact of equity markets and interest rates[1] and discretionary items was $2.876 billion.

•     Note: The application of discretion did not impact the calculation of the Company Performance Score for the Senior Executives, as discussed above.

Operating Targets • The operating targets are quantitative measures set at the business unit and divisional level, based on each business unit/division’s priorities rather than at the Company level. • The quantitative measures include new business measures (such as sales[1], new business embedded value[1,2], and risk), customer retention, expense management, and investment performance. • This component is based on a weighted average of the business units and divisional scores composed of numerous measurements, each with various weights being applied.	33%

Overall performance against objectives: Above target

•     Generated record insurance sales for 2012, an increase of 33 per cent over 2011. In the U.S., JH Life 2012 full year sales increased 12 per cent versus full year 2011 although overall U.S. insurance sales were 4 per cent lower as a result of the Company’s decision to raise prices and focus on new products with favourable risk characteristics.

•     Delivered record wealth sales excluding variable annuities sales for 2012. Total Wealth Sales increased 4 per cent over 2011. In Canada, mutual fund sales achieved record levels, while Group Retirement Solutions sales increased 17 per cent compared with 2011. These increases in Canada were partially offset by the anticipated reduction in annuity sales and lower new loan volumes. As a result, overall Canadian wealth sales in 2012 were 7 per cent lower than in full year 2011.

•     Achieved record funds under management[1] of $532 billion as at December 31, 2012.

•     Improved new business margins.

•     Expense levels were within plan.

•     General account asset performance continued to be a strength of the Company.

Strategic Initiatives • The Company’s strategic initiatives as outlined in the 2012 Annual Report are based on three key priorities: ¡ Building for the future ¡ Risk and Capital management ¡ Efficiency and Effectiveness	33%

Overall performance against objectives: Above target

In 2012 the Company made significant progress towards its strategic priorities:

•     Developing our Asian opportunity to the fullest;

•     Growing our wealth and asset management businesses in Asia, Canada, and the U.S.;

•     Continuing to build our balanced Canadian franchise; and

•     Continuing to grow higher return on equity (“ROE”), lower risk U.S. businesses.

Manulife Financial Corporation Proxy Circular	39

Strategic Initiatives (cont’d)

The performance highlights for each of the Company’s operating divisions is provided below:

•      Asia Division continued to build a pan-Asian life insurance franchise that is well positioned to satisfy the protection and retirement needs of the fast growing customer base in the region. The core strategy focuses on expanding the professional agency force and alternative channel distribution, growing its wealth and asset management businesses and investing in the Company’s brand across Asia. In 2012, the division achieved record sales for both insurance and wealth (excluding variable annuities) products, secured and deepened strategically important distribution agreements with key bank partners in Japan and Indonesia, achieved strong growth in its professional agency force in several key markets, and successfully expanded its presence in the Managing General Agent channel into the retail market in Japan. The Company launched innovative brand building campaigns to enhance its strong global brand, became the first foreign owned life insurer to commence operations in Cambodia, and expanded its broad geographic footprint in China with its 50th city license.

•      The Canadian Division continued to build its diversified Canadian franchise. It achieved record full year sales in several business lines, namely: Group Benefits, Manulife Mutual Funds, and Affinity Markets; and Group Retirement Solutions once again led the defined contribution market in sales.[3] The division continued to drive its desired shift in product mix, reducing the proportion of insurance and variable annuity sales with guarantee features. It expanded its distribution reach by welcoming new advisors, extending existing relationships and enhancing support to distribution partners. On January 4th, 2013, the Company completed the acquisition of Benesure Canada Inc., strategically positioning it as the leading provider of mortgage creditor insurance through mortgage brokers in Canada.

•      The U.S. Division continued to make substantive progress towards its strategic priority of growing higher ROE, and lower risk businesses. Its focus is on building a leading company in the U.S. that helps Americans with their retirement, long-term care and estate planning needs. The Company is leveraging its trusted brand, diverse and broad distribution, and core business strength of product innovation to profitably grow its de-risked insurance and wealth management franchises. In 2012, the Company achieved record sales in its mutual fund and 401(k) businesses and continued to achieve success in its product repositioning strategy in a low interest rate environment. Through product re-design, re-pricing and business re-positioning, the Company has reduced the equity and interest rate risk and earnings sensitivity of its product portfolio, while continuing to invest in the growth of fee-based products with lower capital requirements and higher return potential, including the 401(k), mutual fund and lower risk insurance products. The division is seeing the desired impact of these actions on product sales mix with a continued shift away from guaranteed, long duration products in 2012.

•      The Investment Division continued to deliver strong investment gains with fixed income and alternative long-duration asset investing along with excellent credit experience accounting for the vast majority of the Company’s investment gains. The favourable credit experience reflects the strength of its underwriting and the alternative long-duration assets originated during 2012 further diversified the portfolio and continue to enhance the Company’s risk-adjusted returns. The acquisitions were across various asset classes including real estate, timberland, private equities, and infrastructure. The Company continues to focus its acquisitions on high quality, good relative value assets.

•      Manulife Asset Management experienced significant growth in 2012 across its global franchise with assets under management increasing by 12 per cent to $238 billion. Its strong investment performance is yielding tangible results across many asset classes. The Company successfully launched several new products which have enabled it to meet its retail clients’ needs and it has been awarded new institutional mandates in North America and Asia which have contributed to significant growth in institutional assets under management.

•      The Company achieved its 2014 equity and interest rate hedging goals two years ahead of schedule and closed 2012 with a strong Minimum Continuing Capital and Surplus Requirements (“MCCSR”) capital ratio for Manufacturers Life of 211 per cent.

•      The Company launched the major company-wide Efficiency and Effectiveness Initiative which is expected to deliver substantial efficiency gains by 2016.[4]

[1]	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” on page 60.
[2]	New business embedded value is the change in shareholders’ economic value as a result of sales in the reporting period.
[3]	Based on quarterly LIMRA sales report as at September 30, 2012.
[4]	See “Caution regarding forward-looking statements” contained in the Company’s 2012 Annual Report.

Manulife Financial Corporation Proxy Circular	40

2012 Medium-Term Incentive Plan Results

Portions of PSUs and RSUs awarded to NEOs vested and paid out during 2012 as follows:

Vesting Date	Portion of Award	Percentage of PSUs/RSUs Vesting	Performance Factor		Payout as a Percentage of Grant Value[1]
December 15, 2012	2010 RSUs (final tranche) 2010 PSUs (final tranche)	75% 75%	n/a 66%	[2]	74% 49%

[1]	Refers to final tranche only.
[2]	Performance factor shown based on weighted average of 8% remaining units from first tranche (performance factor of 71%) and 67% units from the final tranche (performance factor of 65%).

Basis for Calculating the Performance Factor Applicable to PSUs vesting in 2012

	January 2010- December 2010 Performance Period[1]			January 2011- September 2012 Performance Period
	Weight	Target	Result	Weight	Target	Result
Net Income Attributed to Shareholders	-	-	-	25%	$4,750M	$808M
ROE	50%	11%	(1.8%)	25%	10%	1.6%
MCCSR Score[2]	50%	100%	142%	50%	100%	131%
Performance Factor	71%			65%

[1]	The results for 2010 were calculated in accordance with Canadian GAAP prior to the adoption of International Financial Reporting Standards (“IFRS”).
[2]

The MCCSR Score represents the average of the quarterly MCCSR scores for the applicable performance period. The quarterly MCCSR scores are calculated by applying the MCCSR ratio achieved by Manufacturers Life against the internal capital target in place for the applicable quarterly reporting period.

2012 Medium-Term Incentive Plan Grants

A total of 8,018,729 RSUs and PSUs with a value of $101.1 million were granted in 2012.

2012 Long-Term Incentive Plan Results

In 2012, none of the NEOs exercised stock options. All outstanding unexercised stock options granted in 2002 expired with zero value. At the end of 2012, only one of the past ten years’ stock option grants was in-the-money.

2012 Long-Term Incentive Plan Grants

Stock options with an exercise price of $12.64 were granted on February 21, 2012. These options have a maximum exercise period of 10 years and vest at a rate of 25% per year, with the first 25% vesting one year after the grant date. A total of 6,462,144 stock options with a grant value of $20.8 million were granted in 2012.

Named Executive Officers’ Compensation

The Management Resources and Compensation Committee considers the following factors when determining the compensation of the NEOs:

•	Performance against the Company’s balanced scorecard objectives.
•	The Company’s overall performance relative to the performance of its peer group.
•	Ability to retain talented executives and motivate them to deliver superior performance.
•	Market competitiveness of Total Target Compensation relative to the peer group.
•	The executive’s achievement of annual objectives as agreed upon at the beginning of the year as outlined below.

The Management Resources and Compensation Committee also reviews a longer term pay for performance analysis prepared by management and reviewed by Hugessen Consulting to ensure the compensation received by the Senior Executives is aligned with Manulife’s performance over the corresponding compensation period and is appropriate relative to its peer group. The Management Resources and Compensation Committee exercises independent judgment in assessing the CEO’s performance and applies stress testing of incentive plan designs to demonstrate pay for performance and alignment with shareholder interests. The compensation awarded to each of the NEOs is set out below1.

Donald Guloien, President and CEO

The Board of Directors assessed Mr. Guloien’s 2012 performance against his 2012 objectives as well as the following dimensions of leadership: strategic, people, operational and balance among stakeholders. The last category included decisions that balanced risk and return as well as short-term and long-term considerations.

Mr. Guloien has continued his transformative leadership of the Company through 2012. Moving simultaneously on numerous fronts, he has deepened and sharpened the strategic direction of the Company, championed the enterprise-wide initiatives on

[1]	Exchange rate methodology is set out in the exchange rates to the Summary Compensation Table on page 45. Exchange rates used for 2013 grants denominated in U.S. dollars was $1.0038 per U.S.$1.00.

Manulife Financial Corporation Proxy Circular	41

organizational design and leadership development, communicated effectively externally in support of appropriate global and domestic policy initiatives for accounting and regulations; and, struck a balance in his decisions between future growth and current risk reduction.

Compensation for 2012

In determining Mr. Guloien’s annual incentive for 2012, the Board assessed his performance against specific objectives that were agreed upon by the Board at the beginning of the year and considered the Company Performance Score. Based on a Company Performance Score capped for SEVPs and above at 91% and his annual incentive target of 200% of salary, Mr. Guloien received an annual incentive award of US$2,750,000 (Cdn$2,769,250).

Mr. Guloien’s base salary effective March 1, 2012 was US$1,100,000 (Cdn$1,099,978). He was awarded medium-term and long-term incentives of US$6,050,000 (Cdn$6,036,085) in February 2012, as disclosed in last year’s proxy circular. In 2012, the Board approved changes to Mr. Guloien’s pension arrangements. Effective May 7, 2012, as a result of reaching the cap under his defined benefit pension arrangements, Mr. Guloien started to participate in the Supplemental Defined Contribution Plan on the same basis, and subject to the same terms and conditions, as other eligible executives, except that the Company credits allocated to Mr. Guloien’s notional account are 15% of eligible earnings above the annual pensionable earnings threshold. Further details of Mr. Guloien’s compensation for 2012 are provided in the Summary Compensation Table on page 45.

Compensation for 2013

The Board has approved a base salary increase of US$100,000 for Mr. Guloien, effective March 1, 2013. This decision was made following a review of Mr. Guloien’s strong performance since becoming CEO in 2009 and moves the CEO’s compensation closer to, but still slightly below the median of Manulife’s peer group.

In reviewing Mr. Guloien’s 2013 medium-term and long-term incentive compensation, the Board considered the Company’s size and scope relative to the peer group as well as Mr. Guloien’s performance and potential for future contributions to creating long-term value for shareholders. In February 2013, the Board granted Mr. Guloien medium-term and long-term incentive awards valued at US$6,600,000 (Cdn$6,625,080), equivalent to his target award of 550% of salary. The grant value was split between PSUs of US$2,310,000 (Cdn$2,318,778), RSUs of US$1,650,000 (Cdn$1,656,270), and stock options of US$2,640,000 (Cdn$2,650,032).

Mr. Guloien’s resulting target total direct compensation (the sum of salary and the target value of short-term, medium-term and long-term incentive awards) for 2013 is slightly below the peer group median, and the percentage of his compensation at risk remains high.

Steve Roder, Senior Executive Vice President and Chief Financial Officer

On June 1, 2012, Steve Roder was appointed SEVP and CFO of Manulife Financial. As CFO, Mr. Roder is responsible for managing the financial affairs of the Company including Finance, Accounting, Capital, Valuation, Treasury, Controllers, Taxation, Investor Relations, Reinsurance and Financial Regulation. Mr. Roder is a member of the Company’s Executive Committee and Management Committee.

Mr. Roder is a change agent in our organization and is one of the executives responsible for promoting the Company’s Efficiency and Effectiveness Initiative. He has driven transformation in the finance function, including actuarial process reengineering, streamlining financial information and expense management. He has led improvements to our quarterly financial closing processes and disclosures and is committed to enhancing our investor relations. He has applied his deep knowledge of Asia to the Company and his extensive network has been beneficial to the Company. He has played a key role on various corporate development activities.

Based on the Company Performance Score capped for SEVPs and above at 91%, and in recognition of his performance in 2012, Mr. Roder received an annual incentive award of US$651,842 (Cdn$656,405), which has been pro-rated to account for Mr. Roder’s service in 2012. Mr. Roder’s base salary in 2012 was US$700,000 (Cdn$699,986). Upon his hire, he was awarded medium-term and long-term incentives of US$1,460,000 (Cdn$1,501,289) in June 2012. Based on Mr. Roder’s achievements in 2012, his strong leadership and his potential to contribute to the future success of the Company, the Board, on the recommendation of the CEO and the Management Resources and Compensation Committee, granted Mr. Roder equity awards valued at US$2,500,000 (Cdn$2,509,500) in February 2013. The grant value was split between PSUs of US$875,000 (Cdn$878,325), RSUs of US$625,000 (Cdn$627,375) and stock options of US$1,000,000 (Cdn$1,003,800). Mr. Roder’s salary will remain at US$700,000 in 2013.

Warren Thomson, Senior Executive Vice President and Chief Investment Officer

Mr. Thomson is responsible for managing the global investment operations which include the General Fund and Manulife Asset Management, the Company’s global asset management business. Under Mr. Thomson’s leadership, the Investment Division delivered strong performance for the $230 billion of General Fund assets as at December 31, 2012. This performance was evidenced by the Company’s excellent credit experience, and the continuing prudent origination of alternative long-duration assets. Mr. Thomson is a member of the Company’s Executive Committee and Management Committee.

Manulife Financial Corporation Proxy Circular	42

Investments played an important role in helping the Company achieve its 2014 equity market and interest rate hedging targets, two years ahead of schedule. Solid investment performance was also delivered by Manulife Asset Management with recognition evidenced by fund ratings and industry awards, as well as strong retail and institutional sales globally. Manulife Asset Management ended 2012 with $201 billion in assets under management.

Based on the Company Performance Score capped for SEVPs and above at 91%, and in recognition of his performance in 2012, Mr. Thomson received an annual incentive award of US$1,242,150 (Cdn$1,250,845). Based on Mr. Thomson’s achievements in 2012, his strong leadership and his potential to contribute to the future success of the Company, the Board, on the recommendation of the CEO and the Management Resources and Compensation Committee, granted Mr. Thomson equity awards valued at US$2,200,000 (Cdn$2,208,360) in February 2013. The grant value was split between PSUs of US$770,000 (Cdn$772,926), RSUs of US$550,000 (Cdn$552,090) and stock options of US$880,000 (Cdn$883,344). Mr. Thomson’s salary will increase to US$670,000 effective March 1, 2013.

Jean-Paul Bisnaire, Senior Executive Vice President, Corporate Development and General Counsel

During 2012, Mr. Bisnaire was responsible for overseeing the worldwide functions of: law; compliance; internal audit; industry, regulatory and government affairs; corporate development; information technology; and corporate secretary. He is the Chief Legal Counsel for the Company. Mr. Bisnaire is a member of the Company’s Executive Committee and Management Committee.

In 2012, Mr. Bisnaire advised on various capital initiatives was involved in overseeing several capital markets transactions and was Manulife’s key liaison with the Office of the Superintendent of Financial Institutions, the Ministry of Finance and other regulatory bodies. Mr. Bisnaire continued to advise on the formulation of Manulife’s position on International Financial Reporting Standards relating to the accounting for insurance liabilities and advised with respect to Manulife’s disclosures. He advised on the successful acquisition of Benesure Canada Inc. and on several other potential acquisitions and divestiture opportunities.

Based on the Company Performance Score capped for SEVPs and above at 91%, and in recognition of his performance in 2012, Mr. Bisnaire received an annual incentive award of US$739,375 (Cdn$744,551). Based on Mr. Bisnaire’s achievements in 2012, his strong leadership and his potential to contribute to the future success of the Company, the Board, on the recommendation of the CEO and the Management Resources and Compensation Committee, granted Mr. Bisnaire equity awards valued at US$1,800,000 (Cdn$1,806,840) in February 2013. The grant value was split between PSUs of US$630,000 (Cdn$632,394), RSUs of US$450,000 (Cdn$451,710) and stock options of US$720,000 (Cdn$722,736). Mr. Bisnaire’s salary will remain at US$650,000 in 2013.

Paul Rooney, Senior Executive Vice President, General Manager Canadian Division

During 2012, Mr. Rooney was responsible for leading all aspects of the Canadian Division operations. In addition to his Canadian Division leadership mandate, in 2012 Mr. Rooney was charged with leading the multi-year enterprise-wide Efficiency and Effectiveness Initiative with the goal of improving the efficiency and effectiveness of the Company’s operations. Mr. Rooney is a member of the Company’s Executive Committee and Management Committee.

Under Mr. Rooney’s leadership, the Canadian Division achieved solid growth in targeted, high margin/low capital businesses in 2012, with record sales as follows: Mutual Fund retail deposits, which exceeded $2 billion; Group Benefits, with sales of over $1 billion, an industry record; and Affinity Markets. The division strengthened its business franchise with two strategic, complementary acquisitions: Benesure Canada Inc. and Wellington West Financial Services Inc. The division continued to prudently manage its risk profile through product re-design, re-pricing and other measures. Individual Insurance and Manulife Investments demonstrated responsible market leadership through price increases to guaranteed products such as Universal Life and guaranteed minimum withdrawal benefit variable annuity products.

Based on the Company Performance Score capped for SEVPs and above at 91%, and in recognition of his performance in 2012, Mr. Rooney received an annual incentive award of $828,100. Based on Mr. Rooney’s achievements in 2012, his strong leadership and his potential to contribute to the future success of the Company, the Board, on the recommendation of the CEO and the Management Resources and Compensation Committee, granted Mr. Rooney equity awards valued at US$2,300,000 (Cdn$2,308,740) in February 2013. The grant value was split between PSUs of US$805,000 (Cdn$808,059), RSUs of US$575,000 (Cdn$577,185) and stock options of US$920,000 (Cdn$923,496).

Effective January 1, 2013, Mr. Rooney was appointed Senior Executive Vice President and Chief Operating Officer. In this position, he is responsible for overseeing areas critical to the Company’s global operations, including Corporate Strategy, Corporate Development, Capital Solutions, Human Resources, Branding & Communications, Information Services, Procurement and Global Resourcing. Mr. Rooney’s salary was increased to US$700,000 effective January 1, 2013 in recognition of his strong performance and appointment to Senior Executive Vice President and Chief Operating Officer.

Manulife Financial Corporation Proxy Circular	43

NEO Share Ownership as at March 1, 2013

The share ownership holdings of the NEOs as at March 1, 2013 were as follows:

NEO	Level	Required Ownership as Multiple of Base Salary	Total DSUs, RSUs, PSUs and Personal Shareholdings	Share Ownership as Multiple of Base Salary[1]
Donald Guloien	President and CEO	7.0	$15,542,243	12.6
Steve Roder[2]	Senior Executive Vice President	4.0	$2,544,309	3.5
Warren Thomson	Senior Executive Vice President	4.0	$4,815,065	7.0
Jean-Paul Bisnaire	Senior Executive Vice President	4.0	$4,529,910	6.8
Paul Rooney	Senior Executive Vice President	4.0	$4,228,092	5.9

[1]

For purposes of determining compliance with the share ownership guidelines, the salary of each NEO has been converted to Canadian dollars as of March 1, 2013 using an exchange rate of US$1.00 = Cdn$1.0285. Each NEO’s total holdings multiple was calculated based on the higher of the grant price or the closing price of the Common Shares on the TSX on March 1, 2013.

[2]	Mr. Roder joined Manulife in June 2012 and has 5 years to meet his share ownership requirement.

Manulife Financial Corporation Proxy Circular	44

Summary Compensation Table

The following table summarizes compensation awarded to the NEOs during 2012 and the two prior calendar years, in Canadian dollars unless otherwise noted. As compensation for several executives is established in US dollars, the amounts noted below, which were converted to Canadian dollars, vary from year to year because of exchange rate fluctuations.

Name and Principal Position	Year	Salary[1]	Share-Based Awards[2]	Option-Based Awards[3]	Non-Equity Incentive Plan Compensation	Pension Value[5]		All Other Compensation[6]	Total Compensation
Annual Incentive Plans[4]
		($)	($)	($)	($)	($)		($)	($)
Donald Guloien President and CEO	2012 2011 2010	1,083,130 986,550 1,031,821	3,018,043 2,711,280 3,078,620	3,018,043 2,711,280 3,078,620	2,769,250 1,584,435 1,483,050	455,400 568,300 516,000		101,836 103,307 103,235	10,445,702 8,665,152 9,291,346
Steve Roder[7] Senior Executive Vice President and Chief Financial Officer	2012	435,805	750,644	750,644	656,405	37,400		39,454	2,670,352
Warren Thomson Senior Executive Vice President and Chief Investment Officer	2012 2011 2010	649,986 641,257 670,684	1,097,470 887,328 939,240	1,097,470 887,328 939,240	1,250,845 549,271 433,792	115,400 103,000 122,600		64,636 66,112 79,374	4,275,807 3,134,296 3,184,930
Jean-Paul Bisnaire Senior Executive Vice President, Corporate Development and General Counsel	2012 2011 2010	649,986 641,257 661,947	1,396,780 838,032 887,060	897,930 838,032 887,060	744,551 480,612 385,593	104,500 94,400 101,200		67,172 68,693 68,571	3,860,919 2,961,026 2,991,431
Paul Rooney Senior Executive Vice President, Canadian Division	2012 2011 2010	646,667 625,000 575,000	1,000,000 900,000 800,000	1,000,000 900,000 800,000	828,100 534,240 405,000	206,300 354,200 538,100	[9] [9]	58,381 58,307 58,068	3,739,448 3,371,747 3,176,168

Michael Bell[8] Former Senior Executive Vice President and Chief Financial Officer	2012 2011 2010	374,056 690,585 722,275	0 1,478,880 834,880	0 1,478,880 834,880	358,540 499,097 519,068	121,700 112,700 135,300		1,508,978 835,696 69,682	2,363,274 5,095,838 3,116,084

[1]

Salary paid to Messrs. Guloien, Roder, Thomson, Bisnaire and Bell is established in U.S. dollars but paid in Canadian dollars, converted on a semi-monthly basis using the Bank of Canada noon rate of exchange on the previous pay date.

[2]

Amounts shown represent the dollar value used to determine the number of units awarded to the NEO. The number of units awarded was determined by dividing the dollar value by the grant date fair value of each unit. The grant date fair value of each unit was the price of a Common Share on the TSX which was the higher of the closing price on the trading day preceding the grant date and the average closing price for the five trading days preceding the grant date. The grant date fair value factors in the value of dividends credited to units. Amounts shown for 2012 represent PSUs and RSUs awarded to NEOs on February 21, 2012 based on a Common Share price of $12.64 calculated as described above. RSUs granted to Mr. Roder are based on a Common Shares price of $11.232. The vesting of the PSUs is dependent upon the achievement of established performance conditions. Awards established in U.S. dollars were converted to Canadian dollars at an exchange rate of $0.9977 per US$1.00 with the exception of Mr. Roder, whose award was converted to Canadian dollars at an exchange rate of $1.02828 per US$1.00.

[3]

Amounts shown represent the dollar value used to determine the number of stock options awarded to the NEO. For option-based awards, the number of stock options awarded was determined for the years indicated using the following exercise prices and fair value factors: February 2012: $12.64 and 25.6%; June 2012: $11.232 and 25.6%; February 2011: $18.91 and 25.6%; February 2010: $19.48 and 25.6%. For the 2012 grant, the Management Resources and Compensation Committee elected to leave the fair value factor unchanged from 2011 at 25.6%, instead of using the factor used for determining fair value in the Company’s consolidated financial statement (“Accounting Fair Value”). Keeping the factor unchanged resulted in fewer options being granted to NEOs. The Black-Scholes factor for 2012 used for determining Accounting Fair Value was calculated using the following variables: (a) expected life of the options 6.7 years; (b) expected volatility of the Common Share price of 32.5%; (c) risk-free interest rate of 1.5%; and (d) expected dividend yield of the Common Shares of 3.6%. The Accounting Fair Value for stock options is lower than the value shown in the Summary Compensation Table by an amount of $424,416 for Mr. Guloien, $105,559 for Mr. Roder, $154,333 for Mr. Thomson, $126,273 for Mr. Bisnaire and $140,625 for Mr. Rooney.

[4]

Annual incentive amounts are paid in cash in the year following the fiscal year in which they were earned. 2012 annual incentive amounts for Messrs. Guloien, Roder, Thomson and Bisnaire were converted to Canadian dollars from U.S. dollars at an exchange rate of $1.007 per US$1.00. 2012 annual incentive for Mr. Bell was converted to Canadian dollars from U.S. dollars at an exchange rate of $1.0244 per US$1.00.

[5]

Pension Value amounts for 2012 are the sum of the amounts shown under the 2012 Compensatory column of the Pension Tables on pages 53 and 54 for each NEO and reflect the change in Mr. Guloien’s pension arrangements as of May 7, 2012.

[6]

All Other Compensation for 2012 includes the Canadian Executive Flexible Spending Account (“EFSA”) allowance paid to each of Messrs. Guloien, Roder, Thomson, Bisnaire, Rooney and Bell of $100,000, $32,033, $55,000, $64,336, $55,000 and $22,379 respectively.

[7]	Mr. Roder commenced employment as the SEVP and CFO of Manulife Financial on June 1, 2012.
[8]

Mr. Bell left Manulife effective June 30, 2012 and received (i) US$700,000 (Cdn$713,370) paid in June 2012 and (ii) US$700,000 (Cdn$690,200) paid in December 2012. These amounts have been included in the All Other Compensation column. For further details, please see the “Amended Employment Agreement for Former Chief Financial Officer, Mr. Bell” section on page 58. Mr. Bell also received $33,415 in tax consulting services and a travel allowance of $48,696 for his reasonable commuting expenses related to travel between his home in Philadelphia, Pennsylvania and the Company’s head office in Toronto, Canada including airfare and other related expenses.

[9]	Mr. Rooney’s Pension Value for 2010 and 2011 includes a compensatory amount related to past service due to the higher than assumed increase in his pensionable earnings.

Manulife Financial Corporation Proxy Circular	45

Outstanding Share-Based Awards and Option-Based Awards

Name	Grant Date	Option-Based Awards[1]				Share-Based Awards[1]
		Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options ($)[2]	Type of Share-Based Award	Number of Shares or Units of Shares That Have Not Vested (#)[3]	Market or Payout Value of Share Awards That Have Not Vested ($)[4]	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)[5]
Donald Guloien	February 25, 2003	96,000	$18.18	February 25, 2013	$0
	February 11, 2004	128,000	$24.03	February 11, 2014	$0
	February 15, 2005	128,286	$29.01	February 15, 2015	$0
	February 15, 2006	135,208	$36.98	February 15, 2016	$0
	February 16, 2007	139,884	$40.38	February 16, 2017	$0
	February 20, 2008	202,945	$37.71	February 20, 2018	$0
	February 18, 2009	507,629	$15.67	February 18, 2019	$0
	May 18, 2009	389,889	$21.95	May 18, 2019	$0
	February 23, 2010	617,344	$19.48	February 23, 2020	$0
	February 22, 2011	560,071	$18.91	February 22, 2021	$0	PSU	116,472	$1,573,540
						RSU	38,824	$524,518
	February 21, 2012	932,701	$12.64	February 21, 2022	$811,450	PSU	124,409	$1,680,766
						RSU	124,409	$1,680,766
						DSU			$2,528,237
Steve Roder	June 1, 2012	261,058	$11.23	June 1, 2022	$594,690	RSU	68,195	$921,311
Warren Thomson	February 25, 2003	15,000	$18.18	February 25, 2013	$0
	February 11, 2004	36,000	$24.03	February 11, 2014	$0
	February 15, 2005	42,094	$29.01	February 15, 2015	$0
	February 15, 2006	41,150	$36.98	February 15, 2016	$0
	February 16, 2007	44,038	$40.38	February 16, 2017	$0
	February 20, 2008	58,854	$37.71	February 20, 2018	$0
	February 18, 2009	255,948	$15.67	February 18, 2019	$0
	May 18, 2009	24,202	$21.95	May 18, 2019	$0
	February 23, 2010	188,342	$19.48	February 23, 2020	$0
	February 22, 2011	183,296	$18.91	February 22, 2021	$0	PSU	38,118	$514,977
						RSU	12,706	$171,659
	February 21, 2012	339,164	$12.64	February 21, 2022	$295,073	PSU	45,240	$611,186
						RSU	45,240	$611,186
						DSU			$199,804
Jean-Paul Bisnaire	July 5, 2004	77,160	$27.03	July 4, 2014	$0
	February 15, 2005	64,142	$29.01	February 15, 2015	$0
	February 15, 2006	58,786	$36.98	February 15, 2016	$0
	February 16, 2007	62,171	$40.38	February 16, 2017	$0
	February 20, 2008	87,943	$37.71	February 20, 2018	$0
	February 18, 2009	217,555	$15.67	February 18, 2019	$0
	May 18, 2009	36,303	$21.95	May 18, 2019	$0
	February 23, 2010	177,879	$19.48	February 23, 2020	$0
	February 22, 2011	173,113	$18.91	February 22, 2021	$0	PSU	36,001	$486,370
						RSU	12,000	$162,118
	February 21, 2012	277,498	$12.64	February 21, 2022	$241,423	PSU	37,014	$500,065
						RSU	78,141	$1,055,684
						DSU			$261,691
Paul Rooney	February 25, 2003	38,000	$18.18	February 25, 2013	$0
	February 11, 2004	44,000	$24.03	February 11, 2014	$0
	February 15, 2005	37,442	$29.01	February 15, 2015	$0
	February 15, 2006	38,504	$36.98	February 15, 2016	$0
	February 16, 2007	41,447	$40.38	February 16, 2017	$0
	February 20, 2008	67,648	$37.71	February 20, 2018	$0
	February 18, 2009	159,541	$15.67	February 18, 2019	$0
	May 18, 2009	41,416	$21.95	May 18, 2019	$0
	February 23, 2010	160,421	$19.48	February 23, 2020	$0
	February 22, 2011	185,914	$18.91	February 22, 2021	$0	PSU	38,662	$522,323
						RSU	12,887	$174,103
	February 21, 2012	309,039	$12.64	February 21, 2022	$268,864	PSU	41,221	$556,900
						RSU	41,221	$556,900
						DSU			$513,029
Michael Bell	nil					nil

[1]	Stock options exercised or that have expired and RSUs and PSUs that paid out prior to December 31, 2012 are excluded.
[2]

The value of unexercised in-the-money stock options is at December 31, 2012 and is equal to the difference between the exercise price of the stock options and the closing price of Common Shares on the TSX on December 31, 2012, which was $13.51 per Common Share. The value of in-the-money stock options is zero in instances when the exercise price is higher than the closing price of Common Shares on the TSX on December 31, 2012.

[3]	The number of PSUs that have not vested is based on a performance factor of 100%. RSUs do not have a performance factor.
[4]	The market or payout value of PSUs and RSUs that have not vested is based on the closing price of Common Shares on the TSX on December 31, 2012, which was $13.51 per Common Share.
[5]

The market or payout value of DSUs that are payable after the executive leaves the Company is based on the closing price of Common Shares on the TSX on December 31, 2012, which was $13.51 per Common Share. See described in further detail under “Additional Disclosure” on page 48.

Manulife Financial Corporation Proxy Circular	46

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based Awards		Share-Based Awards - Value Vested During the Year ($)[3]	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)[4]
	Value Vested During the Year ($)[1]	Value Received During the Year ($)[2]
Donald Guloien	$0	$0	$1,283,277	$2,769,250
Steve Roder	$0	$0	$0	$656,405
Warren Thomson	$0	$0	$391,498	$1,250,845
Jean-Paul Bisnaire	$0	$0	$369,758	$744,551
Paul Rooney	$0	$0	$333,458	$828,100
Michael Bell	$0	$0	$0	$358,540

[1]

The total value of stock options that vested during 2012. The value is equal to the difference between the exercise price of the options and the closing price of Common Shares on the TSX on the vesting date.

[2]	There were no stock options exercised and no stock option gains realized during 2012 by any NEO.
[3]	The total value includes the final portion of RSUs and PSUs granted in 2010 that vested and paid out in 2012 as described under “2012 Medium-Term Incentive Plan Results” on page 41.
[4]	The total value of annual cash incentive awards for 2012. Annual incentive awards are also reported in the “Summary Compensation Table” above.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in Common Shares from December 31, 2007 to December 31, 2012 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Composite Financials Index over the same time period. While the stock has not performed as well as the indices, this has been reflected in the realized compensation of Manulife’s executives as shown in the Compensation Received and Change in Equity Value graph below.

Performance Graph

Manulife Financial Corporation Proxy Circular	47

The following graph compares the compensation received and change in equity value for NEOs over the last 5 years to the total shareholder return and demonstrates the strong relationship between compensation and share performance.

Compensation Received and Change in Equity Value

	2008	2009	2010	2011	2012
Compensation Received and Change in Equity Value[1] for NEOs[2]	($175M)[4]	$21M	$7M	$4M	$23M
Total Shareholder Return[3]	(47%)	(3%)	(8%)	(34%)	30%

1	Compensation received and change in equity value for NEOs is the sum of:
•	Cash compensation received by the NEOs for a given year, including salary, annual incentive earned, RSU and PSU payouts upon vesting and gains realized from option exercises, and
•

The change between the value of outstanding RSUs, PSUs, stock options and DSUs held by NEOs on December 31 of the year and the value of outstanding RSUs, PSUs, stock options and DSUs held by NEOs on December 31 of the previous year.

2	The NEOs in each of the last five years were:
•	2012: Messrs. Guloien, Roder, Thomson, Bisnaire, Rooney and Bell;
•	2011: Messrs. Guloien, Bell, Rooney, Thomson and Boyle;
•	2010: Messrs. Guloien, Bell, Boyle, Thomson and Bisnaire;
•	2009: Messrs. Guloien, Bell, DesPrez, Boyle and Thomson; and
•	2008: Messrs. D’Alessandro, Rubenovitch, Guloien, DesPrez and Boyle.
3

Total shareholder return is the difference between the total cumulative shareholder return for Manulife, as reported in the Performance Graph above, on December 31 of the year and on December 31 of the previous year, expressed as a percentage. Total shareholder return reflects the gain (or loss) by shareholders during a given year, inclusive of any dividends received.

4	The year-over-year decrease in the value of outstanding RSUs, PSUs, stock options and DSUs held by NEOs at the end of 2008 was greater than the cash compensation received by NEOs for that year.

Additional Disclosure

Medium-Term Incentive

Under Manulife’s Restricted Share Unit Plan, both RSUs and PSUs may be granted. RSUs and PSUs vest within 3 years and are paid at the end of the award term based on the Common Share price. PSUs are also subject to performance conditions that are approved by the Board. RSUs and PSUs are credited with additional units when dividends are paid on Common Shares. The Company does not issue any Common Shares in connection with RSUs and PSUs.

The 2011 and 2012 PSUs are subject to the following performance conditions over the applicable performance period:

•

Net income attributed to shareholders (25% weighting) – Net income attributed to shareholders is tied to Manulife’s strategic plan and therefore maintains clear alignment between senior management and shareholder interests.

•

ROE (25% weighting) – ROE represents the net income available to common shareholders as a percentage of the capital deployed to earn the income. ROE is a key performance metric not only of profitability, but also of how effectively the Company manages shareholders’ capital.

•

MCCSR ratio (50% weighting) – The MCCSR ratio is a regulatory ratio used by OSFI to evaluate the financial strength of an insurer and, in particular, its ability to meet its obligations to policyholders. Initiatives to increase the level of this ratio tend to have an offsetting impact on corresponding financial measures such as the ROE.

The PSUs granted in 2012 are subject to three distinct performance periods consistent with the established 2012 to 2015 Strategic Plan. The minimum payout for PSUs is zero and the maximum payout is 150% of the number of units vesting. The Board has the discretion to adjust PSU payouts up or down depending on the Company’s progress towards achieving its risk reduction targets.

Manulife Financial Corporation Proxy Circular	48

Stock Options

Stock options are awarded in February of each year and allow participants to purchase Common Shares at a specified exercise price within a specified maximum exercise period of 10 years.

•	Stock options typically vest 25% per year over 4 years.
•

Exercise price is equal to the higher of the closing price of Common Shares on the TSX on the last trading day before the date of grant and the average closing price for the five trading days before the grant date.

•	Value on exercise is based on the difference between the exercise price at time of grant and the Common Share price at time of exercise.
•

Stock options are not granted when the Company’s reporting insiders are prohibited from trading, which is commonly referred to as a “blackout period”. Annual stock option awards are normally granted following the end of the blackout period after the annual financial results are announced.

•	The Company does not engage in stock option back-dating.
•	Stock options can be granted to select new executives at time of hire. If the hire date falls within a blackout period, the grant is delayed until after the end of the blackout period.

The Executive Stock Option Plan (“ESOP”) was approved by shareholders at the 2000 Annual and Special Meeting. Stock options, DSUs, share appreciation rights, restricted shares and performance awards can be granted under the ESOP. No amendment may be made to the ESOP without the approval of the Company’s shareholders.

Deferred Share Units (Cash Settled)

DSUs entitle holders to receive cash equal to the market value of the same number of Common Shares when the DSUs are paid out.

•

In 2012, executives in Canada and the U.S. were provided the opportunity to elect to exchange all or a portion of their annual incentive payment, RSUs or PSUs, into DSUs, subject to local tax rules and rulings.

•	DSUs may also be granted to select new hires.
•	DSUs assist executives in meeting the Company’s executive share ownership guidelines.
•	DSUs are credited with additional units when dividends are paid on Common Shares.
•	DSUs cannot be redeemed until an executive leaves the Company and are only transferable upon death.

In addition, eligible U.S. executives are entitled to participate in a program that allows them to defer up to 90% of base salary, as well as any annual incentive or vested RSUs into a deferred compensation account. Deferred amounts are adjusted as though the funds had been invested in one or more investment options as designated by the Company and selected by the participant. The participant may elect to receive the total amount of their deferred compensation account in a lump sum or in annual installments at the participant’s choosing, provided the minimum deferral period is at least three years.

Total Stock Options and DSUs Outstanding

The maximum number of Common Shares issuable under the ESOP is 73,600,000, representing 4.0% of Common Shares outstanding as at March 12, 2013. A total of 18,791,685 Common Shares have been issued in respect of stock options and DSUs under the ESOP, representing 1.0% of Common Shares outstanding as at March 12, 2013. The maximum number of Common Shares that may be issued within one year or issuable at any time under the ESOP together with all other share based compensation arrangements to any one participant, or to insiders in aggregate, cannot exceed 5% and 10%, respectively, of the outstanding Common Shares.

The total number of stock options, share-settled DSUs outstanding and securities available for future grant under the ESOP, the Directors Equity Incentive Plan and the Stock Plan for Non-Employee Directors as of December 31, 2012 was:

Plan	Stock Options/DSUs Outstanding		Securities Available for Future Issuance
	Number	As a % of Diluted Common Shares	Number	As a % of Diluted Common Shares
Stock Options	32,147,614	1.70%	21,749,598	1.15%
DSUs	1,472,245	0.08%
Directors Equity Incentive Plan	0	0.00%
Stock Plan for Non-Employee Directors	618,339	0.03%
Total	34,238,198	1.81%	21,749,598	1.15%

Overhang, Dilution and Burn Rates

Overhang, dilution and burn rates for the past three years are as follows:

	2012	2011	2010
Overhang[1]	2.97%	3.03%	3.09%
Dilution[2]	1.81%	2.01%	2.06%
Burn Rate[3]	0.35%	0.22%	0.33%

[1]

Overhang is defined as the total number of Common Shares reserved for issuance to employees and directors, less the number of stock options and share-settled DSUs redeemed, expressed as a percentage of the total number of Common Shares outstanding as at December 31 of each year on a diluted basis.

[2]

Dilution is defined as the total number of stock options and share-settled DSUs outstanding, expressed as a percentage of the total number of Common Shares outstanding as at December 31 of each year on a diluted basis.

[3]

Burn rate is defined as the number of stock options and share-settled DSUs granted annually, expressed as a percentage of the total number of Common Shares outstanding as at December 31 of each year on a diluted basis.

Manulife Financial Corporation Proxy Circular	49

Cost of Management Ratio

The following table shows the aggregate cost of NEO total compensation in 2010, 2011 and 2012 as a percentage of the Company’s net income attributed to shareholders:

Year	NEO Total Compensation ($ thousands)	Net Income Attributed to Shareholders[1] ($ thousands)	NEO Total Compensation as a Percentage of Net Income Attributed to Shareholders
2012	27,355	1,736,000	1.58%
2011	23,260	129,000	18.03%[2]
2010	21,671	(391,000)	(5.54%)[3]

[1]	The results for 2010 were calculated in accordance with Canadian GAAP prior to the adoption of IFRS.
[2]	Based on net income excluding the direct impact of equity markets and interest rates of $1,193,000, the percentage would have been 1.95%.
[3]	Due to the net loss in 2010, NEO compensation as a percent of net income attributed to shareholders does not provide a useful comparison.

Note:	The NEOs in each of the last three years were:
•	2012: Messrs. Guloien, Roder, Thomson, Bisnaire, Rooney and Bell
•	2011: Messrs. Guloien, Bell, Rooney, Thomson and Boyle
•	2010: Messrs. Guloien, Bell, Boyle, Thomson and Bisnaire

Disclosure Under FSB Principles and Basel Commission for Banking Supervision Pillar 3 Requirements

The Report of the Management Resources and Compensation Committee on page 27 discloses the composition and mandate of the Management Resources and Compensation Committee. In addition, the decision-making process used to determine the Company-wide compensation program and the most important design characteristics of our compensation program are set out in the Executive Compensation section of the Proxy Circular.

The tables below provide aggregate information on compensation in respect of 2012 for employees whose actions have a material impact on the Company’s risk exposure (“Material Employees”). Material Employees include all executives who were members of the Company’s Executive Committee during the year.

Compensation Awarded in Respect of 20121

Number of Material Employees	Total Compensation ($ thousands)	Fixed Compensation ($ thousands)	Variable Compensation[2] ($ thousands)		Non-Deferred Compensation ($ thousands)	Deferred Variable Compensation[3] ($ thousands)	Sign-on Payments[4] ($ thousands)	Severance Payments[5] ($ thousands)
14	44,909	9,114	AIP	10,678	20,770	22,560	0	1,579
			Special Awards	978
			RSUs	6,813
			PSUs	4,717
			Stock Options	11,030

			Total:	34,216

[1]

Compensation awarded in US$ was converted to Canadian dollars at an exchange rate equal to the semi-monthly Bank of Canada noon rate of exchange on the previous pay date for Fixed Compensation, $1.007 per US$1.00 for AIP, and $0.9977, $0.9884 or $1.02828 per US$1.00 for all other variable compensation.

[2]	Represents the total of AIP and grant values of RSUs, PSUs and stock options. All Material Employees received incentive awards in 2012.
[3]	Represents the total grant values of RSUs, PSUs and stock options.
[4]

Manulife did not provide sign-on bonuses to members of the Executive Committee in 2012. For one executive, the AIP bonus for 2012 was guaranteed to be not less than the pro-rated target. Under Manulife’s policy, awards of deferred cash payment or equity grants can be made to new hires to replace compensation that would be payable by the executive’s former employer, but that would be forfeited following termination.

[5]	Severance payments were made to two Material Employees in 2012.

Deferred Compensation Outstanding

Number of Material Employees	RSUs/PSUs/DSUs[1]		Stock Options[2]		Total Value Of Deferred Compensation Outstanding at Year End ($ thousands)	Deferred Compensation Paid Out in the Fiscal Year[3] ($ thousands)	Value of Deferred Compensation Granted in 2012 ($ thousands)	Implicit Change in Deferred Compensation Value[4] ($ thousands)
	Outstanding Vested ($ thousands)	Outstanding Unvested ($ thousands)	Outstanding Vested ($ thousands)	Outstanding Unvested ($ thousands)
14	6,934	18,218	0	3,235	28,387	4,058	11,530	4,700

[1]	The values for RSUs, PSUs and DSUs are based on the closing price of Common Shares on the TSX on December 31, 2012, which was $13.51 per Common Share.
[2]

The value for vested and unvested unexercised in-the-money stock options is equal to the difference between the exercise price of the stock options and the closing price of Common Shares on the TSX on December 31, 2012, which was $13.51 per Common Share.

[3]

Represents the total value of RSUs and PSUs vested and paid out and any gains from stock options exercised in 2012. In 2012, no explicit adjustments (eg. malus, clawbacks or similar reversals or downward revaluations of awards) of deferred compensation or payouts were made.

[4]

The Implicit Change in Deferred Compensation Value represents the increase (or decrease) in value of the Deferred Compensation which is attributable to the change in the share price and performance vesting conditions, as applicable.

Manulife Financial Corporation Proxy Circular	50

Alignment with FSB Principles for Sound Compensation Practices

Manulife is committed to ensuring its compensation program is aligned to the FSB Principles for Sound Compensation Practices and other governance practices related to compensation. The following chart outlines each FSB Principle as well as comments demonstrating Manulife’s alignment with that Principle.

Principle	Alignment	Comments
1. The firm’s board of directors must actively oversee the compensation system’s design and operation.	Fully Aligned

•     Manulife’s Management Resources and Compensation Committee is mandated to assist the Board of Directors in overseeing Manulife’s global human resources strategy, policies and programs and includes a special focus on compensation. All members of the Management Resources and Compensation Committee must be independent.

•     The Management Resources and Compensation Committee reviews and approves the compensation design for all executives including target compensation, performance metrics, financial targets and compensation mix.

2. The firm’s board of directors must monitor and review the compensation system to ensure the system operates as intended.	Fully Aligned

•     The Management Resources and Compensation Committee reviews and approves compensation outcomes for all Executive Committee members including salaries, annual incentive payouts and mid-term and long-term incentive grants and payouts.

•     The Management Resources and Compensation Committee regularly reviews pay for performance analyses prepared by management and reviewed by its independent advisor to ensure compensation received by Manulife’s senior executives is appropriate relative to its performance, its peers and its intended design.

3.    Staff engaged in financial and risk control must be independent, have appropriate authority, and be compensated in a manner that is independent of the business areas they oversee and commensurate with their key role in the firm.

Fully Aligned

•     Manulife’s Chief Actuary and Chief Risk Officer are members of the Executive Committee and have direct access to the Board and its Committees. The mix of compensation for these executives differs from that of other Manulife executives to reflect the fact that their incentives are not contingent on the Company’s financial results. Their annual incentive is based solely on performance against personal objectives and they do not receive PSUs as part of their medium-term incentives.

•     As of 2013, senior executives who primarily provide oversight will have no compensation tied directly to the business units they oversee. For example, divisional oversight heads are compensated under the Corporate incentive plan.

•     Senior executives in divisions who primarily provide oversight have dual reporting lines to the division head and the corporate control function head. The corporate control function head has final say over goal setting, performance and compensation for these employees.

4. Compensation must be adjusted for all types of risk.	Fully Aligned

•     The Chief Risk Officer attends Management Resources and Compensation Committee meetings at which compensation design recommendations are reviewed and approved.

•     The balanced scorecard approach used in the Annual Incentive Plan contains specific risk measures within the Operating Targets and Strategic Initiatives components of the Plan.

•     On an individual level, results can be adjusted up or down based on overriding criteria, including the evidence of a compliance breach and signals from compliance, audit or risk. The Board has the ability to adjust total incentive compensation up or down for any extraordinary events which would otherwise produce compensation results that are unreasonable, unrepresentative or otherwise inappropriate. The Board also has discretion to adjust PSU payouts up or down depending on the Company’s progress towards achieving its risk reduction targets.

5. Compensation outcomes must be symmetric with risk outcomes.	Fully Aligned

•     Manulife’s compensation philosophy is “pay for performance”. Under this philosophy, incentive compensation will be paid out above target in years where Company performance is strong. In years where Company performance is not strong, incentives will either not pay out or will be significantly reduced.

•     The Company Performance Score used in the Annual Incentive Plan provides a direct link between the overall size of the bonus pool and the performance of the Company and its divisions. This Company Performance Score can range from 0% to 200% of target for Annual Incentive Plan participants.

•     Performance goals are also established to generate symmetric compensation, such that, for a similar probability of occurrence, the upside impact on total compensation of high performance scenarios is similar or lower than the potential downside impact of low performance scenarios.

•     Manulife considers specific compensation risk criteria when considering changes to its compensation program. There are also many controls included in the compensation program (and described throughout this document) which provide management, the Management Resources and Compensation Committee and the Board with the discretion needed to ensure compensation outcomes are aligned with the Company’s Risk Appetite.

6. Compensation payout schedules must be sensitive to the time horizon of risks.	Fully Aligned

•     Manulife’s compensation program contains a mix of salary, annual, mid-term and long-term incentives. The Annual Incentive Plan is intended to reward for achievement of annual objectives while mid-term and long-term incentives provide the executive with opportunities to realize rewards over a 3 to 10 year timeframe. Manulife’s compensation plan delivers payments over the short and longer term to reflect the fact that business risks are realized over both the short and long term.

•     Manulife executives are subject to a clawback policy, effective January 1, 2012, which gives the Board discretion to cancel an executive’s unvested incentive awards and/or clawback the executive’s vested and/or paid incentive awards in the event of the executive’s fraud, theft, embezzlement or serious misconduct.

7. The mix of cash, equity and other forms of compensation must be consistent with risk alignment.	Fully Aligned

•     Executives who have the greatest ability to influence risk have, by design, a significant proportion of total compensation delivered in the form of mid-term and long-term incentives. Executives have 50% or more of their target total direct compensation “at risk” in the form of annual, mid-term and long-term incentives.

•     The compensation mix is reviewed annually to ensure a compensation horizon that is appropriately balanced as well as to confirm appropriate alignment with Manulife’s business strategy and risk appetite.

Manulife Financial Corporation Proxy Circular	51

2013 Compensation Program Highlights

Manulife reviews its compensation program regularly to ensure it remains competitive, and is aligned with the long-term interests of the Company, its shareholders, regulators and employees. Based on the current review, the compensation program remains largely unchanged for 2013 relative to 2012.

Minimizing existing risks and reducing potential risk exposures remains a top priority for the Board and management. For 2013, risk management objectives will continue to be explicitly factored into the calculation of the Operating Targets and Strategic Initiatives components of the balanced scorecard. At the end of the year, the Board will assess progress made against the targets and may adjust payouts under the short-term or medium-term incentive plans up or down to reflect progress.

Under the AIP, the Company Performance Score for Senior Executives will continue to be capped if the net income attributed to shareholders is below the target, resulting in a reduced score. The Board has the discretion, but not the obligation, to adjust for extraordinary events which would otherwise produce compensation results that are unreasonable, unrepresentative or otherwise inappropriate in terms of rewarding executives and employees for actions taken and results produced during the period in question.

For PSUs, the MCCSR ratio target will continue to be used (weighted at 34%) to reinforce the focus on risk management and capital management, along with the two financial metrics of net income attributed to shareholders and ROE (each weighted at 33%). The Board has discretion to adjust the PSU payouts up or down depending on the Company’s progress towards achieving its risk reduction targets. The 2013 PSUs are subject to three distinct performance periods.

The equity mix for executives will change in 2013 for Senior Vice Presidents and above by reducing the proportion of stock options and redistributing into PSUs and RSUs. Named Executive Officers and other Senior Executive Vice Presidents will have a mix of 25% RSUs, 35% PSUs and 40% stock options to be consistent with the executives of our peer companies. The following table summarizes the changes in the 2013 equity mix:

Executive Level	2012 Equity Mix			2013 Equity Mix
	RSUs	PSUs	Options	RSUs	PSUs	Options
Chief Executive Officer, Senior Executive Vice President	25%	25%	50%	25%	35%	40%
Executive Vice President	25%	25%	50%	35%	35%	30%
Senior Vice President	52.5%	17.5%	30%	60%	20%	20%

Talent and Succession Planning

The Company has a comprehensive integrated talent and succession planning process applicable to all executives. The Company’s objective is to have high performing individuals in critical roles across the Company and to ensure there is solid, talented bench strength to fill these roles in the future. Manulife believes in the importance of accelerated career development of high potential and high performing employees through meaningful and varied work experiences, cross-divisional/global mobility and formal development. Talent priorities are:

•	The acquisition and retention of early career, high potential talent;
•	The selective external hiring of seasoned, exceptional executives;
•	The implementation of an organization re-design to increase spans of management control and improve development opportunities for high potential talent;
•	The early identification and assessment of high performers and focused development of those with potential;
•	Maintaining and monitoring engagement, driving high performance and retention; and
•	Significant differentiation of compensation for high performing and high potential employees.

Manulife’s succession strategy is a blend of promotion from within and external sourcing for key positions, where appropriate. This strategy ensures smooth and timely transition at senior levels, minimizes disruptions caused by leadership change, maintains consistency in business strategy and practices, and at the same time allows for different perspectives and fresh thinking from outside the Company. Deriving the majority of succession placements from internally developed candidates assists in retaining high potential executives.

Management also focuses attention on executives below this level to ensure there is a well-trained, high-performing pool of executives with a broad range of business and functional experience and who contribute to a common culture and values for building a sustainable, high performing Company.

The Management Resources and Compensation Committee meets annually to review the depth of the talent pool and, in camera with the CEO, to review the succession capacity for critical roles in the Company. The committee also reviews the succession plan for all Senior Executives, including the CEO.

The succession process for the CEO has historically been governed by the Corporate Governance and Nominating Committee. Starting in 2011, this became the responsibility of the Management Resources and Compensation Committee. See the Report of the Management Resources and Compensation Committee on page 27 and the Statement of Corporate Governance Practices on page 62 for further details on the succession process for the CEO and executives.

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Pension Plans

The Company has long recognized the financial exposure associated with traditional defined benefit pension plans and, as such, has been closing these plans to new members and replacing them with capital accumulation-type retirement plans.

Capital accumulation plans include cash balance, 401(k) and defined contribution plans under which the Company’s favoured approach is to allocate a fixed percentage of each employee’s pensionable earnings taking median market practice into account. To the extent that pension benefits delivered through registered (or tax qualified) arrangements limit the benefit that would otherwise be provided to executives, the Company may sponsor supplemental arrangements, which are for the most part unfunded. Executives entitled to supplemental arrangements must comply with non-solicit and, at the most senior levels, non-compete provisions to receive full payment of their supplemental retirement benefits.

Messrs. Guloien and Rooney participate in the registered and supplemental defined benefit pension arrangements in Canada while Messrs. Roder, Thomson, Bisnaire and Bell participate in the registered and supplemental defined contribution pension arrangements in Canada. After reaching his maximum defined benefit pension on May 6, 2012, Mr. Guloien began participating in the Supplemental Defined Contribution Plan, as described in the “Summary of Defined Contribution Plans” on page 56. While in the United States from 2007 to 2009, Mr. Thomson participated in the Company’s U.S. pension arrangements, which included qualified and closed non-qualified defined benefit cash balance plans, a qualified 401(k) plan and a non-qualified defined contribution plan.

Pension Table - Defined Benefit Plans

The table below shows the following information for each NEO participating in the Company’s defined benefit pension arrangements:

•	Years of credited service as at December 31, 2012 and as at the normal retirement age of 65;
•	The estimated annual benefit accrued, or earned, for service up to December 31, 2012 and up to the normal retirement age of 65; and
•	A reconciliation of the accrued obligation from December 31, 2011 to December 31, 2012.

Name	Number of Years of Credited Service		Annual Benefits Payable at Age 65[1]		Accrued Obligation at December 31, 2011[2]	2012 Compensatory		2012 Non- Compensatory[5]	Accrued Obligation at December 31, 2012[2]
						Service Cost[3]	Other[4]
	December 31, 2012	Age 65	December 31, 2012	Age 65
Donald Guloien [6]	31.8	35.0	$1,200,000	$1,200,000	$13,495,300	$211,800	$0	$682,500	$14,389,600
Warren Thomson [7]	3.0	3.0	$9,200	$9,200	$91,100	$0	$0	$4,400	$95,500
Paul Rooney [8]	26.4	35.0	$604,600	$800,000	$5,330,400	$206,300	$0	$305,300	$5,842,000

[1]

The annual benefits shown are based on current pensionable earnings and credited service to the date or age stated, are subject to the limits discussed below where applicable, and are payable from age 65 in the normal form, as described below in the “Summary of Defined Benefit Plans” on page 54.

[2]

The accrued obligation is the value of the projected pension earned for service to the date noted. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations, as disclosed in Note 17 of the Company’s 2011 consolidated financial statements or Note 17 of the Company’s 2012 consolidated financial statements, as applicable.

[3]

The service cost shown under the 2012 Compensatory column is the value of the projected pension earned for service during 2012. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations, as disclosed in Note 17 of the Company’s 2012 consolidated financial statements.

[4]	Other values shown, if any, under the 2012 Compensatory column would include the impact of any plan amendments and of any differences between actual and assumed compensation.
[5]

The 2012 Non-Compensatory column includes the impact of amounts attributable to interest accruing on the beginning-of-year obligation, changes in the actuarial assumptions and methodologies, other experience gains and losses and, in the case of Mr. Thomson, any amounts due to currency fluctuations.

[6]

Mr. Guloien’s annual benefit accrued to December 31, 2012, and to age 65, is based on his grandfathered annual benefit accrued as at December 31, 2006, using his credited service and pensionable earnings to that date. All amounts shown for Mr. Guloien reflect the enhancement made to his grandfathered benefit upon his appointment as President and CEO on May 7, 2009, as discussed below in the “Summary of Defined Benefit Plans” on page 55. Mr. Guloien accrued the maximum annual defined benefit pension as of May 6, 2012.

[7]

The annual benefit accrued to December 31, 2012, and to age 65, for Mr. Thomson, is the estimated benefit payable from age 65 that could be provided under the qualified and the closed non-qualified cash balance plans for U.S.-based employees.

[8]

Mr. Rooney’s annual benefit accrued to December 31, 2012, and to age 65, is now capped by the maximum annual pension accrual for Senior Executive Vice Presidents, as discussed below in the “Summary of Defined Benefit Plans” on page 55. Until Mr. Rooney reaches his 35 year credited service maximum in 2021, he will continue to earn additional pension at the capped accrual amount of $22,857 for each year of service, at which point he will have accrued his maximum annual pension of $800,000.

Notes:

•

The values shown above for Messrs. Guloien and Rooney include pension benefits provided by the Canadian Staff Pension Plan and their respective individual supplemental retirement agreements and reflect the limits discussed below in the “Summary of Defined Benefit Plans” on pages 54 and 55. Details regarding entitlements for Mr. Guloien under the Supplemental Defined Contribution Plan are set out the defined contribution section that follows.

•

For Mr. Thomson, the value includes pension benefits provided by the John Hancock Financial Services, Inc. Pension Plan, and by the Manulife Financial U.S. Supplemental Cash Balance Plan for service up to December 31, 2007, and exclude any benefits from the U.S. defined contribution plans. Details regarding entitlements for Mr. Thomson under the latter plans are set out in the defined contribution section that follows.

•

Benefits under the U.S. cash balance plans are determined and paid in U.S. dollars. The amounts noted in the table above have been converted using exchange rates of $1.0170 per US$1.00 as at December 31, 2011 and $0.9949 per US$1.00 as at December 31, 2012. Amounts other than year end balances have been converted using an average 2012 exchange rate of $0.9996 per US$1.00. These exchange rates are the same as those used in the Company’s 2012 consolidated financial statements.

•	All members are currently vested in their pension entitlements earned to December 31, 2012.
•	The amounts above make no allowance for the different tax treatment of the portion of pension not paid from the registered or qualified pension plans.
•	All amounts shown above are estimated based on assumptions and represent contractual entitlements that may change over time.
•

The methods and assumptions used to determine estimated amounts will not be identical to the methods and assumptions used by other issuers and, as a result, the figures may not be directly comparable across issuers.

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Pension Table - Defined Contribution Plans

The table below shows a reconciliation of the account balances from December 31, 2011 to December 31, 2012 for each NEO participating in the Company’s defined contribution pension arrangements.

Name	Accumulated Value at December 31, 2011	2012 Compensatory		2012 Non-Compensatory[3]	Accumulated Value at December 31, 2012
		Service Cost[1]	Other[2]
Donald Guloien	$0	$243,600	$0	$16,700	$260,300
Steve Roder	$0	$37,400	$0	$15,100	$52,500
Warren Thomson [4]	$1,040,600	$115,400	$0	$158,300	$1,314,300
Jean-Paul Bisnaire	$900,300	$104,500	$0	$135,200	$1,140,000
Former Chief Financial Officer
Michael Bell	$329,500	$121,700	$0	$64,000	$515,200

[1]

The service cost shown under the 2012 Compensatory column is the aggregate of those amounts contributed, and those amounts notionally credited, by the Company to each NEO’s account under the plans during 2012. In the case of Mr. Guloien, the amount reflects the notional credits granted by the Company under the Supplemental Defined Contribution Plan for his service from May 7, 2012 to December 31, 2012.

[2]

Other values shown, if any, under the 2012 Compensatory column reflect the impact of any plan amendments and of above-market or preferential notional investment income credited on account balances. There are no such above-market or preferential notional investment credits provided under the Company’s defined contribution pension plans.

[3]

The 2012 Non-Compensatory value includes any contributions made to the plans by the NEOs, all investment income credited during the year on the account balances and any amounts due to currency fluctuations.

[4]

Benefits for Mr. Thomson under the U.S.-based 401(k) plan and the non-qualified defined contribution plan are determined and paid in U.S. dollars. The amounts shown above include amounts that were accrued under these U.S. plans and converted using exchange rates described in the Notes to the Defined Benefit Pension Table above.

Summary of Defined Benefit Plans

Canada

Canadian domiciled executives promoted or hired prior to January 1, 1999 continue to participate in the defined benefit component of the Canadian Staff Pension Plan. The Company has also entered into individual supplemental retirement agreements with these executives, 13 of whom (including Messrs. Guloien and Rooney) continue to be covered under such agreements. These agreements provide unfunded supplemental pension benefits to these executives and are not registered for tax purposes.

Under these agreements, pensions are based on credited service and average pensionable earnings at retirement. Pensionable earnings are calculated as the highest average of base salary plus annual incentive (including the amount elected to be taken in the form of DSUs) earned over any 36 consecutive months. The pension benefit is determined by taking:

•	years of credited service (up to 35) multiplied by
•	the sum of:
-	1.3% of pensionable earnings up to the average of the last three years maximum pensionable earnings limits under the Canada/Quebec Pension Plans (“final average YMPE”); and
-	2% of the excess of pensionable earnings over the final average YMPE ($48,533 for 2012).

This pension is determined without regard to the maximum pension limit for registered pension plans under the Income Tax Act (Canada), but includes the pension payable from the Canadian Staff Pension Plan.

On retirement prior to age 65, the pension is payable in full without reduction if the participant is at least age 50 and the sum of their age plus service totals at least 90. If the participant has less than 90 points but is age 50 or over with 10 or more years of service, the pension is reduced 0.5% per month that retirement is before age 55 plus 0.25% for each month after age 55 that retirement is before age 60, or the participant’s 90 point date if later. Otherwise, pensions are reduced on an actuarial equivalent basis.

The normal form of pension is payable for the life of the executive, with a minimum guarantee of 120 monthly payments. Payment options of equivalent value are also available. Without a written waiver from the spouse, a married member must take a reduced pension of equivalent value that guarantees 60 months of payment and, after the member’s death, continues to provide at least two thirds of the member’s pension to the member’s spouse for his or her lifetime. With the waiver, a married member may elect another payment option with less than two thirds of the member’s pension continuing to the surviving spouse.

A participant is required to contribute 2% of pensionable earnings up to the current year’s YMPE and 4% of earnings in excess, up to an annual maximum contribution of $1,000.

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The annual pension payable upon retirement under the normal form of the defined benefit plan is capped at a dollar amount, to be accrued uniformly over a maximum of 35 years of service, as outlined in the table below:

Job Grade at Retirement	Maximum Annual Pension (for 35 years of Credited Service)
Senior Executive Vice President	$800,000
Executive Vice President	$600,000
Senior Vice President	$400,000
Vice President	$300,000

Pensions earned up to December 31, 2006 which exceed the caps were grandfathered so that the actual pension payable at retirement would not be less than the pension earned to December 31, 2006, reduced for early commencement, as applicable.

For Mr. Guloien, the cap was his annual grandfathered pension of $1,039,200 that was earned to December 31, 2006. Effective with his appointment as President and CEO on May 7, 2009, the cap on his annual pension was increased to $1,200,000. This increase was phased in uniformly over the period from May 7, 2009 to May 6, 2012 and Mr. Guloien’s defined benefit pension is now capped at $1,200,000 per annum. As a married member, the actual amount of pension payable to Mr. Guloien will be less than $1,200,000 due to the spousal pension requirements and the corresponding adjustments, as described above. For service on and after May 7, 2012, Mr. Guloien participates in the Supplemental Defined Contribution Plan.

Under the individual supplemental retirement agreements, all executives are bound by a non-compete provision during the 24-month period following their date of termination or retirement. Should an executive breach this provision, the pension due under the agreement is reduced by one-third.

U.S.

Mr. Thomson maintains the pension benefits he accrued through membership in the following retirement plans from 2007 to 2009 inclusive while he was in the United States:

•	The John Hancock Financial Services, Inc. Pension Plan, a qualified defined benefit cash balance plan;
•	The Manulife Financial U.S. Supplemental Cash Balance Plan, a non-qualified defined benefit cash balance plan under which benefit accruals ceased as of December 31, 2007;
•	The John Hancock Supplemental Retirement Plan, a non-qualified defined contribution plan which commenced on January 1, 2008; and
•	The Investment-Incentive Plan for John Hancock Employees, a qualified 401(k) plan.

This section discusses the provisions of the qualified cash balance plan and the closed non-qualified cash balance plan. The terms of the non-qualified defined contribution plan and the 401(k) plan are discussed below in the Summary of Defined Contribution Plans section.

All employees are eligible for and join the John Hancock Financial Services, Inc. Pension Plan upon commencement of employment. Under the plan, a notional cash balance account is established for each participant. The account receives Company contribution credits equal to 4% of eligible compensation up to the Social Security Wage Base, plus 8% of eligible compensation over the Social Security Wage Base up to the yearly maximum amount of eligible compensation (US$250,000 for 2012). Eligible compensation is calculated as base salary plus annual incentive received. Participants do not contribute to the plan. The account earns interest credits based on the average annual yield of 10-year Treasury Constant Maturities in effect on each business day during the 12-month period ending on September 30 of the preceding calendar year. Benefits payable at the normal retirement age of 65, or at any retirement age, are determined by the value of the participant’s cash balance account on the date their pension begins. The normal form of pension payment under the plan is a life annuity, with various other choices available, including a lump sum payment. The pension benefit is not subject to any deduction or offset for U.S. Social Security.

The Manulife Financial U.S. Supplemental Cash Balance Plan is a non-contributory, non-qualified and unfunded defined benefit cash balance plan. Participants stopped receiving Company contribution credits as of December 31, 2007. Interest continues to be credited under this plan based on the yield of one-year Treasury Constant Maturities in effect on the last business day of each month in the 12-month period ending on the November 30 of the preceding calendar year plus 0.25%, subject to a minimum interest credit of 5.25% compounded semi-annually. The normal form of payment under the plan is a modified lump sum. Benefits are paid over 18 months beginning the 7th month after the member leaves the Company.

Under this non-qualified cash balance plan, all executives are bound by a number of post-employment conditions, including a non-solicit provision that applies during the 24-month period following the date of termination or retirement. Further, executives in a Senior Vice President or higher level position are also bound by a non-compete provision which applies during the 12-month period following termination or retirement for Senior Vice Presidents, during the 18-month period following termination or retirement for Executive Vice Presidents and during the 24-month period following termination or retirement for Senior Executive Vice Presidents. Should an executive breach any of the post-employment conditions, the full amount of the pension benefits due under the non-qualified cash balance plan may be forfeited.

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Summary of Defined Contribution Plans

Canada

Executives hired after January 1, 1999 participate in the defined contribution component of the Canadian Staff Pension Plan. Canadian domiciled executives hired or promoted after January 1, 1999 also participate in the Supplemental Defined Contribution Plan.

Under the defined contribution component of the Canadian Staff Pension Plan, participants and the Company both contribute a percentage of pensionable earnings; participants contribute 2% while the Company contributes 3%. Additional optional contributions ranging from 0.5% to 5% of pensionable earnings may be made by participants in which case, after the first year of employment, the Company makes a 50% matching contribution. Pensionable earnings for officers include base salary and annual incentive. Contributions in a year are limited (in aggregate) to the tax deductible defined contribution limit under the Income Tax Act for that year ($23,820 in 2012). The investment of the contributions is participant directed with a broad array of investment options provided. Vesting of Company contributions is immediate and, at retirement, the accumulated value of the account may either be transferred to a locked-in retirement vehicle or used to purchase a life annuity.

The Supplemental Defined Contribution Plan is a non-contributory and unfunded plan which is not registered for tax purposes. Executives are first eligible upon attaining the level of Vice President or higher. The plan provides benefits on pensionable earnings above the level at which the tax deductible defined contribution limit is reached. This annual earnings threshold was $190,560 in 2012. Pensionable earnings include base salary and annual incentive, including the amount elected to be taken in the form of DSUs. A credit equal to 10% of pensionable earnings above the annual earnings threshold is granted by the Company each year and allocated to a notional account. Investment income is notionally credited to the account based on the investment performance of a limited number of investment options, as selected by the participant. Vesting of the Company credit allocation is immediate. At retirement, the accumulated value of the notional account may be taken as instalment payments over a period of years or, with Company consent, may be withdrawn in a single lump sum. Effective May 7, 2012, Mr. Guloien began participating in this plan on the same basis, and subject to the same terms and conditions, as other eligible executives except that the Company credits allocated to Mr. Guloien’s notional account are 15% of eligible earnings above the annual pensionable earnings threshold.

Under the Supplemental Defined Contribution Plan, all executives are bound by a non-solicit provision that applies during the 24-month period following the date of termination or retirement. Further, executives, who were hired into or promoted to a Senior Vice President or higher level position on or after May 1, 2007, are also bound by a non-compete provision which applies during the 12-month period following termination or retirement for Senior Vice Presidents, during the 18 month period following termination or retirement for Executive Vice Presidents and during the 24 month period following termination or retirement for Senior Executive Vice Presidents and above, but only in respect of pension benefits earned after the date of hire or promotion, as applicable. Should an executive breach either of these provisions, the full amount of the pension benefits due under this supplemental plan and subject to these provisions may be forfeited.

U.S.

The Investment-Incentive Plan for John Hancock Employees is a qualified 401(k) plan that is available to employees on a voluntary basis. Employees may elect to contribute a percentage of their eligible salary up to a maximum of 50% of salary, subject to IRS prescribed limits. The yearly maximum amount of salary under the 401(k) plan in 2012 was US$250,000. The Company matches the participant’s contribution at 100%, to a maximum match of 4% of their eligible salary. Contributions are deposited into the participant’s account and are invested based on the investment elections made by the participant. The Company portion of a participant’s account balance vests after three years of service with the Company. A participant’s account may be distributed when the participant leaves the Company or becomes permanently disabled.

The John Hancock Supplemental Retirement Plan is a non-contributory, non-qualified defined contribution plan that came into effect as of January 1, 2008 and replaced the Manulife Financial U.S. Supplemental Cash Balance Plan, the prior non-qualified plan. Notional accounts have been created for each participant and are credited with Company allocations equal to 8% of eligible compensation in excess of the maximum eligible compensation permitted under qualified plans (US$250,000 for 2012). Eligible compensation is calculated as base salary and annual incentive, including any deferred compensation such as amounts elected to be taken in the form of DSUs. The notional investment returns credited to each account are reflective of the investment elections made by each participant. The normal form of payment under the plan is a modified lump sum, the same as under the prior non-qualified cash balance plan. Benefits are paid over 18 months beginning the seventh month after the member leaves the Company.

Under the non-qualified defined contribution plan, all executives are bound by a number of post-employment conditions, including a non-solicit provision that applies during the 24-month period following the date of termination or retirement. Further, executives in a Senior Vice President or higher level position are also bound by a non-compete provision which applies during the 12-month period following termination or retirement for Senior Vice Presidents, during the 18 month period following termination or retirement for Executive Vice Presidents and during the 24 month period following termination or retirement for Senior Executive Vice Presidents. Should an executive breach any of the post-employment conditions, the full amount of the pension benefits due under the non-qualified defined contribution plan may be forfeited.

Manulife Financial Corporation Proxy Circular	56

Termination and Change in Control Benefits

The following table summarizes the incremental payments that would be provided to each NEO at, following, or in connection with one of the termination scenarios below. The actual amount an NEO would receive on a termination of employment can only be determined at that time since it will depend on a number of variables, such as the NEO’s age and years of service and the Common Share price. This information below is calculated as at December 31, 2012 for all NEOs.

Name	Type of Payment	Resignation[1]	Termination with Cause[2]	Termination without Cause[3]	Retirement (Early or Normal)[1]	Change in Control[4]
		($)	($)	($)	($)	($)
Donald Guloien	Total Severance Additional RSU, PSU & Stock Option Vesting[5] Total Incremental Payment	0 0 0	0 0 0	6,799,868 202,863 7,002,731	0 2,706,646 2,706,646	7,367,419 6,271,040 13,638,459
	Incremental Pension Amount	0	0	0	0	0
Steve Roder	Total Severance Additional RSU, PSU & Stock Option Vesting[5] Total Incremental Payment	0 0 0	0 0 0	2,362,453 0 2,362,453	n/a n/a n/a	n/a n/a n/a
	Incremental Pension Amount	0	0	0	n/a	n/a
Warren Thomson	Total Severance Additional RSU, PSU & Stock Option Vesting[5] Total Incremental Payment	0 0 0	0 0 0	- 0 -	0 453,180 453,180	n/a n/a n/a
	Incremental Pension Amount	0	0	0	0	n/a
Jean-Paul Bisnaire	Total Severance Additional RSU, PSU & Stock Option Vesting[5] Total Incremental Payment	0 0 0	0 0 0	2,164,970 2,445,661 4,610,631	n/a n/a n/a	2,164,970 2,445,661 4,610,631
	Incremental Pension Amount[6]	0	0	258,983	n/a	258,983
Paul Rooney	Total Severance Additional RSU, PSU & Stock Option Vesting[5] Total Incremental Payment	0 0 0	0 0 0	- 0 -	n/a n/a n/a	n/a n/a n/a
	Incremental Pension Amount	0	0	0	n/a	n/a

[1]

Upon resignation or retirement, no severance is paid. For purposes of the treatment of equity-based awards, Mr. Guloien is eligible for normal retirement, Mr. Thomson is eligible for early retirement and Messrs. Roder, Bisnaire and Rooney are not eligible for early or normal retirement.

[2]	Upon a termination with cause, no severance is paid, employment terminates immediately and PSUs, RSUs, stock options and supplemental pension are forfeited.
[3]

The employment agreement for Mr. Thomson does not stipulate his severance entitlement. Mr. Rooney’s employment agreement did not stipulate severance entitlement prior to 2013, but severance entitlement was included in Mr. Rooney’s employment agreement effective January 1, 2013. See Termination Without Cause section below for severance entitlements for Messrs. Guloein, Roder, Bisnaire and Rooney. For all NEOs, equity-based awards will be treated in accordance with the applicable awards and plans, unless the NEO has an employment agreement and such agreement indicates otherwise. For more information, see “Medium-Term and Long-Term Incentives” on page 35.

[4]	See “Change in Control Agreements” below. Messrs. Roder, Thomson and Rooney do not have change in control agreements.
[5]

Additional amount is due to additional vesting in plans. Any vesting that has occurred as part of normal employment (exercised or not) is not reflected here. The value is based on the closing price of Common Shares on the TSX on December 31, 2012, which was $13.51 per Common Share.

[6]

The pension amount shown is the additional amount to which Mr. Bisnaire would have been entitled had his employment been terminated for the noted reason as of December 31, 2012. The amount is incremental to his pension entitlement upon resignation and is due to the 2 additional years of Company pension contributions/credits under the terms of his employment agreement or his Change in Control Agreement, as discussed below.

Termination without Cause

Upon a termination without cause, Mr. Guloien’s employment agreement entitles him to 2 times annual salary, 2 times target annual incentive, 2 times annual Executive Flexible Spending Account allowance and continuation of group insurance benefits coverage (excluding life, short-term and long-term disability insurance coverage) for 2 years. If Mr. Guloien’s severance is paid as a lump sum, his unvested options continue to vest for 90 days after the termination date and he may exercise his vested options for up to 2 years after the termination date. If Mr. Guloien’s severance is paid as periodic payments, his equity-based awards will continue to vest and be exercisable over the payment period, thereby increasing the severance entitlement to $12,665,183 assuming the maximum 2 years of periodic payments. These entitlements are conditional on Mr. Guloien signing a full and final release and remaining bound by the confidential information (indefinite duration), intellectual property (indefinite duration), non-solicitation (2 year duration), non-competition (1 year duration) and non-disparagement covenants (indefinite duration) in his employment agreement, which if any/all are breached would entitle Manulife, in addition to any other rights and remedies it may have at law or in equity, to seek to have an injunction issued by the court.

Upon a termination without cause, Mr. Roder’s employment agreement entitles him to 18 months of notice or compensation in lieu of notice, which includes base salary at the time of termination and a pro-rated Annual Incentive Plan payment calculated at target. Mr. Roder is also entitled to 18 months of continued participation in the group benefits plan (excluding life, short-term and long-term disability insurance coverage). If Mr. Roder becomes re-employed in a comparable position during the severance period, he will no longer be eligible to participate in the group benefits plans, his severance payments will immediately cease and he will be entitled to a lump sum payment of 50% of his remaining payments. RSUs, PSUs, DSUs and/or Stock Options shall cease to vest (and, in the case of Stock Options, be exercisable) in accordance with the terms and conditions of the relevant plan documents and award agreements. These entitlements are conditional on Mr. Roder signing a full and final release and remaining bound by the confidential information (indefinite duration), intellectual property (indefinite duration), non-solicitation (2 year duration), non-competition (2 year duration) and non-disparagement covenants (2 year duration) in his employment agreement, which if any/all are breached would entitle Manulife, in addition to any other rights and remedies it may have at law or in equity, to seek to have an injunction issued by the court.

Manulife Financial Corporation Proxy Circular	57

Upon a termination without cause, after January 1, 2013, Mr. Rooney’s employment agreement entitles him to 24 months of compensation (which will include base salary and target Annual Incentive Plan only). Manulife has the sole discretion to provide this compensation as a single lump sum payment or a series of payments over time or a combination thereof. If Manulife decides to provide all or any of the compensation as a series of payments over time and during the 24 months following termination Mr. Rooney secures new employment or self-employment, the payments will stop and he will be entitled to receive a final lump sum payment equal to 50% of the payments that remain. RSUs, PSUs, DSUs and/or Stock Options will cease to vest (and, in the case of Stock Options, cease to be exercisable) in accordance with the terms and conditions of the relevant plan documents and award agreements. These entitlements are conditional on Mr. Rooney signing a full and final release and remaining bound by the confidential information (indefinite duration), intellectual property (indefinite duration), non-solicitation (2 year duration), non-competition (2 year duration) and non-disparagement covenants (2 year duration) in his employment agreement, which if any/all are breached would entitle Manulife, in addition to any other rights and remedies it may have at law or in equity, to seek to have an injunction issued by the court.

Mr. Bisnaire’s employment agreement states that upon a termination without cause, his entitlements shall be determined in accordance with severance compensation provisions of his Change in Control Agreement (as described below under Change in Control).

Change in Control

Mr. Guloien entered into a change in control agreement when he was appointed President and CEO in May 2009. Mr. Bisnaire entered into a change in control agreement when he was hired in May 2004. These agreements protect shareholder interests by removing the distractions of a change in control and allowing the executives to focus on the business, by providing security and incentives to remain with the Company. These change in control agreements are subject to double trigger provisions that require payments only if there is both a Change in Control and a termination of employment, either without cause or for Good Reason, as defined in the agreement, within a specified protection period starting 90 days before and ending 24 months after a Change in Control (except for Mr. Guloien who would be entitled to acceleration and vesting of all existing awards if upon a change in control a successor employer does not assume or honour Mr. Guloien’s existing medium-term and long-term incentive plans and/or provide equivalent substitute plans, irrespective of a termination of employment). Under the agreements, “Change in Control” can generally be described to include any one of the following events:

•	The incumbent Directors cease for any reason to constitute at least a majority of the board.
•	Any party becomes a beneficial owner holding directly or indirectly 20% of the Company’s voting shares (for Mr. Guloien the percentage is 35%).
•

The Company’s shareholders approve a merger, amalgamation, consolidation, statutory share exchange or a similar transaction requiring the approval of the Company’s shareholders, unless immediately following the transaction the Company’s shareholders retain majority voting control, no person would beneficially own 20% or more of the Company’s voting shares (for Mr. Guloien, the relevant percentage is 35%), and the incumbent Directors constitute a majority of the board.

•

The Company’s shareholders approve the complete liquidation or dissolution of the Company or the sale of the Company’s assets, unless immediately following the transaction pre-existing beneficial owners retain majority voting control, no person would beneficially own 20% or more of the Company voting shares (for Mr. Guloien, the relevant percentage is 35%) and the incumbent Directors constitute a majority of the board.

•	Management of the Company is transferred to a non-affiliated party.

Under Mr. Guloien’s change in control agreement, he is entitled to payment of 3 times annual salary, payment of 3 times his average annual incentive awarded in the prior 3 years, full vesting and payment of outstanding awards, including those granted within the past year, continued group insurance benefit coverage (excluding life and disability insurance coverage) for up to 3 years, 2 years eligibility for relocation benefits under the Company’s relocation policy, extension of the stock option exercise period until the later of 1 year after the date of termination and the date specified in the applicable award (but in no event later than the option expiry date) and, irrespective of a termination of employment, entitlement to acceleration and vesting of all existing awards if upon a change in control a successor employer does not assume or honour Mr. Guloien’s existing medium-term and long-term incentive plans and/or provide equivalent substitute plans.

Under Mr. Bisnaire’s change in control agreement, he is entitled to payment of 2 times annual salary, payment of 2 times his average annual incentive awarded in the 3 prior years, full vesting and payment of outstanding awards irrespective of a termination of employment (except that Mr. Bisnaire can only exercise stock options for 1 year from the date of change in control), up to 2 additional years of Company pension contributions/credits, up to 2 years of continued group insurance coverage (excluding life and disability insurance coverage), 2 years eligibility for relocation benefits under the Company’s relocation policy, waiver of any non-competition provisions under any agreement between Mr. Bisnaire and the Company and, until the earlier of the end of the Protection Period (as defined in the agreement) and the date Mr. Bisnaire obtains employment, outplacement services and a rental office away from the Company’s premises, including secretarial support and telephone and photocopy allowance.

Amended Employment Agreement for Former Chief Financial Officer, Mr. Bell

Under Mr. Bell’s amended employment agreement, he gave up his right to the severance payments set out in his original employment agreement and medium-term and long-term incentives for 2012 and beyond. Instead, he received US$700,000 in June 2012, US$700,000 in December 2012, and he is entitled to US$700,000 in 12 equal installments to be paid bi-monthly starting in January 2013. If Mr. Bell breaches his non-competition, non-solicitation or confidentiality covenants, Manulife will be entitled to damages, including the reimbursement of prior payments and set off of any future payments referred to in this paragraph.

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RSUs, PSUs, Stock Options and DSUs Upon Change of Employment Status

The following chart summarizes the treatment of RSUs, PSUs, stock options and DSUs upon retirement, death and resignation or termination without cause:

Award	Normal Retirement[1]	Early Retirement[2]	Death	Resignation or Involuntary Termination[3]
RSUs/PSUs	RSUs/PSUs vest and full payment is made on the scheduled payout date, subject to any performance conditions.	Number of RSUs/PSUs is pro-rated and the pro-rated payment is made on the scheduled payout date, subject to any performance conditions.	RSUs/PSUs vest and are fully payable as of the date of death. Performance conditions are waived.	RSUs/PSUs are forfeited.
Stock Options	Unvested options continue to vest until the third anniversary of normal retirement.[4] Vested options can generally be exercised until the third anniversary of normal retirement.	Unvested options terminate. Vested options can be exercised until the third anniversary of early retirement.	Unvested options vest and vested options can be exercised within one year of the date of death.	Unvested options are forfeited upon resignation and continue to vest for 90 days upon termination without cause. Vested options may be exercised within 90 days of the date of a resignation or termination without cause.[5]
DSUs	Can be redeemed by December 15th of the following year for executives in Canada and on the date designated on the executive’s deferral election form for executives in the United States.

[1]	Normal Retirement is met for awards granted in 2008 and beyond at age 65, age 60 plus 10 years continuous service or age plus continuous service equals 75 with a minimum age 55.
[2]	Early Retirement is met for awards granted in 2008 and beyond at age 55 plus 10 years continuous service.
[3]	The treatment described in this column may be subject to the terms of an NEO’s employment agreement, as set out in the “Termination and Change in Control Benefits” section on page 57.
[4]	Stock options granted prior to 2008 vest immediately upon normal retirement.
[5]	If during the severance period that follows a termination without cause an executive would reach normal or early retirement, vested options may be exercised until the end of the severance period.

Notes:
•	Stock options, PSUs and RSUs are forfeited if an executive’s employment terminates within one year of the grant date.
•

Stock option, PSU and RSU award agreements contain post-employment conditions which, if breached, may result in forfeiture of unvested awards. For NEOs, two-year non-competition and two-year non-solicitation conditions apply.

•

Beginning in 2012, stock option, PSU and RSU award agreements contain a clawback provision, which allows the Board to recoup or cancel incentive compensation in the event of fraud or serious misconduct by an executive.

•	Stock options, PSUs and RSUs are forfeited on a termination with cause.
•	Stock options, PSUs, RSUs and DSUs are transferable upon death to a beneficiary or an estate.
•	In no event can stock options vest or be exercised following the expiration of the ten-year option term.
•	In 2012, a temporary policy was implemented for terminations without cause under the Organizational Design project as follows:
•

If an executive would reach normal or early retirement during the severance period, RSUs and PSUs are paid in full on the scheduled payout date, subject to any performance conditions; options continue to vest during the severance period and vested options may be exercised within three years of the date of termination; and

•

If an executive would not reach normal or early retirement during the severance period, RSUs and PSUs are pro-rated to the date of termination and the pro-rated payment is made on the scheduled payout date, subject to any performance conditions; options continue to vest during the severance period and vested options may be exercised within 90 days of the end of the severance period.

Securities Authorized for Issuance Under Equity Compensation Plans

The shareholders of the Company have approved all equity compensation plans instituted by the Company under which Common Shares may be issued (“Equity Plans”). A description of the material features of each Equity Plan can be found in the sections “Executive Compensation” and “Director Compensation”. The following table sets out information about the Equity Plans of the Company as of December 31, 2012.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average of exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under Equity Plans
	(#)	($)	(#)
Equity compensation plans approved by security holders	32,238,198	$21.93	21,749,598

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Directors’ and Executive Officers’ Indebtedness

As of March 1, 2013 the aggregate indebtedness to the Company or any of its subsidiaries of all officers, Directors and employees and former officers, Directors and employees of the Company or its subsidiaries, excluding routine indebtedness under applicable Canadian securities laws, amounted to $1,133,063. As of March 1, 2013, no Director had any indebtedness to the Company or any of its subsidiaries. In addition, as of March 1, 2013, no members of the Executive Committee had any indebtedness to the Company or any of its subsidiaries, other than routine indebtedness.

The Company has adopted related party transaction procedures to ensure that any loans to Directors and senior officers, as defined under the Act, are in compliance with the provisions of SOX and the Act. Under those procedures, the Company and its subsidiaries (except Manulife Bank) will not make loans to Directors or senior officers. Manulife Bank may make loans to Directors or senior officers provided that the loan is on market terms or part of a benefit or compensation program available to all employees and does not give preference to Directors or senior officers.

Additional Items

Directors’ and Officers’ Insurance

The Company maintains a Directors’ and Officers’ Liability Insurance policy with a policy limit of US$300 million. The current policy expires March 31, 2013. This policy is renewed annually.

The policy provides protection to Directors and officers against liability incurred by them in their capacities as Directors and officers of the Company and its subsidiaries. The policy also provides protection to the Company for claims made against Directors and officers. The Company has contractually indemnified Directors and officers, as is required or permitted under applicable statutory or Company by-law provisions.

Additional Information

Financial information of the Company is provided in the Company’s consolidated annual financial statements for the year ended December 31, 2012 and Management’s Discussion and Analysis of the Company’s financial condition and results of operations for 2012.

The Company’s Annual Information Form includes additional information on the Audit Committee in the section entitled “Audit Committee”, including the Audit Committee’s charter, composition and the relevant education and experience of its members. To obtain a copy of the Company’s latest Annual Information Form, the audited annual financial statements, Management’s Discussion and Analysis of the Company’s financial condition and results of operations for 2012, any interim financial reports filed after the filing of the most recent annual financial statements, this Proxy Circular, or other information on the Company, please visit the Company’s profile on www.sedar.com or our website at www.manulife.com or send your request for a free copy of any such document to:

Shareholder Services
Manulife Financial Corporation
200 Bloor Street East, Toronto, ON M4W 1E5
Telephone:	1-800-795-9767
Fax:	416-926-3503
E-Mail:	shareholder_services@manulife.com

2012 Annual Report

The Company’s 2012 Annual Report is available on our website at www.manulife.com. You may also request a printed copy of the 2012 Annual Report which will be sent to you free of charge. Please include your name, full mailing address including country and postal code and quote the Form number IR3823E for an English copy, or IR3823F for a French copy. Send your request by:

E-mail:	Manulife@datagroup.ca

Fax:	905-696-8612 or
(North America Toll-free Fax: 1- 877-886-8854)

Phone:	905-696-8884, ext. 3 or
(North America Toll-free: 1-877-886-8853 ext. 3)

Mail:	DATA Group of Companies
Attn: Manulife CSRs
9195 Torbram Road
Brampton, ON
Canada L6S 6H2

Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles for the Company’s audited historical financial statements which is prior Canadian GAAP for 2010 and earlier and IFRS for 2011 and beyond. Non-GAAP measures referenced in this Proxy Circular include: net income excluding the direct impact of equity markets and interest rates; sales; new business embedded value; and funds under management. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

For further information regarding the non-GAAP measures referred to above, see “Performance and Non-GAAP Measures” in our most recent Management’s Discussion and Analysis which is available on the Company’s website at www.manulife.com.

Directors’ Approval

This Proxy Circular is dated as of March 12, 2013 and, except as otherwise indicated, all the information contained in this Proxy Circular is given as of that date. The Board has approved the contents and the distribution of this Proxy Circular to shareholders.

Angela K. Shaffer

Corporate Secretary

March 12, 2013

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Statement of Corporate Governance Practices

Table of Contents:

• Regulatory Compliance	Page 61
• Mandate of the Board of Directors: ➢ Strategic Planning ➢ Risk Management Oversight ➢ Succession Planning	Page 61 Page 61 Page 62 Page 62
• Mandates for the Chair, Committee Chairs, CEO and Individual Directors	Page 62
• Independence of the Board	Page 62
• Independence of the Chair of the Board	Page 63
• Nomination of Directors	Page 63
• Shareholder Nominations	Page 63
• Mandatory Retirement	Page 63
• Director Resignations	Page 63
• Majority Election of Directors Policy	Page 63
• Board Committees	Page 64
• Board Committee Membership	Page 64
• Board Committee Responsibilities	Page 64
• Board, Committees, Directors and Chair Evaluation	Page 64
• CEO Evaluation	Page 65
• Director Compensation and Share Ownership	Page 65
• New Director Orientation and Director Continuing Education	Page 65
• Independent Directors’ Meetings	Page 66
• Board Interlocks	Page 66
• Board Access to Management	Page 66
• Retention of Outside Advisors by Directors	Page 66
• Ethical Business Conduct	Page 67
• Conflicts of Interest	Page 67
• CEO and CFO Certification of Financial Statements	Page 67
• Disclosure and Communication Policies and Procedures	Page 67
• Appendix “1” – Board of Directors’ Mandate	Page 68

The following highlights various elements of the Company’s corporate governance program.

Manulife believes that good corporate governance is critical to its long-term success and the protection of the interests of its many stakeholders. Manulife’s governance policies and practices are consistent with its vision to be the most professional financial services organization in the world providing strong, reliable, trustworthy and forward-thinking solutions for its clients’ most significant financial decisions.

Regulatory Compliance

The Company’s corporate governance practices meet or exceed the requirements of:

•	The Insurance Companies Act (Canada) (the “Act”);
•

Canadian Securities Administrators’ (“CSA”) National Instruments 52-109 Certification of Disclosure in issuers’ Annual and Interim Filings (the “Certification Instrument”) and 52-110 Audit Committees (the “Audit Committee Instrument”);

•	CSA National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Instrument”).
•	The applicable requirements of the Sarbanes-Oxley Act of 2002 (“SOX”), including any U.S. Securities and Exchange Commission (the “SEC”) rules under SOX; and
•	The domestic issuer standards of the New York Stock Exchange Listed Company Manual (the “NYSE Rules”), in all material respects.

Mandate of the Board of Directors

The Board is responsible for the stewardship of the Company and the supervision of the management of the business and affairs of the Company. The Board’s general responsibilities are set out in the Board Mandate and the Board Policies. The Board Mandate is attached as Appendix “1” and is available on the Corporate Governance page of the Company’s website at www.manulife.com.

The Board carries out its key duties of strategic planning, risk management oversight and succession planning established in its Mandate in the following ways:

Strategic Planning

•

The Board works with management in the development of the Company’s strategy; annually approves the strategic plan, taking into account the opportunities and risks of the business; and monitors its implementation.

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•

Annually, the Board conducts a two day strategic planning session, where the Board discusses management’s recommendations for the overall corporate strategy, reflecting the previously provided Board direction, and the Board approved risk appetite. Following this interactive session, management takes the direction of the Board into consideration in refining the plan, which is then presented to the Board for final approval in December.

•	The Board annually reviews and approves the business plan, which includes the financial and operational plans, the capital plan and the Company’s risk appetite.
•

The Board discusses updates to and progress on the implementation of the Company’s strategy at each Board meeting. These updates provide the Board with an opportunity to challenge management assumptions, evaluate progress, and provide direction on the development of further strategic plans.

Risk Management Oversight

•	Exercises oversight of risk management directly and through the Risk Committee, Audit Committee and the Management Resources and Compensation Committee.
•	Through the Risk Committee, reviews the principal risks and assesses whether the key risks of the Company have been identified.
•	The Risk Committee approves and assesses policies, procedures and controls to identify, assess and manage the Company’s principal risks.
•	The Risk Committee reviews the Company’s compliance with its risk management and legal and regulatory requirements.
•	The Risk Committee receives regular reports from management on the Company’s key risks, reviews the risk profile relative to the risk appetite and considers the appropriate balance of risk and return.
•

The Audit Committee reviews guidelines and policies governing the process by which risk assessment and management is undertaken. The Chief Risk Officer reports on the risk management process to the Audit Committee. The Audit Committee also receives key risk reports presented to the Risk Committee.

•

The Management Resources and Compensation Committee and the Risk Committee each review the alignment of the compensation program with sound risk management principles and the Company’s risk management objectives.

A detailed description of the Risk Committee’s and the Management Resources and Compensation Committee’s responsibilities in assessing risk is set out in the respective committee reports on pages 26 and 27, respectively, as well as in the Compensation, Discussion and Analysis under the heading “Managing Risk Associated with Compensation” on page 38.

Succession Planning

•	The Management Resources and Compensation Committee in conjunction with the Board is responsible for the succession process for the CEO and oversight of the succession process for the Senior Executives. This includes an annual review of the succession pool and gaps in the readiness and development plans.
•	The Management Resources and Compensation Committee annually reports to the Board on succession planning.
•	The Management Resources and Compensation Committee in conjunction with the Board annually reviews and assesses the contingency succession plans for the CEO.

See “Talent and Succession Planning” on page 52 for detailed succession planning information.

Mandates for the Chair, Committee Chairs, CEO and Individual Directors

The Board maintains mandates outlining the accountabilities for the Chair, the Chairs of Board committees, the CEO and the individual Directors, which are reviewed and updated annually. The mandates are available on the Corporate Governance page of the Company’s website at www.manulife.com or can be obtained by contacting the Corporate Secretary.

Independence of the Board

The independence of the Board of Directors is fundamental to its stewardship role and its effectiveness. The Board Policies require that a majority of Directors be independent. Directors must satisfy the applicable independence requirements of the laws governing the Company, the stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.

The Board annually reviews and makes a determination as to the independence of each Director. The Board reviews the Directors’ employment status (and the Director’s spouse and children, as applicable), other board memberships, Company shareholdings and business relationships to determine whether there are any circumstances which might interfere with a Director’s ability to exercise independent judgment.

The Board has determined, based on a review of the governing definitions of “independence” under the NYSE Rules, the Governance Instrument, and the Audit Committee Instrument, an analysis of the relationships between each Director and the Company, and on advice from the Corporate Governance and Nominating Committee, that only one of the Directors has a direct or indirect material relationship with the Company which could, in the view of the Board, be reasonably expected to interfere with the exercise of his or her independent judgment. As an executive officer of the Company, Mr. Guloien is considered to have a material relationship with the Company and therefore does not meet the independence standards.

The independence of each Director nominee is set out in the biographical information included under the “Nominees for the Board of Directors” section on page 10.

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Independence of the Chair of the Board

The Board is committed to a separate Chair and CEO, which the Board first implemented in August 1993. This structure ensures independent Board leadership and oversight of the management of the Company for the long-term benefit of its stakeholders.

•	The Chair is an independent Director and is elected each year by the independent Directors following the election of the Directors at the annual meeting.
•	The Chair’s mandate (available at www.manulife.com) makes the Chair accountable for ensuring that the Board carries out its responsibilities effectively and separately from management.
•

The Chair’s principal accountabilities include managing the affairs of the Board, developing the composition, structure and renewal of the Board, guiding the Board’s deliberations on strategic and policy matters and ensuring proper oversight by the Board is exercised.

Nomination of Directors

The Corporate Governance and Nominating Committee is responsible for identifying qualified candidates for nomination to the Board.

The Board acknowledges that an effective Board requires Directors to have the integrity, competencies and capabilities to carry out their fiduciary duties in the best interests of the Company and its shareholders. To effectively execute their duties, Directors should have the requisite experience, skill, time and commitment. The Board has identified that the following characteristics are necessary for all Board candidates:

•	A reputation for integrity and ethical behaviour;
•	A demonstrated ability to exercise judgment and communicate effectively;
•	Be financially knowledgeable;
•	Be prominent in the individual’s area of expertise;
•	Have previous experience relevant to the Company’s operations; and
•	Have sufficient time to dedicate to Board and committee work.

The Corporate Governance and Nominating Committee engages in the following activities to ensure an effective process for selecting candidates for nomination:

•	Develops criteria for the selection of new Directors.
•

Identifies the desired competencies, expertise, skills, background and personal qualities that are sought in potential candidates, taking into consideration the Company’s strategy and business challenges;

•	Maintains the desired competencies in a Directors’ Skills Matrix;
•	At least annually reviews these criteria to determine whether any amendments are required or whether there are any gaps in the skills of the existing Directors;
•

Considers gender, ethnic background, geographic representation and other personal characteristics that contribute to diversity amongst Board members recognizing that it is the skills, experience and integrity that are most important in assessing candidates and their potential contributions;

•

Identifies at least annually individuals with expertise in the areas identified, whose skills and characteristics complement the existing mix, and are qualified and suitable to become Board members, taking into consideration any gaps identified in the Directors’ Matrix.

•	The committee has retained the services of an executive search firm who specializes in director searches.
•

Once the committee has identified potential candidates, they are interviewed by the Chair, the Chairs of one or more of the committees, and particularly the Chairs of the committees that the potential candidate would be appointed to, and the CEO. The Chair discusses the time commitments and performance expectations with the potential candidates.

•	At the completion of this process, the committee recommends that the Board approve the appointment of the potential candidate.

Shareholder Nominations

The Board will consider a nomination of a candidate for the Company’s Board from a shareholder that is submitted in accordance with the Act. A proper nomination must be submitted by shareholder proposal, signed by one or more registered or beneficial holders of shares representing in aggregate not less than five per cent of the shares of the Company entitled to vote at the meeting to which the proposal is being submitted.

Mandatory Retirement

Directors are required to retire at the annual meeting following their 72nd birthday and may not be nominated for re-election. The Board may waive this requirement in special circumstances, having regard to the specific expertise of the Director and the needs of the Board at the time.

Director Resignations

A Director is expected to submit his or her resignation to the Chair of the Board for consideration by the Board upon the recommendation of the Corporate Governance and Nominating Committee in certain circumstances, including where:

•	the Director is no longer qualified under the Act or other applicable laws to act as a director;
•	the Director’s status in terms of conflicts or credentials changes; or
•	the Director does not receive the required votes under the Majority Election of Directors policy.

Majority Election of Directors Policy

The Board’s Majority Election of Directors Policy requires that in an uncontested election Director nominees who do not receive a majority of votes “for” will immediately submit their resignation to the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee will, in the absence of extenuating circumstances, recommend that the Board accept the resignation. The Board will consider the resignation and make its determination as soon as possible but in any event within 90 days of the Annual Meeting and issue a press

Manulife Financial Corporation Proxy Circular	63

release confirming the Director’s resignation or the reason for rejecting the resignation. If a Director’s resignation is accepted by the Board, the Directors may fill the vacancy through the appointment of a new Director whom the Board considers will have the confidence of the shareholders or call a special meeting of shareholders to elect a Director or wait until the next Annual Meeting.

Board Committees

The Board relies on its committees to assist in fulfilling its mandate and meet its responsibilities. Committees of the Board allow Directors to share responsibility and devote the necessary resources to a particular area or issue. In 2012, there were five standing committees of the Board: the Audit Committee; the Conduct Review and Ethics Committee; the Corporate Governance and Nominating Committee; the Management Resources and Compensation Committee; and the Risk Committee. In November 2012, the Board merged the Audit Committee with the Conduct Review and Ethics Committee, leaving four standing committees.

All committees have the following common characteristics:

•	Comprised solely of independent Directors.
•

Have a written charter setting out the responsibilities of each committee. Each committee tracks its compliance with its charter at each meeting throughout the year. The charters and the scorecards are available on the Company’s website at www.manulife.com.

•	Report to and seek Board approvals as required after each meeting.
•	Meet in camera without management present at each meeting except in the rare situation where the committee agrees that it is not required.
•	Reviews its performance and its charter annually.

Board Committee Membership

The Corporate Governance and Nominating Committee, whose membership consists solely of independent members, recommends committee membership for approval by the Board annually, taking into consideration director expertise, requirements of the committees and directors, distribution of committee membership, and director retirements. Members are rotated as needs dictate. The Board has implemented the following additional committee membership criteria:

•

Management Resources and Compensation Committee - No more than one third of the members of this committee shall be current chief executive officers of other issuers and at least one committee member shall be experienced in executive compensation (see description in the Experience Matrix on page 9).

•

Audit Committee - The Board shall review the membership of the Audit Committee each year to confirm that no member serves on more than two other audit committees of publicly traded companies and that no member’s ability to serve on the Audit Committee is impaired in any way. The Board completed this review and confirmation in 2012.

Board Committee Responsibilities

2012 Accomplishments

A description of the responsibilities and accomplishments of the committees are set out in the respective committee report as follows:

•

Audit Committee (including Conduct Review and Ethics Committee responsibilities, all of which were transferred to the Audit Committee as of December 1, 2012): page 24. The Company’s Annual Information Form includes additional information on the Audit Committee in the section entitled “Audit Committee”, including the Audit Committee’s charter, composition and the relevant education and experience of its members.

•	Management Resources and Compensation Committee: page 27.
•	Corporate Governance and Nominating Committee: page 22.
•	Risk Committee: page 26.

Board, Committees, Directors and Chair Evaluation

The Corporate Governance and Nominating Committee, in conjunction with the Board Chair, conduct annual, formal evaluations of the Board, Board committees, the Chair and the individual Directors. The process includes:

•	Annual evaluation meetings between the Chair and each Director to discuss Board, committee and individual Director performance, including a peer review.
•

Annual evaluation meetings between the Chair of the Corporate Governance and Nominating Committee or the Vice Chair, where applicable, and each Director to assess the performance of the Chair of the Board.

•	Each Director completes a biennial written Board and Committee Effectiveness and Director Self-Assessment Questionnaire, which has been approved by the Corporate Governance and Nominating Committee.
•	The Board, Board committees and Chairs are assessed against their mandates and charters and the Board and committee decisions and accomplishments in each year.
•	Contributions of individual Directors are assessed against the applicable mandates.
•	The assessments of the Board and the committees focus on identifying areas for improvement.
•

The results of the Board assessments are compiled by the Chair of the Board with the assistance of the Corporate Secretary to maintain confidentiality and presented to the Corporate Governance and Nominating Committee and the Board. Based in part on the assessments, the committee identifies and recommends objectives for the coming year. The committee also considers whether any changes in the composition, structure or mandates of the Board or any committee are required.

•

Annual in camera meeting of the independent Directors to review the results of the evaluations and to approve the Board’s objectives for the coming year recommended by the Corporate Governance and Nominating Committee.

•	Review of overall size and operation of the Board and its committees to ensure that they operate effectively.
•	Determination of whether a Director’s ability to serve the Company is impaired by external obligations or by changes in the Director’s principal occupation or country of residence.

Manulife Financial Corporation Proxy Circular	64

CEO Evaluation

The Management Resources and Compensation Committee and the CEO annually agree to the financial and non-financial objectives for the CEO, which are recommended for approval by the Board. The CEO’s performance is evaluated annually by the Management Resources and Compensation Committee and the Board based on these objectives and on the Company’s performance.

In 2012, the Board enhanced the CEO evaluation process as follows:

•

A formal questionnaire was completed by all Directors evaluating the CEO based on the achievement of the Board-approved non-financial objectives and his leadership (including strategic, people, operational, balancing among stakeholders and overall leadership). The results were presented to the Management Resources and Compensation Committee for discussion and a recommendation to the full Board.

•	A summary of the results were also provided to the independent Directors to be used in their annual evaluation of the CEO.

Director Compensation and Share Ownership

The Board, with the assistance of the Corporate Governance and Nominating Committee and independent external advisors, undertakes a biennial review of Director compensation to ensure that it meets the objective of properly aligning the interests of Directors with the long-term interests of the Company. See page 20 for details of the Director Compensation philosophy, program and payments.

New Director Orientation and Director Continuing Education

The Board believes that understanding the Company’s strategies, business operations and competitive environment is crucial to their ability to provide the necessary oversight and guidance to the Company.

The goal of the Director Orientation and Continuing Education Program is to assist the Directors in becoming knowledgeable about the Company’s business and in fully understanding the nature of their roles, responsibilities and duties as a Director. The Corporate Governance and Nominating Committee is responsible for the new Director orientation and Director continuing education programs.

New Director Orientation

New Directors will participate in a comprehensive orientation program developed by management and the Corporate Governance and Nominating Committee. This program may be tailored to reflect an individual Director’s specific knowledge, skills, experience and education. This program includes the following:

•

New Directors attend specialized in-depth presentations by the financial, risk, strategy, business operations, human resources and legal executives to facilitate a deeper understanding of the Company’s businesses, priorities, and challenges.

•	New Directors meet with the Chair of the Board, the CEO, the heads of each principal business unit, and other members of management as appropriate, to receive presentations and to discuss the Company’s strategies, operations, and business plans.
•	Committee Chairs arrange a specific committee orientation session for the new Director, which will include applicable members of management.
•

New Directors are provided with detailed information about the Company, including its business strategies, corporate information, structure and the roles and expectations of the Board and individual Directors, including the legal duties and obligations of a director of a public company, Board and Committee mandates, as well as background materials, including the Annual Information Form, Proxy Circular, Annual Report, Manufacturers Life’s Report to Policyholders, Board and applicable Company policies, organizational information about the Board and its meetings and the Directors’ information requirements required pursuant to applicable insurance and securities regulations.

•	All Directors have a standing invitation to attend committee meetings and new Directors are encouraged to do so to assist in their orientation.

Director Continuing Education

Directors participate in ongoing continuing education which includes the following elements:

•

At Board meetings, committee meetings and Directors’ seminars, Directors receive presentations on risk and risk management, material regulatory developments, strategic issues, annual divisional updates which provide in-depth reviews of key businesses and functions and other relevant topics.

•

On-site visits to the Company’s operations scheduled in conjunction with a Board meeting. On-site meetings incorporate senior management presentations on the business divisions’ strategies and operations which facilitate an understanding by the Directors of the Company’s global operations. The full Board generally meets in Boston, Massachusetts once each year and in Asia once every three years. A subset of the Board attends educational sessions at two or more of the Company’s operations in Asia once each year.

•

In 2012, all Directors were members of the Institute of Corporate Directors (“ICD”), a recognized educational organization for directors to enhance their knowledge of directors’ responsibilities and current governance trends.

•

Additional educational needs are identified by the Board in its annual effectiveness evaluation or on an as needed basis, and by management for emerging issues, new areas of business or other areas that management feels the Board should be made aware of in more depth.

•	Educational reading materials on topics relevant to the financial services and insurance industries are provided to the Board from time to time. Directors also have access to the ICD publications.
•

Directors may seek additional professional development education at the expense of the Company and are encouraged to do so. In 2012, Directors participated in additional professional development respecting their roles as Directors and the business of the Company.

Manulife Financial Corporation Proxy Circular	65

The following chart illustrates the education sessions held in 2012.

Director Educational Presentations	2012	Presented By	Invitees
Japan Strategy	February	Asia Management	• Full Board
Strategic Merger & Acquisition Opportunities	February June August	Corporate Development	• Full Board
Quarterly Meetings with Finance Management and the Audit Committee	February May August November	Chief Financial Officer Chief Risk Officer Chief Actuary	• New Directors
Progress on Strategy: ➢ Canadian ➢ U.S. ➢ Manulife Asset Management	June	Divisional Management	• Full Board
Strategic Planning Approach, Agenda and Insights	June	External Presenter	• Full Board
Talent Priorities	June	EVP, Human Resources	• Management Resources and Compensation Committee
Policy and Trend Update	June	External Presenter	• Management Resources and Compensation Committee
New Director Orientation Session: ➢ Capital Management ➢ International Regulatory/Accounting	June	Chief Actuary Capital Management	• New Directors
Non-Fixed Income	August	Chief Actuary	• Full Board
Dynamic Capital Adequacy Testing	August	Chief Actuary	• Full Board
Business units in Asia: ➢ Singapore ➢ Indonesia ➢ Hong Kong	September	Singapore Management Indonesia Management Regional Management in Hong Kong External Auditors	• Sub-group of 7 Directors
Code of Business Conduct and Ethics Training	September	On-Line Training and Certification	• Full Board
New Director Orientation Session: ➢ Risk Management	October	Chief Risk Officer External Presenter	• Full Board
Anti-Money Laundering and Anti-Terrorist Finance Training	December	Chief Anti-Money Laundering Officer	• Audit Committee

Independent Directors’ Meetings

The Directors meet in camera at the end of each Board and committee meeting, except in the rare situation where the Board or committee agrees that it is not required. Non-independent Directors and management do not attend. These sessions have two objectives: to discuss the Board’s views on the effectiveness of the meeting and to permit discussions on any substantive matters raised by the Directors. The Board also meets without management and non-independent Directors at the request of any independent Director for all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate.

The independent Directors of the Board meet at least once each year to review the performance and approve the compensation of the CEO, to review the Board’s effectiveness assessments and approve action plans resulting from the assessments. In 2012, one meeting of the independent Directors was held.

Shareholders wishing to contact independent Directors of the Company may write to the Chair of the Board, in care of the Corporate Secretary, at the head office of the Company.

Board Interlocks

The Board does not allow its directors to serve on the same board of another company, unless such interlock is approved by the Corporate Governance and Nominating Committee. This committee reviews potential interlocking board memberships as they arise in conjunction with its determination as to whether a Director’s ability to serve the Company is impaired by such external obligations, and determines if common board memberships impair the ability of the Directors to act in the best interests of the Company. Currently, there are no interlocking board memberships of the Company’s directors.

Board Access to Management

The Company provides both formal and informal means for the Board to interact with the Senior Executives. The Senior Executives attend the Board meetings and relevant committee meetings. Directors have access to the Senior Executives and are encouraged to raise any questions or concerns directly with the Senior Executives. The Board and Committee Chairs meet regularly with applicable Senior Executives.

Retention of Outside Advisors by Directors

The Board and its committees may retain outside advisors at the Company’s expense, as they deem necessary.

Manulife Financial Corporation Proxy Circular	66

The Board of Directors, Corporate Governance and Nominating Committee, and Management Resources and Compensation Committee, retained outside advisors in 2012.

Individual Directors may also retain outside advisors, at the Company’s expense with the approval of the Corporate Governance and Nominating Committee, to provide advice on any matter before the Board or committee.

Ethical Business Conduct

The Company has adopted the Code of Business Conduct and Ethics (the “Code”), which applies to Directors, officers, employees and those who perform services for or on behalf of the Company.

The Code complies with the requirements of the NYSE Rules, the SEC rules and the Governance Instrument.

The Code is available on the Company’s website at www.manulife.com.

All employees of the Company and the Directors annually review the Code, complete an online training course, certify compliance with the Code and disclose any conflicts of interest. Any changes to an employee’s or Director’s status during the year is reported to the applicable human resources representative or Global Compliance.

The Board annually reviews the Code and the compliance with the Code with the assistance of the Audit Committee (previously to the Conduct Review and Ethics Committee) and reports from the Global Compliance Chief on compliance with the Code, the Ethics Hotline (the third party reporting system that permits employees to submit their ethics concerns anonymously through the internet or telephone) and Code violations including those relating to accounting, internal controls or audit matters.

The Board, through the Management Resources and Compensation Committee, annually reviews the integrity of the CEO and the executive officers, and their promotion of a culture of integrity.

Conflicts of Interest

Directors and executive officers are required to disclose their interest in a material contract or material transaction with the Company. Each director is required to inform the Board of any potential or actual conflicts, or what might appear to be a conflict of interest the Director may have with the Company. If a director has a personal interest in a matter before the Board or a committee, he or she will not be present for or participate in the discussion or any vote on the matter except where the Board or the committee has expressly determined that it is appropriate for him or her to do so.

CEO and CFO Certification of Financial Statements

The CEO and CFO certify the annual financial statements and quarterly financial statements as required by SOX and the Certification Instrument.

The CEO provides an annual certification to the NYSE stating the CEO is not aware of any violations of the governance requirements in the NYSE Rules.

The Company submits written affirmations as required by the NYSE Rules.

Disclosure and Communication Policies and Procedures

The Company has policies relating to the treatment and disclosure of information about the Company on a timely, accurate, understandable and broadly disseminated basis. Media releases relating to the Company are reviewed by Legal, Investor Relations and Communications, senior management and others as required, for both content and appropriateness of timing.

The Company’s Executive Committee also serves as its Disclosure Committee. The Disclosure Committee is responsible for overseeing and monitoring disclosure processes and practices within the Company and determining whether events constitute “material information” or a “material change” for applicable regulatory purposes. Its members are the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, General Counsel, Chief Risk Officer, Chief Investment Officer, Chief Actuary, the senior officer responsible for human resources and the principal officers of each of the main operating business units. The Disclosure Committee is chaired by the General Counsel. The Disclosure Committee reports, as appropriate, to the Audit Committee and Risk Committee.

The Company has also established a Risk Disclosure Committee. The Risk Disclosure Committee is responsible for reviewing, considering and making recommendations as to appropriate risk disclosure based on, among other things, its review of internal risk and reports related thereto. Its members are the Chief Executive Officer, Chief Financial Officer, General Counsel, Chief Risk Officer, Chief Actuary and Controller. The Risk Disclosure Committee is also chaired by the General Counsel. It reports to the Disclosure Committee.

The Company has reviewed its disclosure policies and practices which are intended to ensure compliance by the Company with the disclosure requirements applicable to public companies.

The Company communicates with individual shareholders, institutional investors and financial analysts through its Investor Relations and Shareholder Services departments and to the media and employees through Communications.

Investor Relations provides an information report at each Board meeting on relative MFC share performance versus peer companies, corporate and rating actions for MFC and peer companies, issues raised by analysts and shareholders, and a summary of recent Investor Relations activities.

The Company’s website, www.manulife.com, features webcasts of the quarterly investor conference calls and presentations made by senior management to the investment community, as well as annual reports, Board Mandate and committee charters and other investor information.

Shareholders can access voting results of all shareholder votes at the Company’s website www.manulife.com or at www.sedar.com.

Manulife Financial Corporation Proxy Circular	67

Appendix “1”

Board of Directors’ Mandate

The Board of Directors (the “Board”) is responsible for providing independent oversight of the management of the business and affairs of Manulife Financial Corporation (the “Company”).

The Board shall, directly or through a Board committee, carry out the duties referred to in this Mandate.

Culture of Integrity and Ethics

•

Promote a culture of integrity at the Company. The Board shall satisfy itself as to the integrity of the Chief Executive Officer (“CEO”) and the executive officers, and that the CEO and executive officers create a culture of integrity throughout the Company.

•

Approve the Company’s Code of Business Conduct and Ethics (the “Code”), monitor compliance with the Code, and receive reports assuring the Board that the Code is being adhered to. Any waivers from the Code for the benefit of any Director or executive officer must be approved by the Board.

•	Approve policies and practices for dealing with all matters related to integrity and ethics, including conflicts of interest, related party transactions and the treatment of confidential information.

Strategic Planning Process and Implementation

•	Adopt a strategic planning process and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business.

Risk Management and Compliance

•

Oversee the implementation by management of appropriate systems to identify and manage the principal risks of the Company’s business. The Board shall receive regular updates on the status of risk management activities and initiatives.

•	Oversee the implementation by management of a comprehensive compliance management program.

Significant Enterprise-Wide Policies

•

At least annually, review and approve the Company’s significant enterprise wide policies and plans, including those respecting liquidity, funding and capital management. Obtain assurance from management that they are being complied with.

Succession Planning

•	Oversee the selection, appointment, development, evaluation and compensation of the Chair of the Board, Board members, the CEO and each executive officer.
•	Review the establishment of annual performance targets and the annual performance evaluation of the CEO and each executive officer and the termination of the CEO, if required.
•	Oversee the Company’s general approach to human resources and compensation philosophy.
•	Review the succession plan for key executive positions as updated from time to time.

Communications and Public Disclosure

•

Oversee public communication and disclosure. The Board has adopted the Disclosure Policy which governs the release of information about the Company and requires timely, accurate and fair disclosure of such information in compliance with all legal and regulatory requirements.

•	The CEO or the Chair of the Board or any other Director when authorized by the CEO or the Chair of the Board may communicate with the shareholders or stakeholders on behalf of the Company.

Internal Controls

•

Oversee the internal control and management information systems, monitor the integrity of such systems and obtain assurances on a regular basis that these systems are designed and operating effectively.

•

Review and approve the financial statements and related disclosures prior to their release. The Board shall receive a detailed analysis of these reports from management and the Audit Committee to assist in its review.

Corporate Governance

•	Review and approve the Company’s Governance Policies and Practices, as updated from time to time.
•	Establish expectations and responsibilities of directors, including preparation for, attendance at, and participation in, Board and Committee meetings and Board educational seminars.

Duty of Care

In meeting their responsibilities as members of the Board, each Director shall act honestly and in good faith with a view to the best interests of the Company, and exercise the care, diligence and skill that a reasonable prudent person would exercise in comparable circumstances.

Communication with Directors

Shareholders or other stakeholders of the Company may communicate with the Directors by writing to the Chair of the Board in care of the Corporate Secretary of the Company as follows:

Chair of the Board

c/o The Corporate Secretary

Manulife Financial

200 Bloor Street East

North Tower 10

Toronto, ON

M4W 1E5

Manulife Financial Corporation Proxy Circular	68

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